HARTE-HANKS

09010230

April 10, 2009

To Our Stockholders:

We faced significant challenges in 2008 across both of our businesses, as reflected in our results. For all of 2008, our diluted earnings per share decreased to $0.98 on revenue of $1.08 billion — decreases of 22.2% and 6.9%, respectively, from 2007. Our 2008 free cash flow decreased to $82.8 million, compared to $105.4 million for 2007.[1] Direct Marketing, comprising 68% of total 2008 revenue, had flat revenues in 2008 compared to 2007, while operating income declined by 5.2%. Our Shoppers revenue declined by 18.7%, while operating income declined 63.4% from 2007 levels.

It is not surprising that 2008 was one of the most difficult periods our company has faced in recent times. The global business climate has been hit hard by reduced consumer confidence, weakened demand and disruption in the credit and financial markets. In Direct Marketing, what began in earlier quarters as caution with spending plans became even more pronounced throughout the fourth quarter, resulting in significant reductions and delays in spending by clients. Business trends decreased across all of our vertical markets. In Shoppers, the negative trends and economic conditions we experienced throughout 2008 in the California and Florida economies continued to deteriorate. All of this makes it difficult to predict when economic conditions will improve.

As a result of the business climate, we took a number of actions across the company in 2008 to adjust our expense base to reduced revenue levels. These actions included head count reductions, consolidating businesses and closing facilities, reductions of marginal Shoppers circulation, wage freezes, wage reductions (including salary reductions for all Harte-Hanks, Inc. officers and a reduction in compensation for our Board of Directors), tighter management of capital spending, non-client travel restrictions and enhanced controls around accounts receivables and collections. Looking ahead to 2009, we know that more actions will be required as we continue to manage our cost base against the impact of the economic environment on our revenues and improve the efficiency and performance of our businesses. Although we do not underestimate the challenges we face, I am strongly encouraged for a number of reasons.

First, I believe there is a bright future for marketing solutions that deliver value and achieve results for clients. We remain firm in our conviction that the targeted marketing business in which we operate has strong growth opportunities and will benefit over the long term by positive, secular trends toward the use of measurable media. Both of our businesses — Direct Marketing and Shoppers — provide services and products that are even more necessary in this environment because we help our clients talk directly to their customers and to turn those communications into revenue-generating opportunities.

Direct Marketing — Direct Marketing delivers world-class solutions that help our clients acquire new customers and retain current customers, engage their customers more effectively and efficiently, and optimize their value through data-driven marketing strategies and campaign execution. Among our clients are Fortune 1000 companies in consumer and business-to-business markets across the Americas, Europe-Middle East-Africa, and the Asia-Pacific region. Our clients gain insights about purchase behavior and preferences so they can continuously refine marketing models and business decisions and improve marketing ROI. With its vertical market approach, Direct Marketing remains a leader in retail, insurance and financial services, technology, healthcare and pharmaceuticals, and a variety of other "select" markets, among them automotive, consumer brands, non-profit and public sectors. In addition to our penetration in key vertical markets, we have the breadth and depth of experience to provide a full compliment of integrated, multi-channel direct marketing solutions to our clients — traditional mail, e-mail from our Postfuture® platform, Web, mobile and other e-marketing, outbound and inbound contact centers and

1 Free cash flow is a non-GAAP financial measure, defined as net income, plus depreciation and amortization, plus stock-based compensation (tax-effected), less capital expenditures. For 2008, our net income was $62.7 million. Our January 30, 2009 earnings release tables provide a reconciliation of 2008 free cash flow to 2008 net income.

customer care, fulfillment, logistics, Trillium Software System® for total data quality, the Allink® Solution Suite for vertically aligned database marketing, agency and strategy, print on demand, retention and loyalty programs, and market insight and lead generation from Ci Technology Database™, the largest and most in-depth business technology database of its kind, and from Aberdeen Group®, which provides cutting edge fact-based research reports detailing adoption and impact of best-in-class business practices across dozens of key business areas.

Shoppers — Harte-Hanks Shoppers is North America's largest owner, operator and distributor of shopper publications, with shoppers that are zoned into more than 950 separate editions with more than 11.5 million circulation each week in California and Florida. Harte-Hanks Shoppers brings buyers and sellers together at a local level, helping businesses and individuals get results from targeted, local advertisements, both through weekly printed publications with virtually 100% penetration in their targeted distribution zones and online through the *PennySaverUSA.com*™ and *TheFlyer.com*™ websites. These sites are online advertising portals, bringing buyers and sellers together through our online products, including local classifieds, business listings, coupons, special offers and Power Sites™. Power Sites are templated web sites for our customers, optimized to help small/medium sized business owners establish a web presence and improve their lead generation. During 2008, Shoppers formally changed the names of its print publications to *PennySaverUSA.com* (California) and *TheFlyer.com* (Florida) to emphasize the multi-channel nature of our offering.

Second, we remain focused on conservatively managing our balance sheet and cash flows, and we are committed to emerging from this recession as an even stronger company and leader in our industry with greater opportunities for long-term success. At December 31, 2008, we had a net debt position of $240.4 million ($30.2 million in cash and cash equivalents and $270.6 million in debt), and $125.0 million of unused borrowing capacity under our revolving credit facility, which matures in August 2010. We ended 2008 with $19.9 million in capital spending, $8.3 million less than the $28.2 million spent in 2007. For 2009, we currently expect capital spending to be in the $10-$15 million range.

Third, I am pleased and impressed with the way our leadership and all of our co-workers have responded to this rapidly changing environment, which none of us have experienced before. They have responded with resolve and dedication because our mission is clear – remain intensely focused on keeping our customers, reducing costs and conserving cash.

Because of our people, I am confident we will succeed.

LARRY FRANKLIN
Chairman, President and Chief Executive Officer

Please refer to the Cautionary Note Regarding Forward-Looking Statements in Item 1A. of the enclosed annual report on Form 10-K.

Notice of Annual Meeting

and

Proxy Statement

HARTE-HANKS, INC.
200 Concord Plaza Drive, Suite 800
San Antonio, Texas 78216

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 12, 2009

As a stockholder of Harte-Hanks, Inc., a Delaware corporation, you are hereby given notice of, and invited to attend in person or by proxy, Harte-Hanks' 2009 annual meeting of stockholders. The annual meeting will be held at **200 Concord Plaza Drive, First Floor Conference Center (Lobby Level), San Antonio, Texas 78216, on Tuesday, May 12, 2009, at 8:30 a.m. Central Time,** for the following purposes:

1. To elect two Class I directors, each for a three-year term;
2. To ratify the appointment of KPMG LLP as Harte-Hanks' independent registered public accounting firm for fiscal 2009;
3. To approve an amendment to the Harte-Hanks, Inc. 2005 Omnibus Incentive Plan to increase the maximum number of authorized shares that may be issued thereunder;
4. To approve the material terms of the current performance goal set forth within the Harte-Hanks, Inc. 2005 Omnibus Incentive Plan, in accordance with the periodic re-approval requirements of Internal Revenue Code Section 162(m); and
5. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on March 27, 2009 as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting and any adjournment or postponement thereof.

Please note that we are requiring a form of personal identification and, for beneficial owners, appropriate proof of ownership of our common stock to attend the annual meeting. For more information, please refer to the enclosed proxy statement.

Pursuant to rules promulgated by the Securities and Exchange Commission (SEC), we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. The enclosed proxy statement and our Form 10-K for the year ended December 31, 2008 (which we are distributing in lieu of a separate annual report to stockholders) are available on our website at *www.harte-hanks.com*, under the heading "About Us" in the section for "Investors." Additionally, and in accordance with SEC rules, you may access our proxy statement and Form 10-K at *http://www.edocumentview.com/HHS*, which does not have "cookies" that identify visitors to the site.

Most stockholders have a choice of submitting a proxy (1) on the Internet, (2) by telephone, or (3) by mail using a traditional proxy card. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting methods available to you.

Your vote is important. We urge you to review the accompanying materials carefully and to submit your proxy as soon as possible so that your shares will be represented at the meeting.

Thank you for your continued interest and support.

By Order of the Board of Directors,

Bryan J. Pechersky
Senior Vice President, General Counsel and Secretary

San Antonio, Texas
April 10, 2009

PROXY STATEMENT TABLE OF CONTENTS

HARTE-HANKS, INC.
200 Concord Plaza Drive, Suite 800
San Antonio, Texas 78216

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 12, 2009

This proxy statement is being furnished to you in connection with the solicitation of proxies by the Board of Directors (the Board) of Harte-Hanks, Inc. for use at our 2009 annual meeting. In this proxy statement, references to "Harte-Hanks," the "company," "we," "us," "our" and similar expressions refer to Harte-Hanks, Inc., unless the context of a particular reference provides otherwise. We refer to various websites in this proxy statement. Neither the Harte-Hanks website nor any other website included in this proxy statement is intended to function as a hyperlink, and the information contained on such websites is not a part of this proxy statement.

GENERAL INFORMATION

2009 Annual Meeting Date and Location

Our 2009 annual meeting of stockholders will be held on Tuesday, May 12, 2009 at 8:30 a.m. (Central Time) at 200 Concord Plaza Drive, First Floor Conference Center (Lobby Level), San Antonio, Texas 78216, or at such other time and place to which the meeting may be adjourned or postponed. References in this proxy statement to the annual meeting also refer to any adjournments, postponements or changes in location of the meeting, to the extent applicable.

Delivery of Proxy Materials

Mailing Date

The approximate date on which this proxy statement and accompanying proxy are first being sent or given to stockholders is April 10, 2009.

Important Notice Regarding Availability of Proxy Materials For Annual Meeting To Be Held On May 12, 2009

Pursuant to rules promulgated by the Securities and Exchange Commission (SEC), we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by notifying you of the availability of our proxy materials on the Internet. This proxy statement and our Form 10-K for the year ended December 31, 2008 (which we are distributing in lieu of a separate annual report to stockholders) are available on our website at *www.harte-hanks.com*, under the heading "About Us" in the section for "Investors." Additionally, and in accordance with SEC rules, you may access our proxy statement and Form 10-K at *http://www.edocumentview.com/HHS*, which does not have "cookies" that identify visitors to the site.

Stockholders Sharing an Address

Registered Stockholders — Each registered stockholder (you own shares in your own name on the books of our transfer agent, Computershare Trust Company, N.A.) will receive one copy of each of our proxy statement and annual report on Form 10-K per account even if at the same address.

Street-name Stockholders — Most banks and brokers are delivering only one copy of each of our proxy statement and annual report on Form 10-K to consenting street-name stockholders (you own shares beneficially in the name of a bank, broker or other holder of record on the books of our transfer agent) who share the same address. This procedure reduces our printing and distribution costs. Those who wish to receive separate copies may do so by contacting their bank, broker or other nominee, or, in most cases, by checking the appropriate box on the voting instruction card sent to them. Similarly, most street-name stockholders who are receiving multiple copies of our proxy statement and annual report on Form 10-K at a single address may request that only a single set of materials be sent to them in the future by checking the appropriate box on the voting instruction card sent to them or by contacting their bank, broker or other nominee. In the alternative, most street-name stockholders may give instructions to receive separate copies or discontinue multiple mailings of materials by contacting the third party that mails annual meeting materials for most banks and brokers: Broadridge, either by calling toll free at (800) 542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Your instructions must include the name of your bank or broker and your account number.

Electronic Delivery Option

Instead of receiving future copies of these materials by mail, street-name stockholders may have the opportunity to receive copies of the proxy materials electronically. Opting to receive your proxy materials online will save us the cost of producing and mailing documents to your home or business. Please check the information provided in the proxy materials mailed to you by your bank or broker or contact your bank or broker regarding the availability of this service. In addition, the notice of annual meeting, proxy statement and annual report on Form 10-K are available on our website at *www.harte-hanks.com* under the heading "About Us" in the section for "Investors."

Voting

Stockholders Entitled to Vote

The record date for determining the common stockholders entitled to notice of and to vote at the meeting and any adjournment or postponement thereof was the close of business on March 27, 2009, at which time we had issued and outstanding 63,718,336 shares of common stock, which were held by approximately 2,692 holders of record. Please refer to "Security Ownership of Management and Principal Stockholders" for information about common stock beneficially owned by our directors, executive officers and principal stockholders as of the date indicated in such section. Record date stockholders are entitled to one vote for each share of common stock owned as of the record date. For a period of at least ten days prior to the annual meeting, a complete list of stockholders entitled to vote at the annual meeting will be open to the examination of any stockholder for any purpose germane to the meeting, during ordinary business hours at our corporate headquarters located at 200 Concord Plaza Drive, Suite 800, San Antonio, Texas 78216, Attn: Secretary.

Voting of Proxies By Management Proxy Holders

The Board has appointed Mr. Doug Shepard, our Executive Vice President and Chief Financial Officer, and Mr. Bryan Pechersky, our Senior Vice President, General Counsel and Secretary, as the management proxy holders for the annual meeting. Your shares will be voted in accordance with the instructions on the proxy card you submit by mail, or the instructions provided for any proxy submitted by telephone or Internet, as applicable. For stockholders who have their shares voted by duly submitting a proxy by mail, telephone or Internet, the management proxy holders will vote all shares represented by such valid proxies as follows, unless a stockholder appropriately specifies otherwise:

- *Proposal I (Election of Directors)* — **FOR** the election of each of the persons named under "Proposal I—Election of Directors" as nominees for election as Class I directors;

- *Proposal II (Ratification of the Appointment of Independent Auditors)* — **FOR** the proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm (independent auditors) for fiscal 2009;
- *Proposal III (Amendment of 2005 Omnibus Incentive Plan)* — **FOR** the proposal to approve an amendment to the Harte-Hanks, Inc. 2005 Omnibus Incentive Plan to increase the maximum number of authorized shares that may be issued thereunder; and
- *Proposal IV (162(m) Re-Approval of Current Performance Goal Under 2005 Omnibus Incentive Plan)* — **FOR** the proposal to approve the material terms of the current performance goal set forth within the Harte-Hanks, Inc. 2005 Omnibus Incentive Plan, in accordance with the periodic re-approval requirements of Internal Revenue Code Section 162(m).

As of the date of printing this proxy statement, the Board is not aware of any other business or nominee to be presented or voted upon at the annual meeting. Should any other matter requiring a vote of stockholders properly arise, the proxies in the enclosed form confer upon the person or persons entitled to vote the shares represented by such proxies discretionary authority to vote the same in accordance with their best judgment in the interest of the company. Where a stockholder has appropriately specified how a proxy is to be voted, it will be voted by the management proxy holders in accordance with the specification.

Quorum; Required Votes

The presence at the meeting, in person or by proxy, of the stockholders entitled to cast at least a majority of the votes that all common stockholders are entitled to cast is necessary to constitute a quorum for the transaction of business at the annual meeting. Each vote represented at the meeting in person or by proxy will be counted toward a quorum. Abstentions and broker "non-votes" (which are described below) are counted as present at the annual meeting for purposes of determining whether a quorum is present. If a quorum is not present, the meeting may be adjourned or postponed from time to time until a quorum is obtained.

Under the current rules of the New York Stock Exchange (NYSE), brokers holding shares of record for a customer have the discretionary authority to vote on some matters if the brokers do not receive timely instructions from the customer regarding how the customer wants the shares voted. There are also non-discretionary matters for which brokers do not have discretionary authority to vote, even if they do not receive timely instructions from the customer. When a broker does not have discretion to vote on a particular matter and the customer has not given timely instructions on how the broker should vote, a "broker non-vote" results. Although any broker non-vote would be counted as present at the meeting for purposes of determining a quorum, it would be treated as not entitled to vote with respect to non-discretionary matters. For proposals I, II and IV to be voted on at our annual meeting, brokers will have discretionary authority in the absence of timely instructions from their customers. For proposal III, brokers will not have discretionary authority in the absence of timely instructions from their customers.

- *Proposal I (Election of Directors)* — In accordance with our bylaws, to be elected, each nominee for election as a Class I director must receive the affirmative vote of a plurality of the votes cast at the annual meeting, in person or by proxy. This means that director nominees with the most votes are elected. Votes may be cast in favor of or withheld from the election of each nominee. Votes that are withheld from a director's election will be counted toward a quorum, but will not affect the outcome of the vote on the election of such director.
- *Proposal II (Ratification of the Appointment of Independent Auditors)* — In accordance with our bylaws, ratification of the appointment of KPMG LLP as our independent auditors for fiscal 2009 requires the affirmative vote of the majority of the votes cast at the annual meeting, in person or by proxy. Abstentions may be specified on this proposal and will have the same effect as a vote against this proposal. Broker non-votes are not deemed to be votes cast and, therefore, will not affect the outcome.

- *Proposal III (Amendment of 2005 Omnibus Incentive Plan)* — In accordance with rules of the NYSE, approval of the proposal to amend the Harte-Hanks, Inc. 2005 Omnibus Incentive Plan to increase the maximum number of authorized shares that may be issued thereunder requires the affirmative vote of a majority of the votes cast, provided that the total votes cast on this proposal represent over 50% of all of the common stock entitled to vote. Abstentions may be specified on this proposal and will have the same effect as a vote against this proposal. Broker non-votes will not affect the outcome, so long as over 50% of the outstanding shares of the common stock are voted on this proposal.
- *Proposal IV (162(m) Re-Approval of Current Performance Goal Under 2005 Omnibus Incentive Plan)* — In accordance with our bylaws, approval of the proposal to approve the material terms of the current performance goal set forth within the Harte-Hanks, Inc. 2005 Omnibus Incentive Plan, pursuant to the periodic re-approval requirements of Internal Revenue Code Section 162(m), requires the affirmative vote of the majority of the votes cast at the annual meeting, in person or by proxy. Abstentions may be specified on this proposal and will have the same effect as a vote against this proposal. Broker non-votes are not deemed to be votes cast and, therefore, will not affect the outcome.

Voting Procedures

Registered Stockholders — Registered stockholders may vote their shares or submit a proxy to have their shares voted by one of the following methods:

- *By Mail.* You may submit a proxy by signing, dating and returning your proxy card in the enclosed pre-addressed envelope.
- *By Telephone.* You may submit a proxy by telephone using the toll-free number listed on the proxy card. Please have your proxy card in hand when you call. Telephone voting facilities will close and no longer be available on the date and time specified on the proxy card.
- *By Internet.* You may submit a proxy electronically on the Internet, using the website listed on the proxy card. Please have your proxy card in hand when you log onto the website. Internet voting facilities will close and no longer be available on the date and time specified on the proxy card.
- *In Person.* You may vote in person at the annual meeting by completing a ballot; however, attending the meeting without completing a ballot will not count as a vote.

Street-name Stockholders — Street-name stockholders may generally vote their shares or submit a proxy to have their shares voted by one of the following methods:

- *By Mail.* You may submit a proxy by signing, dating and returning your proxy card in the enclosed pre-addressed envelope.
- *By Methods Listed on Proxy Card.* Please refer to your proxy card or other information forwarded by your bank, broker or other holder of record to determine whether you may submit a proxy by telephone or electronically on the Internet, following the instructions on the proxy card or other information provided by the record holder.
- *In Person with a Proxy from the Record Holder.* A street-name stockholder who wishes to vote in person at the meeting will need to obtain a legal proxy from their bank, broker or other nominee. Please consult the voting form or other information sent to you by your bank, broker or other nominee to determine how to obtain a legal proxy in order to vote in person at the annual meeting.

Revoking Your Proxy

If you are a registered stockholder, you may revoke your proxy at any time before the shares are voted at the annual meeting by:

- timely delivery of a valid, later-dated executed proxy card;
- timely submitting a proxy with new voting instructions using the telephone or Internet voting system;

- voting in person at the meeting by completing a ballot; however, attending the meeting without completing a ballot will not revoke any previously submitted proxy; or
- filing an instrument of revocation received by the Secretary of Harte-Hanks, Inc. at 200 Concord Plaza Drive, Suite 800, San Antonio, Texas 78216, by 5:00 p.m., Central Time, on Monday, May 11, 2009.

If you are a street-name stockholder and you vote by proxy, you may change your vote by submitting new voting instructions to your bank, broker or nominee in accordance with that entity's procedures.

Annual Meeting Admission

If you wish to attend the annual meeting in person, you must present a form of personal identification. If you are a beneficial owner of Harte-Hanks common stock that is held of record by a bank, broker or other nominee, you will also need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the meeting.

Solicitation Expenses

We will bear all costs incurred in the solicitation of proxies by our Board. In addition to solicitation by mail, our directors, officers and employees may solicit proxies personally or by telephone, e-mail, facsimile or other means, without additional compensation. We also have retained The Altman Group (Altman) for proxy solicitation and related consulting services in connection with our annual meeting. Under the agreement, Altman will receive a fee of $9,500 and we will reimburse Altman for reasonable and customary out-of-pocket expenses incurred in performing such services. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares of common stock held by such persons, and we may reimburse these brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

Copies of the Annual Report

A copy of our annual report on Form 10-K for the year ended December 31, 2008, including the financial statements and the financial statement schedules, if any, but not including exhibits, accompanies this proxy statement and will also be furnished at no charge to each person to whom a proxy statement is delivered upon the written request of such person addressed to Harte-Hanks, Inc., Attn: Secretary, 200 Concord Plaza Drive, Suite 800, San Antonio, Texas 78216. Our Form 10-K and the exhibits filed with it are available on our website, *www.harte-hanks.com* under the heading "About Us" in the section for "Investors." These materials do not constitute a part of the proxy solicitation material.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 and related rules of the SEC require our directors and officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports that they file. As with many public companies, we provide assistance to our directors and executive officers in making their Section 16(a) filings pursuant to powers of attorney granted by our insiders. To our knowledge, based solely on our review of the copies of Section 16(a) reports received by us with respect to fiscal 2008, including those reports that we have filed on behalf of our directors and executive officers pursuant to powers of attorney, or written representations from certain reporting persons, we believe that all filing requirements applicable to our directors, officers and persons who own more than 10% of a registered class of our equity securities have been satisfied.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information about our current directors and executive officers:

Name	Age	Position
David L. Copeland	53	Director Nominee (Class I)
William F. Farley	65	Director (Class II)
Larry D. Franklin	66	Director (Class II); Chairman, President and Chief Executive Officer
William K. Gayden	67	Director (Class II)
Christopher M. Harte	61	Director Nominee (Class I)
Houston H. Harte	82	Director (Class III); Vice Chairman
Judy C. Odom	56	Director (Class III)
Karen A. Puckett	48	Director (Class III)
Peter E. Gorman	60	Executive Vice President and President, Shoppers
Douglas C. Shepard	41	Executive Vice President and Chief Financial Officer
Gary J. Skidmore	54	Executive Vice President and President, Direct Marketing
Bryan J. Pechersky	38	Senior Vice President, General Counsel and Secretary
Jessica M. Huff	48	Vice President – Finance, Controller and Chief Accounting Officer

Class I directors are to be elected at our 2009 annual meeting. Messrs. David Copeland and Christopher Harte are nominees for election as Class I directors. The term of Class II directors expires at the 2010 annual meeting of stockholders, and the term of Class III directors expires at the 2011 annual meeting of stockholders.

David L. Copeland has served as a director of Harte-Hanks since 1996. He has been employed by SIPCO, Inc., the management and investment company for the Andrew B. Shelton family, since 1980, and currently serves as its president. He also serves as a director of First Financial Bankshares, Inc., a financial holding company.

William F. Farley has served as a director of Harte-Hanks since 2003. He served as chairman and chief executive officer of Science, Inc., a medical device company, from 2000 to 2002. He also served as president and chief executive officer of Kinnard Investments, a financial services holding company, from 1997 to 2000. From 1990 to 1996, he served as vice chairman of U.S. Bancorp, a financial services holding company.

Larry D. Franklin serves as Chairman of the Board and, since January 2009, also serves as our President and Chief Executive Officer. Mr. Franklin joined Harte-Hanks in 1971, has been a director since 1974, and was previously our Chief Executive Officer from 1991 until 2002 and executive Chairman until the end of 2005. Mr. Franklin has also served in a variety of other management and leadership roles at Harte-Hanks.

William K. Gayden has served as a director of Harte-Hanks since 2001. He is chairman and chief executive officer of Merit Energy Company, a private firm specializing in direct investments in oil and gas producing properties, which he formed in 1989.

Christopher M. Harte has served as a director of Harte-Hanks since 1993. He is a private investor and served as president of the Portland Press Herald and Maine Sunday Telegram for approximately two years, beginning June 1992. Prior to becoming president of the Portland newspapers, Mr. Harte spent nine years with Knight-Ridder Newspapers, during which time he served as president and publisher of two newspapers and in other positions. He currently serves as the chairman of Star Tribune Company and as chief executive officer and publisher of the Minneapolis Star Tribune. He also serves as a director of Geokinetics, Inc., a provider of three-dimensional seismic acquisition services to U.S. oil and gas businesses. Mr. Harte is the nephew of director Houston H. Harte.

Houston H. Harte has served as a director of Harte-Hanks since 1952 and served as Chairman of the Board from 1972 until May 1999. Since May 1999, Mr. Harte has served as Vice Chairman of the Board of Harte-Hanks. Mr. Harte is the uncle of director Christopher M. Harte.

Judy C. Odom has served as a director of Harte-Hanks since 2003. Since November 2002, she has also served on the board of directors of Leggett & Platt, Incorporated, a diversified manufacturing company. She served on the board of Storage Technology Corporation, a provider of data storage hardware and software products and services, from November 2003 to August 2005. From 1985 until 2002, she held numerous positions, most recently chief executive officer and chairman of the board, at Software Spectrum, Inc., a global business to business software services company, which she co-founded in 1983.

Karen A. Puckett has served as a director of Harte-Hanks since 2009. Ms. Puckett is currently the president and chief operating officer of CenturyTel, Inc., and has served as CenturyTel's chief operating officer since 2000. CenturyTel is a leading provider of communications, high-speed Internet and entertainment services in small-to-mid-size cities through its broadband and fiber transport networks.

Peter E. Gorman has served as our Executive Vice President and President, Shoppers since October 2005, with responsibility for our entire Shoppers division. From 1996 to October 2005, he served as Senior Vice President, Shoppers. He has been with Harte-Hanks since 1979.

Douglas C. Shepard has served as our Executive Vice President and Chief Financial Officer since December 2007. From September 2006 to December 2007, he served as chief financial officer and treasurer of Highmark's vision holding company, HVHC Inc. From November 2004 to December 2007, he served as the executive vice president, chief financial officer, treasurer and secretary of Eye Care Centers of America, Inc. (ECCA). From March 1997 to November 2004, he served as ECCA's vice president of finance and controller. Mr. Shepard joined ECCA in March 1995. Prior to his employment with ECCA, Mr. Shepard served at a publicly traded restaurant company and served at Deloitte & Touche, LLP.

Gary J. Skidmore has served as our Executive Vice President and President, Direct Marketing since August 2007, with responsibility for our entire Direct Marketing division. From January 2007 to August 2007, he served as Executive Vice President, Direct Marketing, where he had responsibility for a portion of our Direct Marketing business units. From 2000 to January 2007, he served as Senior Vice President, Direct Marketing. He previously served as our Vice President, Direct Marketing. He has been with Harte-Hanks since 1994.

Bryan J. Pechersky has served as our Senior Vice President, General Counsel and Secretary since March 2007. Prior to joining Harte-Hanks, he served as senior vice president, secretary and senior corporate counsel of Blockbuster Inc., a movie and game entertainment retailer. Before joining Blockbuster, from March 2004 until October 2005, he served as deputy general counsel and secretary with Unocal, an international energy company that was acquired by Chevron in 2005, and was in private practice with the law firm of Vinson & Elkins L.L.P. from November 1996 until March 2004.

Jessica M. Huff has served as our Controller since 1996. In 1999, she was also named Chief Accounting Officer. In 2003, she was also named Vice President, Finance. Prior to joining Harte-Hanks, she was corporate manager of financial planning at SBC Communications. Ms. Huff also spent eight years with Ernst & Young and three years as controller and vice president of a financial institution.

CORPORATE GOVERNANCE

We believe that strong corporate governance helps to ensure that our company is managed for the long-term benefit of our stockholders. During the past year, we continued to review our corporate governance policies and practices, the applicable federal securities laws regarding corporate governance, and the corporate governance standards of the NYSE, the stock exchange on which our common stock is listed. This review is part of our continuing effort to enhance corporate governance at Harte-Hanks and to communicate our governance policies to stockholders and other interested parties.

You can access and print, free of charge, the charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, as well as our Corporate Governance Principles, Business Conduct Policy, Code of Ethics and certain other polices and procedures at our website at *www.harte-hanks.com* under the heading "About Us" in the section for "Corporate Governance." Additionally, stockholders can request copies of any of these documents free of charge by writing to the following address:

Harte-Hanks, Inc.
200 Concord Plaza Drive, Suite 800
San Antonio, Texas 78216
Attention: Secretary

From time to time, these governance documents may be revised in response to changing regulatory requirements, evolving best practices and input from our stockholders and other interested parties. We encourage you to check our website periodically for the most recent versions.

Board of Directors and Board Committees

Our business is managed under the direction of our Board. The Board elects the Chief Executive Officer (CEO) and other corporate officers, acts as an advisor to and resource for management, and monitors management's performance. The Board, with the assistance of the Compensation Committee, also assists in planning for the succession of the CEO and certain other key positions. In addition, the Board oversees the conduct of our business and strategic plans to evaluate whether the business is being properly managed, reviews and approves our financial objectives and major corporate plans and actions, and, through the Audit Committee, reviews and approves significant changes in the appropriate auditing and accounting principles and practices and provides oversight of internal and external audit processes and financial reporting.

The Board meets on a regularly scheduled basis to review significant developments affecting our company, to act on matters requiring approval by the Board and to otherwise fulfill its responsibilities. It also holds special meetings when an important matter requires action or review by the Board between regularly scheduled meetings. The Board met six times and acted by unanimous written consent three times during 2008. Each director participated in at least 75% of all Board meetings and all Board committee meetings of which he or she was a member that were held during the period that he or she served as a director, committee member or both.

The Board has separately designated standing Audit, Compensation and Nominating and Corporate Governance Committees. The following table provides Board and committee membership and meeting information for each of the Board's standing committees:

Director	Independent (1)	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
David L. Copeland	Yes	Chair (2)		
William F. Farley	Yes	Member (2)	Member	
Larry D. Franklin	—			
William K. Gayden	Yes		Member	Member
Christopher M. Harte	Yes	Member		Chair
Houston H. Harte	—			
Judy C. Odom	Yes		Chair	Member
Karen A. Puckett	Yes		Member	
Number of Meetings in 2008		11	5	3
Number of Written Consents in 2008		1	2	0

(1) The Board has determined that the director is independent as described below under "Independence of Directors."

(2) The Board has determined that the director is an audit committee financial expert as described below under "Audit Committee Financial Experts and Financial Literacy."

A brief description of the principal functions of each of the Board's three standing committees follows. The Board retains the right to exercise the powers of any committee to the extent consistent with applicable rules and regulations, and may do so from time to time. For additional information, please refer to the committee charters that are available on our website at *www.harte-hanks.com* under the heading "About Us" in the section for "Corporate Governance."

- *Audit Committee* — The primary function of the Audit Committee is to assist the Board in fulfilling its oversight of (1) the integrity of our financial statements, including the financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance, (2) the qualifications and independence of our independent auditors, (3) the performance of our internal audit function and independent auditors, and (4) our compliance with legal and regulatory requirements.

- *Compensation Committee* — The primary functions of the Compensation Committee are to (1) review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and either as a Committee or together with the other independent directors (as directed by the Board), determine and approve the CEO's compensation level based on this evaluation, (2) review and approve, or make recommendations to the Board (as directed by the Board), with respect to non-CEO officer compensation, incentive-compensation plans and equity-based plans, and (3) review and discuss with management the company's "Compensation Discussion and Analysis" and produce a committee report on executive compensation as required by the SEC to be included in our annual proxy statement or annual report on Form 10-K filed with the SEC.

- *Nominating and Corporate Governance Committee* — The primary functions of the Nominating and Corporate Governance Committee are to (1) develop, recommend to the Board, implement and maintain our company's corporate governance principles and policies, (2) identify, screen and recruit, consistent with criteria approved by the Board, qualified individuals to become Board members, (3) recommend that the Board select the director nominees for the next annual meeting of stockholders, (4) assist the Board in determining the appropriate size, function, operation and composition of the Board and its committees, and (5) oversee the evaluation of the Board and management.

Director Nomination Process

The Nominating and Corporate Governance Committee (Governance Committee) is responsible for managing the process for the nomination of new directors. The Governance Committee may identify potential candidates for first-time nomination as a director using a variety of sources—recommendations from current Board members, our management, stockholders or contacts in communities served by Harte-Hanks, or by conducting a formal search using an outside search firm selected and engaged by the Governance Committee. During 2008, the Governance Committee retained Spencer Stuart to assist it in identifying and evaluating potential director nominees. In January 2009, the Board, based on the recommendation of the Governance Committee, elected Ms. Karen Puckett to the Board. Ms. Puckett was initially brought to the attention of the Board and the Governance Committee by Spencer Stuart.

Following the identification of a potential director nominee, the Governance Committee commences an inquiry to obtain sufficient information on the background of a potential new director nominee. Included in this inquiry is an initial review of the candidate with respect to whether the individual would be considered independent under NYSE and SEC rules and whether the individual would meet any additional requirements imposed by law or regulation on the members of the Audit and Compensation Committees of the Board. The Governance Committee evaluates candidates for director nominees in the context of the current composition of the Board, taking into account all factors it considers appropriate, including the characteristics of independence, diversity, age, skills, background and experience, financial acumen, availability of service to Harte-Hanks, tenure of incumbent directors on the Board and the Board's anticipated needs.

The Governance Committee will consider potential nominees recommended by our stockholders for the Governance Committee's consideration taking into account the same considerations as are taken into account for other potential nominees. Stockholders may recommend candidates by writing to the Governance Committee in care of our Secretary at Harte-Hanks, Inc., 200 Concord Plaza Drive, Suite 800, San Antonio, Texas 78216. Our bylaws provide additional procedures and requirements for stockholders wishing to nominate a director for election as part of the official business to be conducted at an annual stockholders meeting, as described further under "Submission of Stockholder Proposals for 2010 Annual Meeting" and in our bylaws.

Assuming a satisfactory conclusion to the Governance Committee's review and evaluation process, the Governance Committee presents the candidate's name to the Board for nomination for election as a director and, if applicable, inclusion in our proxy statement.

Independence of Directors

Annual questionnaires are used to gather input to assist the Governance Committee and the Board in their determinations of the independence of the non-employee directors. Based on the foregoing and on such other due consideration and diligence as it deemed appropriate, the Governance Committee presented its findings to the Board on the independence of (1) David Copeland, (2) William Farley, (3) William Gayden, (4) Christopher Harte, (5) Judy Odom, and (6) Karen Puckett, in each case in accordance with applicable federal securities laws and the rules of the NYSE. The Board determined that, other than in their capacity as directors, none of these non-employee directors had a material relationship with Harte-Hanks, either directly or as a partner, shareholder or officer of an organization that has a relationship with Harte-Hanks. The Board further determined that (1) each such non-employee director is otherwise independent under applicable NYSE listing standards for purposes of serving on the Board, the Audit Committee, the Compensation Committee and the Governance Committee, (2) each such non-employee director satisfies the additional audit committee independence standards under Rule 10A-3 of the SEC, and (3) each such non-employee director is financially literate for purposes of serving on our Audit Committee.

When assessing the materiality of a director's relationship with us, if any, the Board considers all known relevant facts and circumstances, not merely from the director's standpoint, but from that of the persons or organizations with which the director has an affiliation, the frequency or regularity of the services, whether the services are being carried out at arm's length in the ordinary course of business and whether the services are being provided substantially on the same terms to us as those prevailing at the time from unrelated parties for comparable transactions. Material relationships can include commercial, banking, industrial, consulting, legal, accounting, charitable and familial relationships. In making its most recent independence determinations, the Board considered the following matters with respect to Mr. Copeland and determined that they do not constitute material relationships with Harte-Hanks or otherwise impair Mr. Copeland's independence as a member of the Board or any of its committees, including the Audit Committee:

- As previously disclosed in our 2008 proxy statement, Mr. Copeland's son is a member of the transactional services group of KPMG LLP, our independent registered public accounting firm. This issue was previously reviewed and discussed by the Board in connection with assessing the continued independence of Mr. Copeland. This review process included discussing with KPMG the nature of its transactional services group and whether there was any relation to KPMG's audit, assurance or tax compliance groups. As a result of this diligence and discussions with KPMG, it was determined that KPMG's transactional services group is a separate and distinct group from KPMG's audit, assurance and tax compliance practice groups. Accordingly, based on the nature of the services provided by the transactional services group and the fact that Harte-Hanks has not purchased such transactional services from KPMG, this matter was not deemed to constitute a material relationship with Harte-Hanks.

- As previously disclosed in our 2008 proxy statement, in accordance with SEC rules, Mr. Copeland has reported, but disclaimed, "beneficial ownership" of more than 10% of our outstanding shares of our common stock that are owned by (1) various trusts for which Mr. Copeland serves as trustee or co-trustee, (2) a limited partnership of which he is an officer of the general partner, and (3) the Shelton Family Foundation, of which he is one of nine directors and an employee. Based on the nature of Mr. Copeland's role with these entities, his absence of any pecuniary interest in these shares and his disclaimer of any beneficial ownership in these shares, this matter is not deemed to constitute a material relationship with Harte-Hanks.

Executive Sessions

Our Corporate Governance Principles provide that the non-management members of the Board will hold regular executive sessions in connection with regular Board meetings to consider issues that they may determine from time to time without the presence of any member of management. If the Chairman of the Board is not a member of management, the Chairman will chair each such session and report any material issues to the full Board. If the Chairman is a member of management, the Chair of the Governance Committee, or if one has not been appointed, the Chair of the Audit Committee, serves as the chairman of the executive sessions. If the non-management directors include directors who are not "independent" under applicable NYSE and SEC rules, then the independent directors will hold an executive session at least once a year. The Chairman of the Board, if an independent director, will chair each such session and report any material issues to the full Board. If the Chairman is not an independent director, the Chair of the Governance Committee, or if one has not been appointed, the Chair of the Audit Committee, serves as the chairman of such sessions. Our current Chairman, Mr. Franklin, has also served as our President and Chief Executive Officer since January 2009.

Audit Committee Financial Experts and Financial Literacy

The Board has determined that Messrs. Copeland, Farley and Christopher Harte, the current members of the Audit Committee, are each financially literate as interpreted by the Board in its business judgment based on applicable NYSE rules, and that Messrs. Copeland and Farley each further qualifies as an audit committee financial expert, as such term is defined in applicable SEC rules.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee of our Board is or has been an officer or employee of the company. All members of the Compensation Committee participate in decisions related to compensation of our executive officers. No interlocking relationship exists between our Board and the board of directors or compensation committee of any other company.

Communications with Non-Management Directors and Other Board Communications

The Board provides a process to enhance the ability of stockholders and other interested parties to communicate directly with the non-management directors as a group, the entire Board, Board committees or individual directors, including the Chairman and chair of any Board committee.

Stockholders and other interested parties may communicate by writing to: Board of Directors – Stockholder Communication, Harte-Hanks, Inc., P.O. Box 1767, San Antonio, Texas 78291. Our independent directors have instructed the Chair of the Governance Committee to collect and distribute all such communications to the intended recipient(s), assuming he reasonably determines in good faith that such communications do not relate to an improper or irrelevant topic.

Concerns about accounting or auditing matters may be forwarded on a confidential or anonymous basis to the Audit Committee by writing to: Audit Committee, Harte-Hanks, Inc., P.O. Box 1607, San Antonio, Texas 78291 in an envelope labeled "To be opened by the Audit Committee only. Submitted pursuant to Audit Committee's whistleblower policy." These complaints will be reviewed and addressed under the direction of the Audit Committee.

Items unrelated to the duties and responsibilities of the Board, such as mass mailings, business solicitations, advertisements and other commercial communications, surveys and questionnaires, and resumes or other job inquiries, will not be forwarded.

Director Attendance at Annual Meetings

Although we do not have a formal policy regarding director attendance at the annual meeting of stockholders, all directors are encouraged to attend. All directors attended the 2008 annual meeting of stockholders.

Policies on Business Conduct and Ethics

We have established a corporate compliance program as part of our commitment to responsible business practices in all of the communities in which we operate. The Board has adopted a Business Conduct Policy that applies to all of our directors, officers and employees, which promotes the fair, ethical, honest and lawful conduct in our business relationships with employees, customers, suppliers, competitors, government representatives, and all other business associates. In addition, we have adopted a Code of Ethics applicable to our Chief Executive Officer and all of our senior financial officers. The Business Conduct Policy and Code of Ethics form the foundation of a compliance program that includes policies and procedures covering a variety of specific areas of professional conduct, including compliance with laws, conflicts of interest, confidentiality, public corporate disclosures, insider trading, trade practices, protection and proper use of company assets, intellectual property, financial accounting, employment practices, health, safety and environment, and political contributions and payments.

Both our Business Conduct Policy and our Code of Ethics are available on our website at *www.harte-hanks.com*, under the heading "About Us" in the section for "Corporate Governance." In accordance with NYSE and SEC rules, we currently intend to disclose any future amendments to our Code of Ethics, or waivers from our Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Controller, by posting such information on our website (*www.harte-hanks.com*) within the time period required by applicable SEC and NYSE rules.

Certain Relationships and Related Transactions

The Board has adopted certain policies and procedures relating to its review, approval or ratification of any transaction in which Harte-Hanks is a participant and that is required to be reported by the SEC's rules and regulations regarding transactions with related persons. As set forth in the Governance Committee's charter, except for matters delegated by the Board to the Audit Committee, all proposed related transactions and conflicts of interest should be presented to the Governance Committee for its consideration. If required by law, NYSE rules or SEC regulations, such transactions must obtain Governance Committee approval. In reviewing any such transactions and potential transactions, the Governance Committee may take into account a variety of factors that it deems appropriate, which may include, for example, whether the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party, the value and materiality of such transaction, any affiliate transaction restrictions that may be included in our debt agreements, any impact on the Board's evaluation of a non-employee director's independence or on such director's eligibility to serve on one of the Board's committees and any required public disclosures by Harte-Hanks.

Indemnification of Officers and Directors

Our certificate of incorporation and bylaws require us to indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law. These documents also contain provisions that provide for the indemnification of our directors for third party actions and actions by or in the right of Harte-Hanks that mirror Section 145 of the Delaware General Corporation Law.

Our certificate of incorporation also states that Harte-Hanks has the power to purchase and maintain insurance, at its expense, to protect itself and any such director, officer, employee or agent of Harte-Hanks or another corporation, partnership, joint venture, trust or other enterprise against such expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. We also have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Management Certifications

In accordance with the Sarbanes-Oxley Act of 2002 and SEC rules thereunder, our Chief Executive Officer and Chief Financial Officer have signed certifications under Sarbanes-Oxley Section 302, which have been filed as exhibits to our annual report on Form 10-K for the year ended December 31, 2008. In addition, our Chief Executive Officer submitted his most recent annual certification to the NYSE under Section 303A.12(a) of the NYSE listing standards on May 17, 2008.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the number of shares of our common stock beneficially owned by (1) our "named executive officers," which, for purposes of this proxy statement, refers to the six current and former executive officers included in the Summary Compensation Table below in this proxy statement, (2) each current Harte-Hanks director and each nominee for director, and (3) all current Harte-Hanks directors and executive officers as a group. The following table also sets forth information with respect to the number of shares of common stock beneficially owned by each person known by Harte-Hanks to beneficially own more than 5% of the outstanding shares of our common stock. Except as otherwise noted, (1) the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, and (2) ownership is as of March 2, 2009. As of March 2, 2009, there were 63,567,734 shares of our common stock outstanding.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock	Percent of Class
Houston H. Harte (2)	9,669,473	15.2%
David L. Copeland (3)	9,013,910	14.2%
Larry D. Franklin (4)	6,226,592	9.8%
BlackRock, Inc. (Subsidiaries: BlackRock Advisors LLC, BlackRock Asset Management U.K. Limited , BlackRock Investment Management, LLC and BlackRock (Channel Island) Ltd.) (5)	5,454,576	8.6%
Shelton Family Foundation	4,503,675	7.1%
Fiduciary Management, Inc. (6)	3,543,940	5.6%
Cooke & Bieler, LP (7)	3,506,821	5.5%
Richard M. Hochhauser (8)	1,046,343	1.6%
Christopher M. Harte (9)	869,147	1.4%
Gary J. Skidmore (10)	397,252	*
Peter E. Gorman (11)	297,920	*
William K. Gayden (12)	91,130	*
William F. Farley (13)	39,735	*
Judy C. Odom (14)	33,960	*
Douglas C. Shepard (15)	16,688	*
Bryan J. Pechersky (16)	16,250	*
Karen A. Puckett (17)	13,278	*
Dean H. Blythe	10,000	*
All Current Executive Officers and Directors as a Group (13 persons) (18)	26,733,640	42.0%

* Less than 1%.

(1) The address of (a) Cooke & Bieler, LP is 1700 Market Street, Suite 3222, Philadelphia, PA 19103, (b) the Shelton Family Foundation is 273 Walnut Street, Abilene, Texas 79601, (c) BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022, (d) Fiduciary Management, Inc. is 100 East Wisconsin Avenue, Suite 2200, Milwaukee, WI 53202, and (e) each other beneficial owner is c/o Harte-Hanks, Inc., 200 Concord Plaza Drive, Suite 800, San Antonio, Texas 78216.

(2) Includes 3,061,555 shares held by three limited partnerships of which Mr. Harte is the sole shareholder of the general partner, and to which he disclaims beneficial ownership.

(3) Includes 10,250 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 1,918 shares of stock subject to certain restrictions until February 2010; 3,144 shares of stock subject to certain restrictions until February 2011; 8,278 shares of stock subject to certain restrictions until January 2012; and the following shares to which Mr. Copeland disclaims beneficial ownership: (a) 5,650 shares owned by one of his adult children, (b) 33,100 shares held as custodian for unrelated minors, (c) 4,180,451 shares that are owned by 28 trusts for which he serves as trustee or co-trustee, (d) 200,500 shares held by a

limited partnership of which he is sole manager of the general partner, and (e) 4,503,675 shares owned by the Shelton Family Foundation, of which he is one of nine directors and an employee.

(4) Includes 225,000 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 1,444,938 shares held in trust for Mr. Franklin's children; and the following shares to which he disclaims beneficial ownership: (a) 3,258,558 shares owned by eight trusts for which he serves as co-trustee and holds shared voting and dispositive power, and (b) 48,405 shares owned by the Franklin Family Foundation of which he is one of four directors.

(5) Represents shares held by investment advisory clients of BlackRock, Inc.'s ("BlackRock") investment advisory subsidiaries (Subsidiaries: BlackRock Advisors, LLC, BlackRock Asset Management U.K. Limited, BlackRock Investment Management, LLC, and BlackRock (Channel Islands), Ltd.), no one of which to the knowledge of BlackRock owns more than 5.0% of the class. Includes shares to which BlackRock has shared voting and dispositive power of 5,454,576. Information relating to this stockholder is based on the stockholder's Schedule 13G, filed with the SEC on February 9, 2009.

(6) Represents shares held by investment advisory clients of Fiduciary Management, Inc. ("Fiduciary"), no one of which to the knowledge of Fiduciary owns more than 5.0% of the class. Includes shares to which Fiduciary has shared voting and dispositive power of 3,543,940 shares. Information relating to this stockholder is based on the stockholder's Schedule 13G, filed with the SEC on February 6, 2009.

(7) Represents shares held by investment advisory clients of Cooke & Bieler, LP ("C&B"), no one of which to the knowledge of C&B owns more than 5.0% of the class. Includes shares to which C&B has shared voting power of 2,187,978 shares and shared dispositive power of 3,471,521 shares. Information relating to this stockholder is based on the stockholder's Schedule 13G, filed with the SEC on February 9, 2009.

(8) Includes 853,000 shares that may be acquired upon the exercise of options exercisable within the next 60 days; and 8,500 shares of stock subject to certain restrictions until February 2010.

(9) Includes 484 shares held as custodian for Mr. Harte's step-children and child; 283,723 shares owned by two trusts for which he serves as co-trustee and in which the trustees have shared voting and dispositive power and to which he disclaims beneficial ownership; 450 shares owned indirectly by his wife; 505,458 shares held by Spicewood Family Partners, Ltd., of which he is the sole general partner with exclusive voting and dispositive power over all the partnership's shares; 10,250 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 1,918 shares of stock subject to certain restrictions until February 2010; 3,144 shares of stock subject to certain restrictions until February 2011; and 8,278 shares of stock subject to certain restrictions until February 2012.

(10) Includes 353,000 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 4,768 shares of stock subject to certain restrictions until February 2010; 4,668 shares of stock subject to certain restrictions until February 2011; and 4,318 shares held in trusts for the benefit of Mr. Skidmore's adult children and for which his brother serves as trustee.

(11) Includes 266,875 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 20,915 shares owned indirectly by the Gorman Family Trust; 2,755 shares of stock subject to certain restrictions until February 2010; and 4,000 shares of stock subject to certain restrictions until February 2011.

(12) Includes 10,250 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 13,500 shares owned indirectly by Mr. Gayden's wife; 1,918 shares of stock subject to certain restrictions until February 2010; 3,144 shares of stock subject to certain restrictions until February 2011; and 8,278 shares of stock subject to certain restrictions until February 2012.

(13) Includes 10,250 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 1,918 shares of stock subject to certain restrictions until February 2010; 3,144 shares of stock subject to certain restrictions until February 2011; 8,278 shares of stock subject to certain restrictions until February

2012; and 124 shares owned indirectly by Mr. Farley's spouse, as to which beneficial ownership is disclaimed.

(14) Includes 10,250 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 1,918 shares of stock subject to certain restrictions until February 2010; 3,144 shares of stock subject to certain restrictions until February 2011; and 8,278 shares of stock subject to certain restrictions until February 2012.

(15) Includes 7,500 shares of stock subject to certain restrictions until December 2010.

(16) Includes 6,250 shares that may be acquired upon the exercise of options exercisable within the next 60 days; 7,500 shares of stock subject to certain restrictions until March 2010; and 2,500 shares of stock subject to certain restrictions until February 2011.

(17) Includes 13,278 shares of stock subject to certain restrictions until February 2012.

(18) Includes 942,375 shares that may be acquired upon the exercise of options exercisable within the next 60 days and 116,418 shares of stock subject to certain restrictions until various times in 2010, 2011 and 2012. Includes 15,576,225 shares to which the current executive officers and directors disclaim beneficial ownership, as described in the preceding footnotes.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) provides a discussion of the compensation philosophy and objectives that underlie our executive compensation program and how we evaluated and set our executives' compensation for 2008. This CD&A provides qualitative information concerning how 2008 compensation was awarded to and earned by our executives, identifies the most significant factors relevant to our 2008 executive compensation decisions and gives context to the data presented in the tables included below in this proxy statement. Certain information regarding our 2007 and 2009 compensation determinations is also included to the extent we believe it provides helpful context for our discussion of 2008 executive compensation. The term "executive officers" means our senior executives who are all listed above under the heading "Directors and Executive Officers." The term "named executive officers" means the six current and former executive officers named in the Summary Compensation Table and other compensation tables that follow. "Committee," within this CD&A, means the Compensation Committee of the Board.

2008 CEO Transitions

As we have previously announced, the following CEO transitions occurred during 2008:

- *February 2008* — Mr. Hochhauser, our former CEO and a member of the Board, retired as an officer and employee of Harte-Hanks. Mr. Hochhauser joined Harte-Hanks in 1975. In connection with his retirement, Mr. Blythe was promoted from Executive Vice President and Chief Financial Officer to President and Chief Financial Officer (August 2007) and then to President and CEO (February 2008). Pursuant to Mr. Hochhauser's August 2007 transition and consulting agreement, he agreed to serve as a consultant for a three-year period beginning in February 2008. Additional information about Mr. Hochhauser's transition and consulting agreement is provided below in this CD&A.
- *May 2008* — In connection with Mr. Hochhauser's retirement, he did not stand for re-election to the Board at the 2008 annual meeting, when his then-current term expired. Mr. Blythe was nominated by the Board for election at the 2008 annual meeting, filling the seat previously held by Mr. Hochhauser, and was elected by our stockholders.
- *December 2008* — We announced the departure at year-end 2008 of Mr. Blythe, our former President and CEO, and that he would be succeeded by company veteran and current Chairman of the Board, Larry Franklin. Mr. Franklin became President and CEO effective January 1, 2009 and was a non-employee director throughout 2008.

Overview of 2008 Executive Compensation Developments

In 2008, the principal compensation developments for our named executive officers were as follows:

- *January 2008* — The Committee made its annual compensation determinations for our 2008 executive compensation program. The determinations for Mr. Blythe took into consideration the planned February 2008 promotion from President to assume the additional role of CEO upon Mr. Hochhauser's retirement. No compensation determinations or adjustments were made for Mr. Hochhauser. His compensation as a consultant, beginning in February 2008, is governed by his transition and consulting agreement, which was previously approved in 2007.
- *June 2008* — We entered into amended and restated versions of certain of our existing compensatory plans and agreements, including severance agreements with our named executive officers, to address the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (Section 409A), which was added by the American Jobs Creation Act of 2004. Contemporaneously with these Section 409A

amendments, we made certain other amendments to these severance agreements to clarify that the accelerated vesting of company equity awards would apply to all types of equity-based awards rather than only to stock options. This change was intended to reflect that, beginning in 2006, we have made equity grants to our executives in the form of restricted stock and performance restricted stock units, in addition to stock options.

- *December 2008* — As part of our cost management initiatives and related efforts to improve Harte-Hanks' results and offset the impact of the ongoing economic downturn in the United States and other economies, the Committee approved a base salary reduction for all Harte-Hanks corporate officers, including our named executive officers. Mr. Blythe's salary was reduced by 20% and the salaries of Messrs. Gorman, Shepard, Skidmore and Pechersky were reduced by 10%.
- *December 2008* — We announced the departure of Mr. Blythe, our former President and CEO. In connection with his departure at year-end 2008, we entered into a transition agreement with Mr. Blythe, pursuant to which we agreed, subject to the terms and conditions of the agreement, to make four quarterly payments to Mr. Blythe beginning in January 2009. Additional information about Mr. Blythe's transition agreement is provided below in this CD&A. Mr. Franklin's compensation in his new role as President and CEO, effective January 1, 2009, was determined in January 2009.

Executive Compensation Philosophy and Objectives

Our executive compensation program is designed to achieve a number of key objectives and thereby support our overall efforts to create long-term value for our stockholders:

- *Attract and Retain Top Talent* — Attract and retain high performing individuals who will significantly contribute to our long-term success and the creation of long-term stockholder value by providing competitive compensation compared to peer companies or companies in the same market for executive talent.
- *Pay for Performance* — Motivate our executives to work in the best interests of our stockholders by closely tying compensation to company, business unit (for certain executive officers, as appropriate) and individual performance on both a short-term and long-term basis.
- *Place Significant Portion of Pay "At Risk"* — Align executive compensation with stockholder interests by placing a significant portion of total direct compensation "at risk," such that the executive will not realize value unless company performance goals are achieved (for example, annual bonuses and performance restricted stock units) or our stock price appreciates (for example, stock options).
- *Require Significant Ongoing Executive Stock Ownership* — Align executive and stockholder interests by including a significant equity component in our total compensation awards and by requiring executives to accumulate and maintain a sizeable equity position through our stock ownership guidelines.

As part of our compensation philosophy and objectives and our goal of creating long-term value for our stockholders, we seek to design an executive compensation program that does not encourage inappropriate risks that would threaten the long-term value of our company. We believe our compensation philosophy has assisted in achieving our goals. The Committee reviews our compensation philosophy on a periodic basis to judge whether the goals and objectives are being met, and what, if any, changes may be needed to the philosophy. The Committee considered our compensation philosophy and objectives in establishing the elements and amounts of 2008 compensation for each of our named executive officers. Our 2008 compensation philosophy is consistent for all of our executive officer positions, and is consistent with the philosophy for our 2007 and 2009 compensation programs.

Elements of 2008 Executive Compensation Program

The following table highlights the elements of our 2008 executive compensation program and the primary purpose of each element. The overall 2008 compensation elements are consistent with our 2007 executive compensation program, and, although individual amounts vary, the elements are also consistent for all of our executive officer positions. Each element is discussed in further detail below in this CD&A.

Element	Objectives and Basis	Form
Base Salary	Provide base compensation that is competitive for each role to reward and motivate individual performance.	Cash
Annual Incentive Compensation (also referred to in this proxy statement as our "bonus")	Annual incentive to drive company and, where applicable, business unit performance.	Cash
Bonus Restricted Stock Elections	Annual eligibility of executive officers to elect to receive up to 30% of their bonus awards in the form of restricted common stock, which would vest 100% on the third anniversary of the date of grant, allowing an executive officer to receive 125% of the value of the forgone cash portion of his or her bonus in such shares of restricted stock.	Restricted stock
Long-Term Incentive Awards	Long-term incentive to drive company performance and align executives' interests with stockholders' interests, and to retain executives through long-term vesting and potential wealth accumulation.	Stock options, restricted stock and performance restricted stock units
Perquisites	Enhance the competitiveness of our executive compensation program through limited additional benefits.	Automobile allowances and supplemental life insurance benefits
Pension and Retirement	Provide our executives with a competitive retirement income program to supplement savings through our 401(k) plan.	Participation and vesting in our non-qualified pension restoration plan
Severance Agreements	Attract and retain key talent by providing certain compensation in the event of a change of control and, for one of our named executive officers, in designated non-change of control scenarios.	Cash severance, equity vesting, COBRA reimbursement and, if applicable, certain Section 280G "excess parachute payment" tax gross-ups
Qualified Deferred Compensation	Provide tax-deferred means to save for retirement.	Same benefit made generally available to our employees to participate in our 401(k) plan with a company match
Other	Offer other competitive benefits, such as medical, dental and other health and welfare benefits.	Same benefit made generally available to our employees to participate in health and welfare plans

In making 2009 annual executive compensation determinations in January 2009, the Committee approved certain modifications to the compensation elements described above, principally: (1) for Mr. Skidmore, our Executive Vice President and President, Direct Marketing, and other Direct Marketing personnel, up to 20% of their maximum annual bonus potential could be earned and paid mid-year based on January 2009 to June 2009 actual performance against the pre-established six-month performance targets; the remaining 80% of bonus potential would be based on full year performance against the pre-established annual performance targets; (2) for Mr. Franklin's bonus restricted stock election, Mr. Franklin was eligible to elect to receive up to 100% (versus 30% for other executives) of any 2009 cash bonus award in the form of restricted common stock, which would vest 100% on the third anniversary of the date of grant, allowing Mr. Franklin to receive 100% (versus 125% for other executives) of the value of the forgone cash portion of his bonus in such shares of restricted stock; (3) the Committee designated all corporate officers as eligible to elect to participate in our existing non-qualified deferred compensation plan, which is filed as Exhibit 10.3 to our Form 8-K dated June 27, 2008; and (4) 2009 long-term incentive awards consisted solely of stock options; no shares of restricted stock or performance restricted stock units were granted. As discussed further below under the section, "Long-Term Incentive Awards," the Committee determined that this equity award structure would more effectively drive achievement of our 2009 corporate mission of aggressively adjusting our cost structure to anticipated reduced revenue levels, thereby better positioning Harte-Hanks for future growth opportunities and the creation of long-term stockholder value.

Compensation Committee

The Committee currently consists of Judy Odom (Chair), William Farley, William Gayden and Karen Puckett. The Board has determined that each member of the Committee meets the independence requirements of the rules of the NYSE. Each Committee member is also considered to be an "outside director" in accordance with Section 162(m) of the Internal Revenue Code (the Code), and a "non-employee director" as defined in Rule 16b-3 under the Exchange Act with regard to compensation and benefit plans subject to SEC Rule 16b-3. Each member of the Committee either currently serves, or has served, as a senior executive of a large corporation, and has had significant experience with compensation matters relating to senior executives of these organizations.

In accordance with its charter, the Committee's responsibilities include the following:

- participate with management and the Board of Directors in reviewing and approving the company's goals and objectives with respect to compensation for our CEO,
- evaluate the CEO's performance in light of these established goals and objectives and, based upon these evaluations, set the CEO's annual compensation, including salary, bonus and incentive and equity-based compensation,
- review publicly available data to assess the competitiveness of the CEO's base salary, bonus and incentive and equity-based compensation, taking into consideration our performance and relative stockholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in prior years,
- participate with management and the Board of Directors in reviewing the annual goals and objectives with respect to compensation for other executive officers,
- evaluate the performance of these executive officers in light of these established goals and objectives and, based upon this evaluation and any compensation recommendations for the executive officers made by the CEO, either approve or make recommendations to the Board (as directed by the Board) with respect to the compensation for the executive officers, and
- review publicly available data to assess our competitive position with respect to our executive compensation program, including consideration of base salaries, annual incentives, long-term incentives and equity-based compensation, and make changes as deemed appropriate to align with our executive compensation philosophy.

The Committee may appoint subcommittees for any purpose that it deems appropriate and may delegate to subcommittees such power and authority as it deems appropriate. However, no subcommittee may consist of fewer than two members, and no subcommittee may be delegated any power or authority required by any law, regulation or listing standard to be exercised by the Committee as a whole. No subcommittees were formed or met in 2008. The Committee has delegated to our President and CEO limited option grant authority for non-officer new hires and promotions. This delegation does not apply to any of our executive officers.

The Committee meets in executive session as it deems appropriate to review and consider executive compensation matters without the presence of our executive officers. These executive sessions frequently include other non-employee directors. Mr. Franklin was a non-employee director during 2008. The Committee met in executive session with other non-employee directors at its January 2008 regular meeting, which is the meeting when the Committee made its annual 2008 executive compensation determinations. The Committee also met in executive session with other non-employee directors at a meeting in December 2008, which is the meeting when the Committee approved the previously discussed base salary reduction for our corporate officers. Messrs. Blythe, Shepard and Pechersky were present during the Committee's approval of the officer salary reduction. In a subsequent December 2008 meeting, which was jointly held with the Board, the Committee approved Mr. Blythe's previously discussed transition agreement in connection with his departure from the company. Mr. Pechersky was in attendance at this subsequent December meeting.

Other Participants in the Executive Compensation Process

In addition to the Committee and other non-Committee members of the Board who may also be in attendance at the Committee's meetings, our management and, when engaged by the Committee from time to time, outside compensation consultants also participate in and contribute to our executive compensation process. Ultimately, the Committee exercises its independent business judgment with respect to recommendations and opinions of these other participants and the Committee (or our independent directors as a group) makes final determinations about our executive officer compensation.

Management and Chairman of the Board

Former CEO and director Mr. Hochhauser attended the Committee's January 2008 meeting, prior to his February 2008 retirement, and did not participate in any subsequent meetings. Former President, CEO and director Mr. Blythe, whose departure was at year-end 2008, participated in the Committee's executive compensation processes throughout 2008 and assisted the Committee and regularly attended Committee meetings, other than executive sessions. Mr. Blythe provided his perspective to the Committee regarding executive compensation matters generally and the performance of the executive officers reporting to him. He also presented recommendations to the Committee on the full range of annual executive compensation decisions, including (1) annual incentive bonus plan structure and participants, (2) long-term incentive compensation strategy, (3) competitive positioning of our executive compensation program, and (4) total direct compensation for each executive officer, including base salary adjustments, bonus opportunity targets and equity grants. Mr. Blythe did not make recommendations regarding his own compensation, except with respect to his base salary reduction approved by the Committee in December 2008.

Mr. Franklin, who serves as Chairman of the Board and, since January 2009, also serves as our President and CEO, assisted the Committee in making 2008 executive compensation determinations regarding Mr. Blythe and other executives.

At the Committee's January 2008 meeting, Mr. Blythe presented the Committee with specific 2008 compensation recommendations for the compensation amounts and elements of all executive officers other than himself. Mr. Franklin, a non-employee Chairman of the Board at that time, presented the Committee with specific 2008 compensation recommendations for Mr. Blythe and provided the Committee with his perspective on the 2008 compensation recommendations for other executives. The Committee made final decisions about each officer's 2008 compensation without the applicable executive officer being present, taking into account Mr. Blythe's recommendations for executive officers, other than himself, and Mr. Franklin's recommendations for Mr. Blythe. At a December 2008 meeting, Mr. Blythe presented the Committee with specific recommendations for corporate officer base salary reductions, including for himself, as part of our ongoing cost management initiatives. These recommendations, which were approved by the Committee, included a 20% reduction for Mr. Blythe's salary and 7-10% reductions for other corporate officers. At a subsequent December 2008 meeting, Mr. Franklin provided the Committee with recommendations regarding the terms of Mr. Blythe's transition agreement.

Compensation Consultants

The Committee believes that engaging a consultant on a periodic basis is more appropriate than having annual engagements. In mid-2007, the Committee retained an outside compensation consultant to assist the Committee with its evaluation and determinations for our 2008 executive compensation program. The consulting firm, Longnecker & Associates, was engaged by and reported directly to the Committee. Although Longnecker & Associates did work in cooperation with management as required to gather information necessary to carry out its obligations to the Committee, Longnecker did not have a separate engagement with our management.

The Committee asked Longnecker & Associates to conduct a comprehensive review of Harte-Hanks' current management compensation program and individual management compensation arrangements. The Committee also requested Longnecker & Associates to recommend specific changes and improvements to the Committee to ensure that compensation remains aligned with the goal of enhancing stockholder value through competitive programs that allow the company to attract, properly motivate and retain key executives who will contribute to Harte-Hanks' long-term success and the creation of stockholder value. Longnecker & Associates' review included the following, at the Committee's request:

- review the peer group of companies used for benchmarking executive compensation, taking into account input from the Committee,
- based on compensation data from the peer group and broad market survey data, conduct an analysis of total direct compensation, and the individual components of total direct compensation, for each of our executive positions and assess how target and actual compensation positioning to the market aligned with Harte-Hanks' compensation philosophy and objectives,
- advise the Committee on best practices and compensation trends for its 2008 compensation decisions for the CEO and other executive officers, and
- help the Committee evaluate the new hire compensation package for Doug Shepard, who was hired in December 2007, by providing market data for similar positions.

In January 2008, the Committee made its 2008 annual executive compensation determinations, taking into account the results of Longnecker's review, analysis and recommendations, among other factors. The Committee did not engage an outside consulting firm during 2008 for the Committee's 2009 executive compensation determinations, and has not yet determined whether it will engage an outside consulting firm during 2009 for the Committee's 2010 executive compensation determinations.

Principal Factors That Influenced 2008 Executive Compensation

When making its 2008 compensation decisions, the Committee considered the compensation philosophy and principles that underlie our executive compensation program, including the desire to link executive compensation to annual and long-term performance goals and to be able to attract and retain high performing individuals who will significantly contribute to our long-term success and the creation of long-term stockholder value. The Committee did not use pre-established formulas, rigidly set the compensation of our executives based solely on market data or on any one factor in isolation, or assign a specific weighting or ranking to the various factors it considered. Rather, the Committee's ultimate decisions were influenced by a number of factors that were collectively taken into consideration in the Committee's business judgment and that included a number of subjective determinations. In establishing the individual elements and amounts of 2008 executive compensation, the principal factors taken into consideration by the Committee included the following:

- competitive market data to assess how our executive pay levels compared to other companies, considering the individual elements of our compensation program, the relative mix of those compensation elements and total direct compensation amounts, with 2008 market data provided by the Committee's compensation consultants,
- recommendations and input from non-Committee members of the Board, including our Chairman, Mr. Franklin (who was a non-employee director during 2008 and has served as our President and CEO since January 2009), and from Mr. Blythe, including with regard to proposed base salary increases in January 2008, officer salary reductions in December 2008, long-term incentive awards and individual executive officer performance,
- recent company performance compared to our financial (earnings per share, operating income and revenues) and operational expectations for our company as a whole and for our Shoppers and Direct Marketing businesses individually,
- a general assessment of individual executive officer performance and contributions in support of our strategies, individual officer responsibilities, tenure and experience in his or her position and the overall financial performance of the businesses or functional areas for which an officer is responsible,
- CEO succession planning considerations,
- providing competitive compensation to reflect new or expanded roles for some of our executives, including the promotion of Mr. Blythe to CEO in February 2008 in connection with Mr. Hochhauser's retirement,
- retention considerations in light of the relatively low bonus payouts, or no bonus payouts, to executive officers based on recent company performance, and reduced historical equity compensation values because of a reduced stock price and recent earnings per share performance,
- cost-cutting initiatives and restructuring efforts that resulted, and were anticipated to result in the future, in significant additional work commitments by our existing executive officers,
- individual officer compensation history, including stock options and other equity awards in prior years and value realized from prior equity awards,
- internal pay equity (*i.e.*, considering pay for similar jobs and jobs at different levels within Harte-Hanks and considering the relative importance of a particular position to Harte-Hanks), and
- tax and regulatory considerations, including our policy to take reasonable and practical steps to maximize the tax deductibility of compensation payments to executives under Section 162(m) of the Code, the impact of expensing equity grants under Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment" (SFAS 123R), and the impact of Section 409 relating to non-qualified deferred compensation.

With respect to the December 2008 officer salary reductions, the primary factor underlying the Committee's decision was the ongoing and deteriorating economic environment in the United States and other economies. The officer salary reductions served as a component of our overall cost management initiatives and related efforts to respond to these adverse conditions and improve Harte-Hanks' results.

Tally Sheets

To assist the Committee in making its 2008 annual executive compensation determinations, the Committee reviewed tally sheets for each executive officer, as it has done in prior years. Tally sheets are used as a reference to ensure that Committee members understand the total compensation provided to executives each year, over a multi-year period and in various change of control or other termination events. The Committee uses tally sheets to consider individual elements of our compensation program, the relative mix of those compensation elements and total annual and long-term compensation amounts provided to a particular executive. The tally sheets illustrate, for each executive officer: (1) values for cash compensation (base pay, bonus and automobile allowance) for the current year under consideration and each of the past two years, (2) estimated values for long-term incentive awards (options, restricted stock and performance restricted stock units) for the current year under consideration and each of the past two years, (3) supplemental life insurance benefits, (4) estimated pension benefits upon retirement, (5) actual realized and estimated future values for historical equity compensation awards, (6) stock ownership guideline compliance, and (7) estimated amounts the executive could realize upon a change of control or other termination of employment pursuant to the executive's existing severance agreement. The tally sheets also incorporate applicable competitive market compensation data for base salary, annual incentive awards and long-term incentive awards.

Setting the Pay Mix—Cash Versus Equity; At-Risk Versus Fixed

We believe a mixture of both long-term (equity) and short-term (cash) compensation elements provides the proper balance and incentives. The Committee reviews each of these elements separately and then all of the elements combined to determine the amount and mix of compensation for our executives. The following chart shows the split of 2008 compensation for our named executive officers between equity and cash:

2008 Cash Versus Equity Compensation for Named Executive Officers (1) (2)



Named Executive Officer Compensation
Equity Compensation 40%
Cash Compensation 60%

(1) This chart was created using the sum of the amounts in columns (c) (salary) and (g) (non-equity incentive plan compensation) from the Summary Compensation table below as the amount of 2008 cash compensation, and using the sum of the amounts in column (l) (grant date fair value of stock and option awards) from the Grants of Plan Based Awards table below as the amount of 2008 equity compensation.

(2) For our individual named executive officers, their 2008 cash to equity compensation ratios (calculated as described in footnote (1) above) were approximately as follows: Hochhauser — 100% cash / 0% equity; Blythe — 51% cash / 49% equity; Gorman — 56% cash / 44% equity; Shepard — 78% cash / 22% equity; Skidmore — 63% cash / 37% equity; and Pechersky – 62% cash / 38% equity. Individual circumstances and other factors, such as mid-year promotions, start dates, departure dates and volatility in our stock price, may

cause significant fluctuations in these percentages from year to year, thereby affecting their year-to-year comparability. For example, Mr. Hochhauser retired in February 2008, when he became a consultant to the company. Pursuant to his transition and consulting agreement, Mr. Hochhauser was not eligible to receive any equity awards in 2008.

The Committee also believes that a substantial portion of the potential cash compensation (the sum of base salary and the potential annual incentive compensation) should be "at risk" or variable and, therefore, subject to meeting financial performance criteria. In 2008, as shown below, over half of the potential cash compensation (assuming a maximum bonus payout) for the named executive officers was "at risk."

Percentage of 2008 Potential Cash Compensation for Named Executive Officers: Fixed vs. Variable (or "At Risk") (1)(2)


Named Executive Officers
Fixed
46%
Variable
54%

(1) This chart reflects the overall ratio of 2008 base salary (fixed) to 2008 potential annual incentive compensation (at risk or variable) assuming a maximum bonus payout for the named executive officers.

(2) For our individual named executive officers, their percentages of 2008 at risk or variable cash compensation (calculated as described in footnote (1) above) were approximately as follows: Hochhauser — 0.0%; Blythe — 56%; Gorman — 50%; Shepard — 50%; Skidmore — 50%; and Pechersky — 51%. Individual circumstances and other factors may cause significant fluctuations in these percentages from year to year, thereby affecting their year-to-year comparability. For example, Mr. Hochhauser retired in February 2008, when he became a consultant to the company. Pursuant to his transition and consulting agreement, Mr. Hochhauser was not eligible to participate in our 2008 executive bonus plan.

Market Benchmarking

The Committee typically refers to executive compensation surveys and other benchmark data when it reviews and approves executive compensation. This market data is intended to reflect compensation levels and practices for executives holding comparable positions at other comparable companies, which helps the Committee set compensation at levels designed to attract and retain high performing individuals. Market data typically consists of (1) publicly available data from a selected group of peer companies, and (2) more broad-based, aggregated survey data of a large number of companies of similar size or in similar industries. The market data comprising aggregated survey data does not include the identity of the individual comparable companies and is either provided by outside compensation consultants or derived by aging information that has been previously provided by these consultants. For the Committee's 2007 Longnecker & Associates study, the broad survey data was derived from published surveys, including printing and publishing industry segment data from those surveys.

In selecting the peer companies, the Committee considers a variety of criteria, including industry, revenues, market capitalization and assets. The Committee also believes that it is important to include a sufficient number of peer group companies to enhance the overall comparability of the peer company data for purposes of setting our executives' compensation. In connection with its engagement of outside compensation consultants in 2007, the Committee modified and expanded the peer group used for 2008 executive compensation. The prior peer group was based on the Committee's previous engagement of a compensation consulting firm in 2004. No changes were made to the compensation peer group for purposes of making annual executive compensation determinations in January 2009.

2008 Compensation Peer Group

1. Acxiom Corporation
2. Alliance Data Systems Corporation
3. Catalina Marketing Corporation
4. ChoicePoint, Inc.
5. Consolidated Graphics, Inc.
6. Equifax, Inc.
7. Fair Isaac Corporation
8. ICT Group, Inc.
9. infoUSA, Inc.
10. Interpublic Group of Companies, Inc.
11. PC Mall, Inc.
12. R.H. Donnelley Corporation
13. Source Interlink Companies, Inc.
14. Sykes Enterprises, Incorporated
15. TeleTech Holdings, Inc.
16. The Dun & Bradstreet Corporation
17. Valassis Communications, Inc.
18. ValueClick, Inc.
19. Viad Corp

The Committee compares each executive officer's (1) salary, (2) potential bonus opportunity and (3) estimated long-term incentive compensation value, both separately and in the aggregate, to amounts paid for similar positions based on the benchmark data. In looking at overall compensation for our executive officers, in general, the Committee's philosophy is to target total direct compensation in the 50th to 75th percentile of market compensation (in other words, compensation levels that would be in the second quartile of market compensation levels based on this benchmark data). As discussed above, however, the benchmark data is merely a starting point, and the Committee does not use pre-established formulas or rigidly set the compensation of our executives based solely on market data or on any one factor in isolation. Rather, the Committee's ultimate determinations are influenced by a number of factors that are collectively taken into consideration in the Committee's business judgment, as further described above under "Principal Factors That Influenced 2008 Executive Compensation." Accordingly, the Committee retains discretion to award compensation levels and elements that it believes are appropriate, and the Committee is not required to award compensation levels at specific benchmark data percentiles.

The Committee engaged a compensation consultant for its 2008 annual executive compensation determinations. The market data provided by the consultant was incorporated into our former CEO's recommendations for other executive officers and our Chairman's recommendations for the former CEO in January 2008. This market data incorporated broad aggregated survey data and peer company data from the 2008 compensation peer group companies listed above. Based on the total potential direct compensation approved in the Committee's January 2008 meeting for our named executive officers (other than Mr. Hochhauser, who retired in February 2008, when he became a consultant to the company pursuant to his transition and consulting agreement) compared to the market data reviewed by the Committee at its January 2008 meeting, two of the named executive officers were between the 50th and 75th percentiles and three were below the 50th percentile. Total potential direct compensation includes: (1) salary, (2) potential bonus opportunity at a maximum payout assuming all performance criteria are achieved, and (3) an estimated long-term incentive compensation value included in the Committee's tally sheets. Restricted stock and performance restricted stock units were given an assumed value of $15.00 per share. Stock options were given a value based on a Black Scholes value of $4.65 per option. All equity values assumed 100% vesting.

Additional Analysis of Executive Compensation Elements

The following discussion provides additional information and analysis regarding the specific elements of our 2008 executive compensation program. This discussion should be read in conjunction with the remainder of this CD&A (including the section above, "Principal Factors That Influenced 2008 Executive Compensation") and the compensation tables that follow.

Base Salary

We set executive base salaries at levels we believe are competitive based on each individual executive's roles, responsibilities and experience in his or her position. We believe that a competitive base salary, providing a fixed level of income over a certain period, is a necessary and important element to include in the compensation packages for our executives. We review base salaries for executive officers on an annual basis, and at the time of hire, promotion or other change in responsibilities. Base salary changes also impact target bonus amounts and potential cash severance amounts, which are based on a percentage of base salary.

When reviewing each executive's base salary in January 2008, the Committee considered, in addition to the other factors discussed below, the level of responsibility and complexity of the executive's job, the relative importance of the executive's position to Harte-Hanks, whether, in the Committee's business judgment and taking into account input from our CEO, Chairman and other Board members, prior individual performance was particularly strong or weak, how the executive's salary compares to the salaries of other Harte-Hanks executives and to the 50th percentile and 75th percentile market salary information based on benchmark data for the same or similar positions, and the combined potential total direct compensation value of an executive's salary, annual bonus opportunity and long-term incentive awards.

As part of the annual executive compensation determinations in January 2008, the Committee made the base salary determinations for our named executive officers set forth below. In December 2008, the Committee approved officer salary reductions as a result of the deteriorating economic environment in the United States and other economies. These salary reductions served as a component of our overall cost management initiatives and related efforts to respond to the adverse economic conditions and improve Harte-Hanks' results. Mr. Blythe's salary was reduced by 20% and the salaries of Messrs. Gorman, Shepard, Skidmore and Pechersky were reduced by 10%.

- *Hochhauser* — No adjustments were made for Mr. Hochhauser in January 2008 in light of his February 2008 retirement. The terms of his compensation as a consultant beginning in February 2008 are governed by his August 2007 transition and consulting agreement.
- *Blythe* — Mr. Blythe's base salary was increased in January 2008 from $600,000 to $675,000 as a result of the planned promotion in February 2008 to assume the additional role of CEO upon Mr. Hochhauser's retirement. In setting the amount of Mr. Blythe's increased salary, the Committee took into consideration Mr. Hochhauser's experience level, salary history and tenure as CEO and the amount of the 2007 salary increase previously approved for Mr. Blythe in connection with his promotion to President. In late 2008, Mr. Blythe's salary was reduced to $540,000 as part of our cost management initiatives.
- *Gorman* — Mr. Gorman's base salary was increased in January 2008 from $374,300 to $394,000, which restored Mr. Gorman's salary to his 2006 level. Mr. Gorman's 2006 salary was previously reduced due to earlier cost management initiatives in our Shoppers business. In January 2009, Mr. Gorman's salary was reduced to $354,600 as part of our cost management initiatives.
- *Shepard* — Mr. Shepard's base salary was maintained in January 2008 at $350,000, which was established by the Committee in connection with his hiring in December 2007 taking into account the salary history of Mr. Blythe when he formerly served as our Chief Financial Officer, benchmark salary data provided as part of the Committee's engagement of Longnecker & Associates, Mr. Shepard's salary at his previous job and Mr. Shepard's experience level. In late 2008, Mr. Shepard's salary was reduced to $315,000 as part of our cost management initiatives.

- *Skidmore* — Mr. Skidmore's base salary was maintained in January 2008 at $540,000, which reflected the increase previously approved for Mr. Skidmore beginning with his August 2007 promotion. The amount of the August 2007 increase was driven by the relative roles and scope of responsibilities of Messrs. Blythe and Skidmore and the expectation that Mr. Skidmore would not receive another salary increase in January 2008. In late 2008, Mr. Skidmore's salary was reduced to $486,000 as part of our cost management initiatives.
- *Pechersky* — Mr. Pechersky's base salary was increased in January 2008 from $260,000 to $300,000, taking into account his performance and benchmark salary data provided as part of the Committee's engagement of Longnecker & Associates. In late 2008, Mr. Pechersky's salary was reduced to $270,000 as part of our cost management initiatives.

Annual Incentive Compensation

We provide an annual incentive bonus opportunity for executive officers to drive company and, where appropriate, business unit performance on a year-over-year basis. We believe this annual short-term cash incentive opportunity provides an incentive for our executives to manage our businesses to achieve targeted financial results. For our fiscal 2008 executive bonus plan, maximum bonus opportunity amounts were expressed as a percentage of each executive's base salary as follows:

2008 Named Executive Officer Bonus Opportunities

Named Executive Officer	Maximum Bonus Opportunity (% of 2008 Base Salary)	Change From Prior Year
Hochhauser	—	Not eligible for a 2008 bonus, pursuant to his transition and consulting agreement.
Blythe	125	Increased from 100% of his base salary as a result of his promotion to CEO in February 2008.
Gorman	100	No change.
Shepard	100	No change.
Skidmore	100	No change.
Pechersky	85	No change.

Actual annual incentive compensation awards for our executive officers are determined based on achievement against the Committee's previously established financial performance goals, as certified by the Committee, typically at its regular January meeting. From time to time, individual non-financial goals may also be established for one or more executive officers to better align an executive's incentives with goals such as organizational effectiveness, strategic focus, and personal development. There were no individual non-financial performance goals for the 2008 executive bonus plan. The financial performance goals are based on the strategic financial and operating performance objectives for our company and those of our business segments. In setting the financial performance targets, the Committee considers target company performance under our annual operating plan, the potential payouts based on achievement at different levels and whether the portion of incremental earnings paid as bonuses rather than returned to stockholders or reinvested in our business is appropriate. The Harte-Hanks 2005 Omnibus Incentive Plan (2005 Plan), a stockholder approved plan, forms the basis of our annual incentive plan for Section 162(m) executives.

For 2008, each named executive officer's annual bonus potential was based on achievement against established incremental target performance levels for the following financial performance criteria, each of which was weighted for a particular executive to reflect the nature of that executive's areas of responsibility and focus:

2008 Bonus Performance Criteria for Named Executive Officers

Named Executive Officer	Harte-Hanks Earnings Per Share	Harte-Hanks Operating Income	Shoppers Revenue	Shoppers Operating Income	Direct Marketing Revenue	Direct Marketing Operating Income
Hochhauser (1)	—	—	—	—	—	—
Blythe	✓	✓	✓	✓	✓	✓
Gorman			✓	✓		
Shepard	✓	✓	✓	✓	✓	✓
Skidmore					✓	✓
Pechersky	✓	✓	✓	✓	✓	✓

(1) Mr. Hochhauser was not eligible for a 2008 bonus, pursuant to his transition and consulting agreement.

The determination of any bonus amount ultimately payable to each executive for 2008 was based on the target performance levels reached. Although our 2005 Plan provides the Committee with the ability to reduce, but not to increase, the amount payable to a Section 162(m) participant at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance, no discretion was exercised by the Committee in certifying 2008 bonus performance for the named executive officers.

In establishing the performance criteria and the incremental target performance levels for each performance criteria, it is anticipated that the executives will receive at least some portion of their year-end cash bonuses, with increasing degrees of difficulty in achieving the higher levels of payout. Achieving the maximum bonus award is anticipated, at the time of establishing the award, to be very difficult to achieve based on our company's annual budget performance assumptions and outlook for the company. To illustrate the degree of difficulty in achieving bonus payouts, the following table shows the 2006 through 2008 actual bonus payouts, if any, as a percentage of each named executive officer's maximum bonus opportunity for the applicable year.

Historical Bonus Payout As A Percentage of Maximum Bonus Opportunity

Named Executive Officer	2006 Actual Bonus Payout	2007 Actual Bonus Payout	2008 Actual Bonus Payout
Hochhauser (1)	14.00%	0.00%	—
Blythe	14.00%	0.00%	0.00%
Gorman	4.50%	0.00%	0.00%
Shepard (2)	—	0.00%	0.00%
Skidmore	11.25%	5.25%	0.00%
Pechersky (3)	—	0.00%	0.00%

(1) Mr. Hochhauser was not eligible for a 2008 bonus, pursuant to his transition and consulting agreement.

(2) Mr. Shepard joined Harte-Hanks in December 2007 and was not a participant in our 2006 executive annual incentive plan.

(3) Mr. Pechersky joined Harte-Hanks in March 2007 and was not a participant in our 2006 executive annual incentive plan.

Bonus Restricted Stock Elections

As part of our executive compensation program, our executive officers have been provided the opportunity to elect to receive a portion of their bonus otherwise earned in the form of restricted stock. In that case, the executive would typically receive 125% of the value of the forgone cash portion of the bonus in shares of restricted stock. These shares vest 100% on the third anniversary of their date of grant. This election option is considered by the Committee each year and was approved again with respect to the 2008 executive bonuses, which were potentially payable in early 2009. The Committee believes this election encourages the accumulation of executive stock ownership, as required by our stock ownership guidelines. Because none of our named executive officers received a 2008 bonus based on company performance, none of our named executive officers received any bonus restricted stock awards in early 2009.

Long-Term Incentive Awards

We design our long-term incentive compensation program to drive company performance over a multi-year period, align the interests of executives with those of our stockholders and retain executives through long-term vesting and wealth accumulation. The Committee believes that a significant portion of executive compensation should be dependent on value created for our stockholders. The Committee reviews long-term incentive compensation strategy and vehicles as part of its annual executive compensation determinations. In May 2005, we adopted the 2005 Plan, a stockholder approved plan, pursuant to which we may issue various equity securities to directors, officers, key employees and consultants. The 2005 Plan forms the basis of our long-term incentive plan for executives.

The Committee's current philosophy is to grant options with an exercise price equal to the market value of our common stock on the date of grant, as provided by the 2005 Plan. Prior to 2007, we annually granted long-term incentive awards on the date of the first Committee meeting held in late January of each year. Beginning in 2007, our Board determined that such awards would be granted on February 5 each year, which both establishes a fixed date for such grants and is anticipated to be during a "window" period (more than two days following the release of our annual earnings for the prior year). If this date falls on a non-trading day such as a weekend, the exercise price for the grant would be the market value on the first preceding trading day (for example, a Friday if February 5 on a given year is a Saturday), as provided by the 2005 Plan. We also grant interim awards from time to time in connection with intra-year hires, acquisitions, promotions, or other reasons based on a date selected by the Committee on or after the date of the Committee action at a meeting or by unanimous written consent.

In January 2008, as in 2007, the Committee awarded our executives a combination of stock options, restricted common stock and performance-based restricted stock units. Please refer to the Grants of Plan Based Awards table below for a description of these types of equity awards under the 2005 Plan. The Committee determined in connection with its 2008 annual compensation awards that awarding a combination of these forms of equity was more appropriate at that time to achieve the goals of our long-term incentive compensation program than awarding only one form of equity. In general, stock options align our executives' interests with the interests of stockholders by having value only if our stock price increases over time. Restricted common stock better serves the retention goal by ensuring that the awards will have value if they vest because the ultimate value of restricted stock, unlike stock options, does not depend solely on our stock price increasing over time. Performance restricted stock units require performance over a multi-year measurement period and thereby help align our executive compensation program with longer term company performance.

The 2008 performance restricted stock units each represent the right to potentially receive one share of our common stock for each vested unit, as determined on the third anniversary of the grant date based upon the satisfaction of specified three-year average annual earnings per share growth rates during the 2008-2010 performance period. Actual vesting may range from 0% up to 125% of the number of performance units awarded, depending on actual performance. In establishing the performance levels, it is generally anticipated that at least some portion of the performance units will vest following the three-year period, with increasing degrees of difficulty in achieving the higher levels of vesting. Achieving the maximum vesting level is anticipated, at the time of establishing the award, to be very difficult to achieve based on company performance expectations and historical earnings per share growth rates. The 2006 performance units were the first such units we granted to our executives, and had a 2006-2008 performance period. None of the 2006 performance units vested. In addition, as of December 31, 2008, none of the performance goals associated with outstanding performance stock units are expected to be achieved, which would result in no units vesting for any of our executives.

When reviewing each executive's proposed equity awards in 2008, the Committee considered the level of responsibility and complexity of the executive's job, whether, in the Committee's business judgment and taking into account input from our CEO, Chairman and other Board members, prior individual performance was particularly strong or weak, how the executive's proposed equity award value compares to the equity award values of other Harte-Hanks executives and to the 50th percentile and 75th percentile market information based on benchmark data for the same or similar positions, and the combined potential total direct compensation value of an executive's salary, annual bonus opportunity and long-term incentive awards.

For 2009, the Committee awarded only stock options and did not award shares of restricted stock or performance restricted stock units to our executives. The Committee determined that a focus on stock options for the 2009 long-term incentive awards would more immediately and directly align our executive compensation program with the needs of our company and our stockholders. As a result of the unprecedented economic environment, tremendous market volatility and absence of visibility into the duration and future impact of the recession, a key 2009 corporate mission is to aggressively adjust our cost structure to anticipated reduced revenue levels and thereby better position Harte-Hanks for future growth opportunities and the creation of long-term value for our stockholders. The Committee determined in its judgment that an award to our executives of an increased number of options, which vest over a five-year period and require appreciation in our stock price to have value, would be a more effective tool to drive achievement of our 2009 corporate mission than awarding a combination of equity that includes a fewer number of options combined with restricted common stock, which has time-based vesting and value even in the absence of stock price appreciation, and performance restricted stock units, which have multi-year performance goals.

Perquisites

Consistent with previous years, our 2008 executive compensation program included limited executive perquisites. The aggregate incremental cost of providing perquisites and other benefits to our named executive officers is included in the amount shown in the All Other Compensation column of the Summary Compensation table below and detailed in the subsequent All Other Compensation table. We believe the limited perquisites we provide to our executives are representative of comparable benefits offered by companies with whom we compete for executive talent, and therefore offering these benefits serves the objective of attracting and retaining top executive talent by enhancing the competitiveness of our compensation program. Our perquisites are:

- *Supplemental Life Insurance Benefits* — We provide life insurance benefits to our executive officers at a higher level than is offered more generally to our employees under our health and welfare benefits program. Additional information about the supplemental life insurance benefits provided to our named executive officers is found in the applicable executive's table below under "Potential Termination and Change in Control Benefits Tables." In January 2008, the Committee approved an increase in the supplemental life insurance benefits for Messrs. Blythe, Gorman and Skidmore from $70,000 per year for ten years to $90,000 per year for ten years in the event of the executive's death. The decision to increase the potential payments to their beneficiaries reflected Mr. Blythe's promotion to CEO in February 2008 and the desire to also provide comparable, increased life insurance benefits to our longer-term Executive Vice Presidents, Messrs. Gorman and Skidmore. There was no change to Messrs. Shepard's or Pechersky's life insurance benefits from 2007 to 2008, which remained at $70,000 per year for ten years. Mr. Hochhauser's supplemental life insurance benefits ceased upon his retirement in February 2008.
- *Automobile Allowance* — We also provide automobile allowances to our executive officers, including our named executive officers, in the following amounts: Chief Executive Officer — $1,325 per month;

Executive Vice Presidents and Senior Vice Presidents — $975 per month; and Vice Presidents — $600 per month. In January 2008, the Committee approved an increase in Mr. Blythe's automobile allowance from $975 per month to $1,325 per month in connection with his promotion to CEO in February 2008.

In establishing the elements and amounts of each executive's 2008 compensation, the Committee took into consideration, as one of the relevant factors, the value of these perquisites to our executives. Tally sheets are used as a reference to ensure that Committee members understand the total compensation provided to executives each year and over a multi-year period, including the amount of each executive's supplemental life insurance benefits and automobile allowance.

Pension and Retirement

Consistent with our historical executive compensation program, each executive officer participates in our non-qualified pension restoration plan and some executives will also receive benefits under our frozen qualified defined benefit pension plan. These pension benefits are designed to attract and retain key talent by providing our executives with a competitive retirement income program to supplement savings through our 401(k) plan. We sponsor a defined benefit pension plan (Defined Benefit Plan) qualified under Section 401 of the Code. We have also established an unfunded, non-qualified pension restoration plan, which initially became effective on January 1, 1994 (Restoration Pension Plan). The Defined Benefit Plan was frozen as of December 31, 1998 (at which time the benefits available under our 401(k) plan were enhanced), and no further benefits will accrue under that plan. In addition, the Code places certain limitations on the amount of pension benefits that may be paid under qualified plans and on the amount of compensation considered in determining the pension benefit amount. Any benefits payable to participants in excess of amounts permitted under the Code and any benefit accrued after December 31, 1998 will be paid under the Restoration Pension Plan.

The annual pension benefit under the Restoration Pension Plan and the Defined Benefit Plan, taken together, are largely computed by multiplying the number of years of employment by a percentage of the participant's final average earnings (earnings during the highest five consecutive years within the last ten years of employment). Participation in the Restoration Pension Plan is limited to those employees of Harte-Hanks who are designated by the Board as eligible and currently includes only corporate officers. All benefits payable under the Restoration Pension Plan are to be paid from our general assets, but we are not required to set aside any funds to discharge our obligations under the Restoration Pension Plan. Further details about our pension plans are shown in the "Pension Benefits" section below.

In establishing the elements and amounts of each executive's 2008 compensation, tally sheets were used as a reference to ensure that Committee members understand the total compensation provided to executives each year and over a multi-year period, including potential future pension payments to each executive. The Committee considered these future payments in determining whether the overall executive compensation program remains competitive to attract and retain key executives, although the Committee did not use pre-established formulas or rigidly set other compensation amounts or elements based solely upon future pension payments. There were no changes to the benefits provided to our named executive officers under our pension plans from 2007 to 2008.

Severance Agreements

We have entered into standard form severance agreements with each of our named executive officers and other corporate officers. These severance agreements are generally designed to attract and retain key talent by providing certain compensation in the event of a change of control. The severance agreement for one of our named executive officers also provides severance benefits in designated non-change of control scenarios because of his position at the time of entering into the agreement and the then-current form of agreement for other similarly situated executives. We have similar change of control severance agreements with Messrs. Shepard (initially entered in 2007), Skidmore (initially entered in 2000) and Pechersky (initially entered in 2007). We also have a severance agreement with Mr. Gorman (initially entered in 2000) that provides similar severance benefits in certain non-change of control and change of control scenarios. In August 2007, we entered into a transition and consulting agreement with Mr. Hochhauser in connection with his retirement in February 2008. That agreement replaced Mr. Hochhauser's December 2000 severance agreement, which previously provided severance benefits in certain non-change of control and change of control scenarios. The terms of Mr. Hochhauser's transition and consulting agreement took into consideration recommendations of our Chairman and discussions with Mr. Hochhauser regarding the timing and nature of consulting services that were anticipated to be provided by Mr. Hochhauser, and the amount of Mr. Hochhauser's salary as our CEO. In December 2008, we entered into a transition agreement with Mr. Blythe in connection with his departure at year-end 2008. That agreement replaced Mr. Blythe's June 2008 severance agreement, which previously provided severance benefits in certain change of control scenarios. The terms of Mr. Blythe's transition agreement took into consideration recommendations of our Chairman and the amount of Mr. Blythe's salary as our CEO.

The payout levels and triggering events in the severance agreements for Messrs. Gorman, Shepard, Skidmore and Pechersky were initially structured a number of years ago based on the Committee's review of publicly available market data regarding severance agreements.

In June 2008, we entered into amended and restated versions of certain existing compensatory plans and agreements, including severance agreements with our named executive officers, to address the requirements of Section 409A. These severance agreements were amended by (1) clarifying that amounts earned and vested by December 31, 2004 are "grandfathered" and subject to only pre-Section 409A rules, (2) clarifying that payments will be made only if the executive's termination of employment is a "separation from service" under Section 409A, (3) modifying certain circumstances under which the executive may voluntarily terminate employment to require a material negative change in the employment relationship, notice from the executive, and an opportunity for the company to cure, (4) clarifying the time and form of payment to the executive, and (5) adding a 6-month delay in payment of deferred compensation otherwise payable to any "specified employee" upon separation from service. Contemporaneously with these Section 409A amendments, we made certain other amendments to these severance agreements to clarify that the accelerated vesting of company equity awards upon a change of control and, for Mr. Gorman, upon the non-change of control triggering events in his agreement, would apply to all types of equity-based awards rather than only to stock options. This change was intended to reflect that, beginning in 2006, we have made equity grants to our executives in the form of restricted stock and performance restricted stock units, in addition to stock options.

Additional information regarding these agreements is set forth below under, "Potential Payments Upon Termination or Change of Control." In establishing the elements and amounts of each executive's 2008 compensation, tally sheets were used as a reference to ensure that Committee members understand the total compensation provided to executives each year and over a multi-year period, including potential change of control and other termination payments to each executive. The Committee considered these potential future payments in determining whether the overall executive compensation program remains competitive to attract and retain key executives, although the Committee did not use pre-established formulas or rigidly set the other compensation amounts or elements of our executives based solely on potential future change of control or other termination payments.

Discretionary Bonuses and Equity Awards

We pay sign-on and other bonuses and grant new-hire equity awards when necessary or appropriate to attract top executive talent from other companies. Executives we recruit may have a significant amount of unrealized value in the form of unvested equity and other forgone compensation opportunities. Sign-on bonuses and special equity awards are an effective means of offsetting the compensation opportunities executives lose when they leave a former company to join Harte-Hanks. For example, in 2007, in connection with our hiring of Mr. Shepard, he received the following initial equity awards in December 2007: (1) options to purchase 50,000 shares of Harte-Hanks common stock, and (2) 7,500 shares of restricted common stock. Mr. Shepard also received on his start date a one-time payment of $150,000 in cash and a grant of restricted stock equal to $75,000, based on the closing market price of Harte-Hanks common stock on his start date.

We may also grant discretionary cash and equity awards from time to time when appropriate to retain key executives, to recognize expanded roles and responsibilities or for other reasons deemed appropriate by the Committee in its business judgment. Discretionary equity awards have typically taken the form of stock options. For example, Messrs. Blythe and Skidmore each received option awards in July 2007 in connection with their promotions and expanded responsibilities.

Internal Pay Equity

While comparisons to compensation levels at companies in our peer group are helpful in assessing the overall competitiveness of our compensation program, we believe that our executive compensation program also must be internally consistent and equitable to achieve our compensation objectives. Our compensation philosophy is consistent for all of our executive officer positions and, although the amounts vary, the elements of our executive compensation program are also consistent for our executives. In setting the various amounts and elements of 2008 compensation for our named executive officers, the Committee viewed each named executive officer's compensation amounts and elements against those of the other named executive officers. The Committee did not establish any rigid formulas or ratios. Rather, the Committee's ultimate compensation determinations were influenced by a number of factors, including internal pay equity, that were taken into consideration together in the Committee's business judgment, as discussed above. We believe the total 2008 compensation we paid to each of our named executive officers was appropriate in relation to the other named executive officers. Mr. Blythe's 2008 salary was higher than the salaries for Messrs. Gorman, Shepard, Skidmore, and Pechersky because of Mr. Blythe's August 2007 promotion to President and his promotion to CEO in February 2008. Mr. Skidmore's 2008 salary was higher than the salaries for Messrs. Gorman, Shepard and Pechersky due to Mr. Skidmore's August 2007 promotion and broad responsibilities for our global Direct Marketing business, including Direct Marketing business development efforts and ongoing efforts to streamline and restructure our numerous Direct Marketing units from an operations and management standpoint. No compensation determinations or adjustments were made for Mr. Hochhauser in 2008. The terms of his transition and consulting agreement, which were previously approved by the Committee in 2007, govern his compensation as a consultant beginning in February 2008.

Stock Ownership Guidelines

The Committee believes that stock ownership requirements encourage officers to maintain a significant financial stake in our company, thus reinforcing the alignment of their interests with those of our stockholders. Consistent with this philosophy, in 2005, the Committee recommended, and the Board approved, the adoption of stock ownership guidelines that require all officers to acquire and hold significant levels of our common stock. An individual will be allowed up to the later of (a) seven years from commencement of employment or promotion or (b) five years from adoption of the guidelines, to reach the minimum required level of common stock ownership. In the event that an officer moves to a level with a different minimum equity ownership level, the officer will have 24 months to achieve the higher level of ownership (but in no event less time than would be provided for in the immediately preceding sentence). The requirements are as follows:

Management Level	Multiple of Base Annual Salary
Chief Executive Officer	Four Times
President	Three and One-Half Times
Chief Operating Officer	Three and One-Third Times
Executive Vice President	Two and Two-Thirds Times
Senior Vice President	Two Times
Vice President	One Times

The recent stock ownership of our executive officers is reflected in the section above entitled "Security Ownership of Management and Principal Stockholders." For purposes of measuring compliance with these stock ownership guidelines, the following are deemed to be owned by an executive officer: (1) restricted stock that is still subject to a restricted period, and (2) common stock owned by the officer or any member of the officer's immediate family. Neither options nor performance restricted stock units are included in the compliance calculation. If an officer has not previously met the minimum equity ownership level and exercises stock options or restricted stock awarded to such officer vests, then the officer must retain fifty percent (50%) of the "net shares" related to the exercise or vesting. "Net shares" means the number of shares remaining after the sale of shares to cover the exercise price of options and the sale of shares sufficient to pay taxes related to the exercise of options or vesting of restricted stock.

The ownership guidelines, and compliance by officers with the guidelines, are reviewed annually by the Committee. Any remedial action for failure to comply with the stock ownership guidelines is to be determined by the Committee on a case-by-case basis. Because the initial compliance period has not yet run, no officer has failed to comply with these guidelines. As a result of the ongoing economic downturn in the United States and other global economies and its adverse impact on overall business conditions and financial markets, the Committee anticipates re-assessing whether the compliance implementation deadlines, previously established in 2005, remain appropriate.

Tax Deductibility of Executive Compensation

Section 162(m) of the Code prevents us from taking a tax deduction for non-performance-based compensation in excess of $1 million in any fiscal year paid to certain senior executive officers. In designing our executive compensation program, we consider the effect of Section 162(m) together with other factors relevant to our business needs. We seek to design our annual cash incentive and long-term performance unit awards and stock option awards to be tax-deductible to Harte-Hanks, so long as preserving the tax deduction does not inhibit our ability to achieve our executive compensation objectives. The Committee does have discretion to design and use compensation elements that are not deductible under Section 162(m) if the Committee believes that paying non-deductible compensation is appropriate to achieve our executive compensation objectives.

In 2007 and 2006, $0.6 million and $3.5 million respectively of compensation was paid that was not Section 162(m) qualified. These amounts relate to compensation from the exercise of stock options that were granted in the 1996 – 1998 time period. Certain option grants were not Section 162(m) qualified because the plan under which these grants occurred did not have the requisite stockholder approval for Section 162(m) purposes. Had such compensation been Section 162(m) qualified, we would have been able to deduct these amounts from our 2007 and 2006 income for purposes of calculating the amount of federal taxes due.

Review of and Conclusion Regarding All Components of Executive Compensation

The Compensation Committee has reviewed all components of the named executive officers' 2008 compensation, including salary, bonus, equity and long-term incentive compensation, accumulated realized and unrealized stock option gains, the dollar value to the executive and the cost to the company of all perquisites and other personal benefits and any lump-sum payments that may be payable under their respective severance agreements due to termination of their employment or a change-in-control of the company. Based upon the Compensation Committee's review, the Committee believes the compensation for our executive officers is competitive and that our compensation practices have enabled Harte-Hanks to attract and retain key executive talent. The Committee also finds the named executive officers' total compensation to be fair, reasonable and consistent with the Committee's and the company's executive compensation philosophy.

Compensation Committee Report

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained in this proxy statement. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation Committee
Judy C. Odom, Chair
William F. Farley
William K. Gayden
Karen A. Puckett *

*Ms. Puckett joined the Board and the Compensation Committee in January 2009 and, therefore, was not a member of the Board or Compensation Committee during any of the 2008 compensation determinations.

Equity Compensation Plan Information at Year-End 2008

The following table provides information as of the end of 2008 regarding total shares subject to outstanding stock options and rights and total additional shares available for issuance under our 2005 Plan and our 1994 Employee Stock Purchase Plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	6,813,040 (outstanding options and performance stock units)	$20.02 (outstanding options) (1)	3,930,133 (2)
Equity compensation plans not approved by security holders	—	—	—
Total	6,813,040 (outstanding options and performance stock units)	$20.02 (outstanding options) (1)	3,930,133 (2)

(1) The weighted-average exercise price does not take into account any shares issuable upon vesting of outstanding restricted common stock or performance restricted stock units, which have no exercise price.

(2) Includes 1,989,924 shares under the 2005 Plan and 1,940,209 shares under our Employee Stock Purchase Plan. Our Employee Stock Purchase Plan was terminated effective March 31, 2009. Shares available for issuance under the 2005 Plan may be issued pursuant to stock options, restricted common stock, performance restricted stock units, common stock, stock appreciation rights or other awards that may be established pursuant to the 2005 Plan.

Important Note Regarding Compensation Tables

The following compensation tables in this proxy statement have been prepared pursuant to SEC rules. Although some amounts (*e.g.*, salary and non-equity incentive plan compensation) represent actual dollars paid to an executive, other amounts are estimates based on certain assumptions about future circumstances (*e.g.*, payments upon termination of an executive's employment) or they may represent dollar amounts recognized for financial statement reporting purposes in accordance with SFAS 123R, but do not represent actual dollars received by the executive (*e.g.*, dollar values of stock awards and option awards). The footnotes and other explanations to the Summary Compensation table and the other tables herein contain important estimates, assumptions and other information regarding the amounts set forth in the tables and should be considered together with the quantitative information in the tables.

Summary Compensation Table

The following table sets forth information regarding compensation earned for 2008, 2007 and 2006 by our named executive officers: (1) Richard Hochhauser—our former CEO, who retired in February 2008, (2) Dean Blythe—our former President and CEO during 2008, (3) Pete Gorman—our Executive Vice President and President, Shoppers, and one of the next three most highly compensated executive officers for 2008 other than our CEO and Chief Financial Officer, (4) Doug Shepard—our Executive Vice President and Chief Financial Officer as of the end of 2008, (5) Gary Skidmore—our Executive Vice President and President, Direct Marketing, and one of the next three most highly compensated executive officers for 2008 other than our CEO and Chief Financial Officer; and (6) Bryan Pechersky—our Senior Vice President, General Counsel and Secretary and one of the next three most highly compensated executive officers for 2008 other than our CEO and Chief Financial Officer. Mr. Franklin, our current Chairman, President and CEO, was a non-employee director throughout 2008 and did not become President and CEO until January 1, 2009.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (1) (e)	Option Awards ($) (1) (f)	Non-Equity Incentive Plan Compensation ($) (2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3) (h)	All Other Compensation ($) (4) (i)	Total ($) (j)
Richard Hochhauser	2008	$ 68,333	$ —	$ —	$ —	$ —	$289,841	$640,576	$ 998,750
Former Chief	2007	$820,000	$ —	$317,457(10)	$ 759,195(10)	$ —	$590,847	$ 55,618	$2,543,117
Executive Officer	2006	$820,000	$ —	$147,951	$ 979,363	$143,500	$649,756	$ 51,435	$2,792,005
Dean Blythe	2008	$652,500	$ —	$ (86,757)(11)	$(136,524)(11)	$ —	$ 72,337	$ 34,127	$ 535,683
Former President and	2007	$471,667	$ —	$ 42,510	$ 358,370	$ —	$ 54,706	$ 24,770	$ 952,023
Chief Executive Officer	2006	$355,000	$ —	$ 44,247	$ 322,788	$ 42,245	$ 28,221	$ 23,238	$ 815,739
Pete Gorman	2008	$394,000	$ —	$ 77,821	$ 295,321	$ —	$149,583	$ 32,746	$ 949,471
Executive Vice	2007	$384,908	$ —	$ 35,478	$ 288,350	$ —	$175,189	$ 30,430	$ 914,355
President and President, Shoppers	2006	$394,000	$ —	$ 52,896(5)	$ 376,104	$ 17,730	$135,432	$ 23,419	$ 999,581
Doug Shepard (6)	2008	$344,167	$ —	$118,324	$ 64,484	$ —	$ 18,149	$ 15,770	$ 560,894
Executive Vice	2007	$ 1,346	$150,000(7)	$ —	$ —	$ —	$ —	$ —	$ 151,346
President and Chief Financial Officer	2006	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Gary Skidmore	2008	$531,000	$ —	$ 85,595	$ 333,280	$ —	$118,047	$ 28,099	$1,096,021
Executive Vice	2007	$426,962	$ —	$ 46,256	$ 262,475	$ 28,350	$ 93,701	$ 23,832	$ 881,576
President and President, Direct Marketing	2006	$340,000	$ —	$ 32,928(5)	$ 287,383	$ 32,513	$ 38,639	$ 22,571	$ 754,034
Bryan Pechersky (8)	2008	$295,000	$ —	$ 81,721	$ 56,166	$ —	$ 8,570	$ 23,746	$ 465,203
Senior Vice President,	2007	$205,833	$ 45,000(9)	$ 56,030	$ 30,304	$ —	$ —	$ 32,328	$ 369,495
General Counsel and Secretary	2006	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

(1) The amounts in columns (e) and (f) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006, in accordance with SFAS 123R, adjusted for actual forfeitures. As of December 31, 2008, none of the performance goals associated with outstanding performance restricted stock units were expected to be achieved. As a result, no compensation expense related to performance restricted stock unit awards has been recorded since June 30, 2007 and we reversed previously recorded stock-based compensation expense related to performance restricted stock units in the third quarter of 2007. Assumptions used in the calculation of these amounts are included in note I of our audited financial statements for the fiscal year ended December 31, 2008 included in our Annual Report on Form 10-K filed with the SEC (the "Form 10-K").

(2) The amounts shown in column (g) are attributable to annual cash bonuses earned in the applicable fiscal year, although these bonuses, if any, are paid early in the following year. Our executive bonus program is discussed further under the section "Annual Incentive Compensation" included above in the CD&A.

(3) The amounts in column (h) reflect an estimate of the actuarial increase in the present value of the named executive officer's benefits under the Defined Benefit Plan and Restoration Pension Plan, determined using interest rate and mortality rate assumptions consistent with those used in our audited financial statements and described in note F of the Form 10-K. There can be no assurance that the amounts shown will ever be realized by the named executive officers. The 2008 amount shown for Mr. Hochhauser, who retired in February 2008, reflects the estimated actuarial increase in the present value of his benefits from December 31, 2007 to February 28, 2008.

(4) The amounts in column (i) are more fully described in the All Other Compensation table included below.

(5) Included in these amounts are expenses related to restricted stock awards earned in fiscal year 2005, but granted in 2006. Mr. Gorman and Mr. Skidmore each elected to receive a portion of their bonus (earned in 2005) in the form of restricted stock. As a result of such election, each such executive received 125% of the value of the foregone cash portion of the bonus in the form of restricted stock. These shares vested 100% on the third anniversary of their date of grant. The fair value of each restricted share was estimated as the closing market price of our common stock on the date of grant. The portion of the restricted stock award related to the foregone bonus is not included in the "Stock Awards" amounts presented above, as the related expense was recognized in 2005 and, therefore, not subject to SFAS 123R under the modified prospective transition method we adopted on January 1, 2006. For the shares that represented the additional 25% of restricted shares granted, the expense is being recognized in accordance with SFAS 123R, and is included in the "Stock Awards" amounts presented above.

(6) Mr. Shepard joined Harte-Hanks in December 2007.

(7) Represents a one-time payment of $150,000 in cash to Mr. Shepard on his start date in December 2007.

(8) Mr. Pechersky joined Harte-Hanks in March 2007.

(9) Represents a one-time payment of $45,000 in cash to Mr. Pechersky related to his relocation upon joining Harte-Hanks in 2007.

(10) In light of Mr. Hochhauser's retirement in early 2008, the then-remaining future expense related to Mr. Hochhauser's outstanding equity awards was accelerated and recognized in 2007.

(11) These amounts reflect deductions for previous compensation expense associated with certain of Mr. Blythe's unvested equity awards. As a result of Mr. Blythe's departure at December 31, 2008, a forfeiture occurred at year-end 2008 of both stock options (unvested from the 2005 Plan and vested from the 1991 Plan) and all unvested restricted stock awards.

All Other Compensation

Name	Year	Insurance Premiums (1)	Auto Allowance	Company Contrib. to 401(k) Plans (2)	Dividends on Restricted Stock (3)	Other (4)	Total
Richard Hochhauser	2008	$ —	$ 1,325	$4,323	$5,760	$629,168	$640,576
	2007	$25,342	$15,900	$9,000	$5,376	$ —	$ 55,618
	2006	$24,167	$15,900	$8,800	$2,568	$ —	$ 51,435
Dean Blythe	2008	$ 4,639	$15,900	$9,200	$4,388	$ —	$ 34,127
	2007	$ 1,970	$11,700	$9,000	$2,100	$ —	$ 24,770
	2006	$ 1,970	$11,700	$8,800	$ 768	$ —	$ 23,238
Pete Gorman	2008	$ 8,041	$11,700	$9,200	$3,805	$ —	$ 32,746
	2007	$ 7,299	$11,700	$9,000	$2,431	$ —	$ 30,430
	2006	$ 1,496	$11,700	$8,800	$1,423	$ —	$ 23,419
Doug Shepard	2008	$ 519	$11,700	$ —	$3,551	$ —	$ 15,770
	2007	$ —	$ —	$ —	$ —	$ —	$ —
	2006	$ —	$ —	$ —	$ —	$ —	$ —
Gary Skidmore	2008	$ 3,134	$11,700	$9,200	$4,065	$ —	$ 28,099
	2007	$ 645	$11,700	$9,000	$2,487	$ —	$ 23,832
	2006	$ 1,083	$11,700	$8,800	$ 988	$ —	$ 22,571
Bryan Pechersky	2008	$ 323	$11,700	$8,723	$3,000	$ —	$ 23,746
	2007	$ 323	$ 9,440	$ —	$1,575	$ 20,990	$ 32,328
	2006	$ —	$ —	$ —	$ —	$ —	$ —

(1) Reflects premiums paid annually by Harte-Hanks for life insurance policies obtained in connection with providing supplemental life insurance benefits to each of the named executive officers. These life insurance benefits are discussed further under the section "Perquisites" included above in the CD&A.

(2) Reflects matching contributions made by Harte-Hanks on behalf of each of the named executive officers under our 401(k) plan.

(3) Reflects dividends paid by Harte-Hanks during the year on shares of restricted stock held by each of the named executive officers.

(4) Amounts for Mr. Hochhauser reflect 2008 consulting payments pursuant to his transition and consulting agreement. Amounts for Mr. Pechersky reflect transition and relocation payments and reimbursements in connection with joining Harte-Hanks in March 2007.

Grants of Plan Based Awards

The following table sets forth information regarding grants of equity-based awards during 2008 to our named executive officers. All of the equity awards described below were granted pursuant to our 2005 Plan. Vesting of equity awards is accelerated upon the occurrence of certain events. See "Potential Payments Upon Termination or Change of Control" below.

Stock Options — All options in 2008 were granted at exercise prices equal to the market value of our common stock on the grant date. Options vest in equal 25% increments on each of the second, third, fourth, and fifth anniversaries of their grant date and expire on the tenth anniversary of their grant date.

Restricted Common Stock — Restricted stock awards in 2008 were granted with no exercise price and vest 100% on the third anniversary of their date of grant. Restricted stock awards receive dividends during the vesting period, which have been reflected in the All Other Compensation table above.

Performance Restricted Stock Units — Performance restricted stock units in 2008 were granted with no exercise price. The number of shares ultimately awarded, if any, under these stock units is dependent on certain performance conditions. Each unit represents the right potentially to receive one share of our common stock for each vested restricted stock unit. The amount of restricted stock units that vest, if any, will be determined on the third anniversary of the date of grant based upon our average earnings per share growth rates for the years 2008-2010. The stock units do not receive dividends during the vesting period. As of December 31, 2008, none of the performance goals associated with outstanding performance stock units are expected to be achieved, which would result in no units vesting for any of our executives.

Name (a)	Grant Date (b)	Estimated Future Payouts Under Equity Incentive Plan Awards (1) (2) Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (3) (k)	Grant Date Fair Value of Stock and Option Awards ($)(4) (l)
Richard Hochhauser (5)	—	—	—	—	—	—	—	—
Dean Blythe (6)								
Stock Options	2/5/2008	—	—	—	—	100,000	$15.90	$408,370
Restricted Stock	2/5/2008	—	—	—	7,125	—	—	$113,288
Performance Stock Units	2/5/2008	—	5,344	8,906	7,125	—	—	$106,733
Pete Gorman								
Stock Options	2/5/2008	—	—	—	—	45,000	$15.90	$183,767
Restricted Stock	2/5/2008	—	—	—	4,000	—	—	$ 63,600
Performance Stock Units	2/5/2008	—	3,000	5,000	4,000	—	—	$ 59,920
Doug Shepard								
Stock Options	2/5/2008	—	—	—	—	15,000	$15.90	$ 61,256
Performance Stock Units	2/5/2008	—	1,875	3,125	2,500	—	—	$ 37,450
Gary Skidmore								
Stock Options	2/5/2008	—	—	—	—	45,000	$15.90	$183,767
Restricted Stock	2/5/2008	—	—	—	4,000	—	—	$ 63,600
Restricted Stock	2/5/2008	—	—	—	668(7)	—	—	$ 10,621
Performance Stock Units	2/5/2008	—	3,000	5,000	4,000	—	—	$ 59,920
Bryan Pechersky								
Stock Options	2/5/2008	—	—	—	—	25,000	$15.90	$102,093
Restricted Stock	2/5/2008	—	—	—	2,500	—	—	$ 39,750
Performance Stock Units	2/5/2008	—	1,875	3,125	2,500	—	—	$ 37,450

(1) Other than the amounts reported in the Summary Compensation table above, there were no non-equity incentive plan awards granted or outstanding in 2008.

(2) Column (f) reflects that 0% is the minimum payout level of the performance restricted stock units which are payable, if earned, in shares of common stock. The target amount shown in column (g) is 75% of the number of units granted, which is a hypothetical payout amount. The amount shown in column (h) is 125% of the number of units granted, which is the maximum payout level. As of December 31, 2008, none of the performance goals associated with outstanding performance restricted stock units were expected to be achieved, which would result in no shares vesting for any of our named executive officers.

(3) The exercise price shown in column (k) is based upon the grant date market value of our common stock on the NYSE, as provided by the 2005 Plan.

(4) The amounts shown in column (l) represent the full grant date fair value of the options and awards calculated in accordance with SFAS 123R. For a discussion of valuation assumptions, see note I of our audited financial statements for the fiscal year ended December 31, 2008 included in our Form 10-K.

(5) As a result of Mr. Hochhauser's retirement in February 2008, he did not receive any equity awards in 2008.

(6) As a result of Mr. Blythe's departure at year-end 2008, all of his previously awarded restricted common stock, performance restricted stock units, 1991 Plan options and unvested 2005 Plan options were forfeited or lapsed upon the end of his employment term. Mr. Blythe's vested 2005 Plan options remained exercisable for 90 days after the end of his employment term, to the extent vested at the end of his employment term.

(7) Mr. Skidmore elected to receive a portion of his bonus (earned in 2007) in the form of restricted stock. As a result of such election, Mr. Skidmore received 125% of the value of the foregone cash portion of the bonus in the form of restricted stock. The amount shown in column (i) reflects the number of shares related to the foregone cash bonus amount, determined using the fair market value of our common stock as of the grant date.

Outstanding Equity Awards at Year End

The following table sets forth information regarding outstanding equity awards held at the end of 2008 by our named executive officers. Some of these equity awards were issued pursuant to the 2005 Plan and older option awards were issued pursuant to the 1991 Stock Option Plan (1991 Plan).

2005 Plan — In May 2005, we adopted the 2005 Plan, a stockholder approved plan, pursuant to which we may issue various equity securities to directors, officers, key employees and consultants. Under the 2005 Plan, we have awarded stock options, restricted stock and performance-based restricted stock units. Please refer to the Grants of Plan Based Awards table above for a description of these types of equity awards under the 2005 Plan.

1991 Plan — The 2005 Plan replaced the 1991 Plan, a stockholder approved plan, pursuant to which we issued stock options to officers and key employees. No additional options will be granted under the 1991 Plan. Under the 1991 Plan, options were granted at exercise prices equal to the market price of the common stock on the grant date (1991 Plan market price options) and at exercise prices below the market price of the common stock (1991 Plan performance options). 1991 Plan market price options become exercisable in 25% increments on the second, third, fourth and fifth anniversaries of their date of grant and expire on the tenth anniversary of their date of grant. No 1991 Plan performance options have been granted since January 1999. The 1991 Plan performance options became exercisable in whole or in part after three years, and the extent to which they became exercisable at that time depended upon the extent to which we achieved certain goals established at the time the options were granted. In December 2005, the remaining unvested 1991 Plan performance options were amended to comply with Section 409A of the Code. Under this option amendment, these unvested 1991 Plan performance options became exercisable only on the business day following the vesting date of each option. All remaining 1991 Plan performance options were exercised in January 2009.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)(2) (j)
Richard Hochhauser	3,000	—	—	$ 1.33	1/12/2009	10,700(3)	$66,768	—	$—
	75,000	—	—	$16.33	1/12/2009	8,500(4)	$53,040	—	$—
	112,500	—	—	$13.38	1/6/2010	—	$ —	—	$—
	150,000	—	—	$14.67	1/9/2011	—	$ —	—	$—
	225,000	—	—	$18.22	1/8/2012	—	$ —	—	$—
	100,000	—	—	$19.85	9/3/2012	—	$ —	—	$—
	93,750	31,250(10)	—	$22.03	2/2/2014	—	$ —	—	$—
	75,000	75,000(11)	—	$25.63	1/27/2015	—	$ —	—	$—
	18,750	56,250(12)	—	$25.80	1/25/2016	—	$ —	—	$—
Dean Blythe (18)	5,625	—	—	$25.80	3/30/2009	—	$ —	—	$—

Name (a)	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)(2) (j)
Pete Gorman	22,500	—	—	$16.33	1/12/2009	5,928(3)	$36,991	—	$—
	45,000	—	—	$14.67	1/9/2011	2,755(4)	$17,191	—	$—
	75,000	—	—	$18.22	1/8/2012	4,000(7)	$24,960	—	$—
	30,000	—	—	$19.85	9/3/2012	—	$ —	—	$—
	37,500	12,500(10)	—	$22.03	2/2/2014	—	$ —	—	$—
	25,000	25,000(11)	—	$25.63	1/27/2015	—	$ —	—	$—
	12,500	12,500(9)	—	$26.31	9/21/2015	—	$ —	—	$—
	6,250	18,750(12)	—	$25.80	1/25/2016	—	$ —	—	$—
	—	17,500(14)	—	$26.07	2/5/2017	—	$ —	—	$—
	—	45,000(17)	—	$15.90	2/5/2018	—	$ —	—	$—
Doug Shepard	—	50,000(8)	—	$17.30	12/31/2017	7,500(5)	$46,800	—	$—
	—	15,000(17)	—	$15.90	2/5/2018	—	$ —	—	$—
Gary Skidmore	12,000	—	—	$16.33	1/12/2009	4,115(3)	$25,678	—	$—
	4,500	—	—	$15.25	5/21/2009	4,768(4)	$29,752	—	$—
	58,500	—	—	$14.50	8/30/2009	4,668(7)	$29,128	—	$—
	22,500	—	—	$15.75	5/22/2010	—	$ —	—	$—
	75,000	—	—	$16.75	8/31/2010	—	$ —	—	$—
	75,000	—	—	$18.22	1/8/2012	—	$ —	—	$—
	40,000	—	—	$19.85	9/3/2012	—	$ —	—	$—
	15,000	5,000(10)	—	$22.03	2/2/2014	—	$ —	—	$—
	15,000	5,000(13)	—	$24.42	4/23/2014	—	$ —	—	$—
	15,000	15,000(11)	—	$25.63	1/27/2015	—	$ —	—	$—
	3,750	11,250(12)	—	$25.80	1/25/2016	—	$ —	—	$—
	—	30,000(14)	—	$26.07	2/5/2017	—	$ —	—	$—
	—	75,000(15)	—	$23.55	7/31/2017	—	$ —	—	$—
	—	45,000(17)	—	$15.90	2/5/2018	—	$ —	—	$—
Bryan Pechersky	—	25,000(16)	—	$27.85	3/12/2017	7,500(6)	$46,800	—	$—
	—	25,000(17)	—	$15.90	2/5/2018	2,500(7)	$15,600	—	$—

(1) Based upon the closing market price of our common stock as of December 31, 2008 ($6.24), as reported on the NYSE.

(2) In 2008, as in 2007 and 2006, our Compensation Committee awarded our executives performance-based restricted stock units. As of December 31, 2008, none of the performance goals associated with any of the outstanding performance stock units are expected to be achieved, which would result in no units vesting for any of our executives. As a result, no compensation expense related to performance stock units has been recorded since June 30, 2007 and we reversed $0.5 million of previously recorded stock-based compensation related to performance stock units in the third quarter of 2007. See note I of our audited financial statements for the fiscal year ended December 31, 2008 included in our Form 10-K. For a description of these types of equity awards, please refer to the Grants of Plan Based Awards table above (with respect to the 2008 grants) and the Grants of Plan Based Awards tables in prior-year proxy statements (with respect to the earlier grants).

(3) Restricted stock vested on January 25, 2009.

(4) Restricted stock vests on February 5, 2010.

(5) Restricted stock vests on December 31, 2010.

(6) Restricted stock vests on March 12, 2010.

(7) Restricted stock vests on February 5, 2011.

(8) These options vest annually in equal installments of 12,500 between December 31, 2009 and December 31, 2012.

(9) These options vest annually in equal installments of 6,250 between September 21, 2008 and September 21, 2010.

(10) These options vested on February 2, 2009.

(11) These options vest annually in equal installments (37,500 for Hochhauser, 12,500 for Gorman and 7,500 for Skidmore) between January 27, 2009 and January 27, 2010.

(12) These options vest annually in equal installments (18,750 for Hochhauser, 6,250 for Gorman and 3,750 for Skidmore) between January 25, 2009 and January 25, 2011.

(13) These options vest on April 23, 2009.

(14) These options vest annually in equal installments (4,375 for Gorman and 7,500 for Skidmore) between February 5, 2009 and February 5, 2012.

(15) These options vest annually in equal installments of 18,750 between July 31, 2009 and July 31, 2012.

(16) These options vest annually in equal installments of 6,250 between March 12, 2009 and March 12, 2012.

(17) These options vest annually in equal installments (11,250 for Gorman, 3,750 for Shepard, 11,250 for Skidmore, and 6,250 for Pechersky) between February 5, 2010 and February 5, 2013.

(18) As a result of Mr. Blythe's departure at year-end 2008, all of his previously awarded restricted common stock, performance restricted stock units, 1991 Plan options and unvested 2005 Plan options were forfeited or lapsed upon the end of his employment term. Mr. Blythe's vested 2005 Plan options remained exercisable for 90 days after the end of his employment term, to the extent vested at the end of his employment term.

Option Exercises and Stock Vested

The following table sets forth information for our named executive officers regarding option exercises and equity vestings during 2008.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c) (1)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e) (2)
Richard Hochhauser	4,500	$55,785	—	—
Dean Blythe	—	—	—	—
Pete Gorman	1,800	$22,314	—	—
Doug Shepard	—	—	4,335	$27,050
Gary Skidmore	1,800	$22,314	—	—
Bryan Pechersky	—	—	—	—

(1) Calculated as the aggregate market value of the shares underlying the exercised options on the date of exercise minus the aggregate exercise price.

(2) Calculated as the aggregate market value of the vested shares based on the closing price of our common stock on the vesting date (December 31, 2008).

Pension Benefits

The table below under this heading sets forth information regarding estimated payments or other benefits payable at, following or in connection with retirement to which our named executive officers are entitled under our Defined Benefit Plan and Restoration Pension Plan.

Defined Benefit Plan

The purpose of this plan is to provide participants with benefits when they separate from employment through termination, retirement, death or disability. The plan was frozen to participation and benefit accruals as of December 31, 1998. All participants are 100% vested as of December 31, 1998. Death benefits are provided to beneficiaries on behalf of participants as specified in the plan. The plan provides benefits based on a formula that takes into account the executive's earnings for each fiscal year. For purposes of the calculation of the monthly amount payable starting after retirement under the Defined Benefit Plan, the following definitions apply:

"*Average Monthly Compensation*" means the monthly average of the five consecutive years' compensation out of the last ten complete years on December 31, 1998 that gives the highest average; such compensation includes W-2 compensation (subject to certain exclusions) plus any compensation deferred under a Section 125 or Section 401(k) plan. Compensation is limited by the pay limit in Section 401(a)(17) of the Code.

"*Normal Retirement Date*" means the date upon which a participant reaches age 65.

"*Covered Compensation*" means a 35-year average of the Maximum Taxable Wages (MTW) under social security. The MTW is the annual limit on wages subject to the FICA tax for social security. The 35-year period ends with the year the employee reaches eligibility for an unreduced social security benefit (age 65, 66, or 67 depending on the year the employee was born). For years after the year of termination and prior to the end of the 35-year period, the MTW from the years of termination is used.

The monthly amount (Monthly Accrued Benefit) shall be equal to the sum of A and B multiplied by C where A, B and C are defined below:

A = 1.0 percent of the Average Monthly Compensation at December 31, 1998 multiplied by the projected number of years of credited service at the Normal Retirement Date.

B = 0.65 percent of the Average Monthly Compensation at December 31, 1998 in excess of 1/12 of Covered Compensation at December 31, 1998 multiplied by the number of years of projected credited service at the Normal Retirement Date up to 35 years.

C = Ratio of credited service at December 31, 1998 to projected credited service at the Normal Retirement Date.

Participants are eligible for early retirement upon attainment of age 55 and five years of vesting service. The monthly amount payable upon early retirement is equal to the monthly accrued benefit at December 31, 1998 multiplied by certain plan and Internal Revenue Service-prescribed early retirement factors.

Restoration Pension Plan

The purpose of this unfunded, non-qualified pension plan is to provide employees with the benefits they would receive if the Defined Benefit Plan were not subject to the benefit and compensation limits imposed by Section 415 and Section 401(a)(17) of the Code and had benefit accruals under the Defined Benefit Plan not been frozen at December 31, 1998. Selected employees designated as participants by the Board of Directors are eligible to participate under the plan. Participants currently include only corporate officers. An officer of Harte-Hanks with the title of a Senior Vice President or a higher position is 100% vested on January 1, 1996. An officer with a title below Senior Vice President will be vested at the earlier of age 55 or 20 years of credited service. Benefits accrued and vested after December 31, 2004 are subject to non-qualified deferred compensation rules under Section 409A of the Code. The plan provides benefits based on a formula that takes into account the executive's earnings for each fiscal year. For purposes of the calculation of the monthly amount payable starting after retirement under the Restoration Pension Plan, the following definitions apply:

"*Average Monthly Compensation*" means the monthly average of the five consecutive years' compensation out of the last ten complete years that gives the highest average. For purposes of determining the gross benefit under the Restoration Pension Plan, compensation includes W-2 compensation (subject to certain exclusions) plus any compensation deferred under a Section 125 or Section 401(k) plan, but only recognizes up to 100% of the target bonus amount for years prior to 2001 and up to 50% of the target bonus amount for years after 2000. The compensation for the gross Restoration Pension Plan benefit is not limited by the Code Section 401(a)(17) pay limit.

"*Normal Retirement Date*" means the date upon which a participant reaches age 65.

"*Covered Compensation*" has the same meaning as previously defined under the Defined Benefit Plan.

The monthly amount is the lesser of the sum of A and B multiplied by C and D as defined below over the Monthly Accrued Benefit under the Defined Benefit Plan (as described above):

A = 1.0 percent of the Average Monthly Compensation at the date of termination multiplied by the projected number of years of credited service at the Normal Retirement Date.

B = 0.65 percent of the Average Monthly Compensation at the date of termination in excess of 1/12 of Covered Compensation at the date of termination multiplied by the number of years of projected credited service at the Normal Retirement Date up to 35 years.

C = Ratio of credited service at the date of termination to projected credited service at the Normal Retirement Date.

D = 50 percent of Average Monthly Compensation at the date of termination.

Participants are eligible for early retirement upon attainment of age 55 and becoming 100% vested. The monthly amount payable upon early retirement is equal to the monthly accrued benefit at the date of termination multiplied by an early retirement factor as multiplied by certain plan and Internal Revenue Service-prescribed early retirement factors.

We do not have a policy for granting extra years of credited service.

The amounts reported in the table below equal the present value of the accumulated benefit at December 31, 2008 for our named executive officers under each plan based upon the assumptions described in note (1).

Name (a)	Plan Name (b)	Number of Years of Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (1) (d)	Payments During Last Fiscal Year ($) (e)
Richard Hochhauser (2)	Defined Benefit Plan	32.417	$ 577,851	$ 45,489
	Restoration Benefit Plan	32.417	$4,471,231	$351,964
Dean Blythe	Defined Benefit Plan	7.167	$ —	$ —
	Restoration Benefit Plan	7.167	$ 226,698	$ —
Pete Gorman (3)	Defined Benefit Plan	27.500	$ 303,544	$ —
	Restoration Benefit Plan	27.500	$1,314,579	$ —
Doug Shepard	Defined Benefit Plan	1.000	$ —	$ —
	Restoration Benefit Plan	1.000	$ 18,149	$ —
Gary Skidmore	Defined Benefit Plan	14.250	$ —	$ —
	Restoration Benefit Plan	14.250	$ 531,242	$ —
Bryan Pechersky	Defined Benefit Plan	1.800	$ —	$ —
	Restoration Benefit Plan	1.800	$ 14,074	$ —

(1) The accumulated benefit is based on service and earnings, as described above, considered by the plans for the period through December 31, 2008. The present value has been calculated using a discount rate of 6.25% and assuming the named executive officers will live and retire at the normal retirement age of 65

years. For purposes of calculating the actuarial present value, no pre-retirement decrements are factored into the calculations. The mortality assumption is based on the 1994 Group Annuity Mortality Tables for males and females.

(2) Participant retired in February 2008. Present value shown is as of February 28, 2008.

(3) Participant is eligible for early retirement. The single sum values of the early retirement benefits from the Defined Benefit Plan and the Restoration Pension Plan are $334,151 and $1,442,800, respectively.

Nonqualified Deferred Compensation

None of our named executive officers receive nonqualified deferred compensation as defined under SEC rules. In January 2009, the Compensation Committee designated all corporate officers as eligible to participate in our existing non-qualified deferred compensation plan, which is filed as Exhibit 10.3 to our Form 8-K, dated June 27, 2008. During 2008, our Chairman, Mr. Franklin, who was a non-employee director during 2008 and became our President and CEO on January 1, 2009, received deferred compensation payments arising out of pre-existing compensation arrangements based on his former service as an executive officer of Harte-Hanks.

Potential Payments Upon Termination or Change of Control

Payments Pursuant to Severance Agreements

The following descriptions of our executive severance and transition agreements do not include all terms contained in the actual agreements. Please refer to the full text of the agreements for the complete terms and provisions, copies of which are filed as exhibits to our public filings with the SEC and which are incorporated herein by reference. Refer to our 2008 Form 10-K exhibit list for the location of each of these agreements.

Hochhauser

On July 31, 2007, we announced the planned retirement in early 2008 of our former CEO, Richard Hochhauser, after which Mr. Hochhauser agreed to serve as a consultant for a three-year period. On August 29, 2007, Harte-Hanks and Mr. Hochhauser entered into a transition and consulting agreement, which superseded Mr. Hochhauser's amended and restated severance agreement dated December 15, 2000.

Pursuant to the transition and consulting agreement, Mr. Hochhauser remained employed as the CEO through February 4, 2008 and did not stand for re-election to our Board of Directors at the 2008 annual meeting.

During the employment term under the transition and consulting agreement (which ended in February 2008), Mr. Hochhauser was entitled to the following compensation and benefits: (1) payment of his then-current base salary and monthly automobile allowance, (2) participation in Harte-Hanks' 2007 annual incentive compensation plan under its existing terms, and (3) eligibility to participate in Harte-Hanks' health, life, and disability insurance plans and Harte-Hanks' retirement plans, in accordance with the terms of the plans.

Since February 5, 2008, Mr. Hochhauser has served as a consultant to Harte-Hanks. During the consulting period, subject to the terms and conditions of the agreement, Mr. Hochhauser is entitled to a consulting fee for the period from February 5, 2008 through February 4, 2009 of $162,500 per quarter; for the period from February 5, 2009 through February 4, 2010 of $112,500 per quarter; and for the period from February 5, 2010 through February 4, 2011 of $50,000 per quarter. Mr. Hochhauser also received a lump sum cash payment in the amount necessary (taking into account applicable taxes) for Mr. Hochhauser to make COBRA continuation coverage payments under Harte-Hanks' group medical and dental plans in which he (and his spouse or other eligible dependents) were enrolled for a period of 18 months following the end of the month in which his employment term ended. The consulting period will end on February 4, 2011, unless terminated sooner in accordance with the agreement.

Mr. Hochhauser remains bound by his current confidentiality/nondisclosure agreement and non-compete agreement, except that any references in those agreements to the termination or end of his employment are deemed to refer instead to the termination or end of Mr. Hochhauser's consulting period.

The transition and consulting agreement also contains provisions that address (1) any termination of the agreement based on death or disability, termination by Harte-Hanks for cause or termination by Mr. Hochhauser, (2) a release of claims against Harte-Hanks and its affiliated parties by Mr. Hochhauser, and (3) other terms and provisions described in the actual agreement. Mr. Hochhauser is also entitled to indemnification for his acts or failures to act in his capacity as a consultant during the consulting period for services requested from time to time by Harte-Hanks pursuant to his transition and consulting agreement, to the same extent provided by our certificate of incorporation with respect to our officers and directors.

Blythe

On December 15, 2008, we announced the departure of our former President and CEO, Dean Blythe. In connection with Mr. Blythe's departure at year-end 2008, Harte-Hanks and Mr. Blythe entered into a transition agreement, which superseded Mr. Blythe's previous change of control severance agreement dated June 27, 2008.

Pursuant to the agreement, Mr. Blythe remained employed through December 31, 2008 and resigned from the Board as of the effective date of the agreement in December 2008.

During his remaining employment term, Mr. Blythe was entitled to the following compensation and benefits: (1) payment of his then-current base salary and monthly automobile allowance, (2) participation in Harte-Hanks' 2008 annual incentive compensation plan under its existing terms, and (3) eligibility to participate in Harte-Hanks' health, life, and disability insurance plans and Harte-Hanks' retirement plans, in accordance with the terms of the plans.

Subject to the terms and conditions of the agreement, Harte-Hanks agreed to pay Mr. Blythe the following four quarterly payments: (1) $143,000 on or around January 1, 2009; (2) $125,000 on or around April 1, 2009; (3) $125,000 on or around July 1, 2009; and (4) $125,000 on or around October 1, 2009.

Mr. Blythe remains bound by his current confidentiality/nondisclosure agreement and non-compete agreement.

The transition agreement also contains provisions that address (1) any termination of the agreement based on death or disability, termination by Harte-Hanks for cause or termination by Mr. Blythe, (2) a release of claims against Harte-Hanks and its affiliated parties by Mr. Blythe, and (3) other terms and provisions described in the actual agreement.

Gorman

In December 2000, we entered into a severance agreement with Pete Gorman. In June 2008, we amended Mr. Gorman's agreement to address the requirements of Section 409A and make other changes, as described above in the CD&A. Pursuant to Mr. Gorman's agreement, if (i) Harte-Hanks terminates Mr. Gorman's employment without "justification," (ii) Mr. Gorman terminates his employment for good reason due to specified adverse actions taken by Harte-Hanks, (iii) Harte-Hanks terminates Mr. Gorman's employment after a change in control of Harte-Hanks, other than for "cause," death or disability, or (iv) Mr. Gorman terminates his employment after a change in control of Harte-Hanks and after specified adverse actions are taken by Harte-Hanks or he elects to terminate his employment for any reason during the thirty-day period following the first anniversary of a change in control of Harte-Hanks, then in any of such events Mr. Gorman will be entitled to:

- severance compensation in a lump sum cash amount equal to 200% of the sum of (A) his annual base salary in effect just prior to the change in control or termination date, whichever is larger, plus (B) the average of the bonus or incentive compensation for the two fiscal years preceding the year in which the change in control or the termination date occurred, whichever is larger,

- a cash payment sufficient to cover health insurance premiums for a period of 18 months,
- accelerated vesting of all unvested options, restricted stock, performance units and any other equity-based awards previously granted to Mr. Gorman (in the event of a change in control, Mr. Gorman's equity awards vest upon the change in control without regard to termination of his employment), and
- if applicable, a tax gross-up for "excess parachute payments" within the meaning of Section 280G of the Code if the total amounts due to the executive would have to be reduced by more than ten percent to avoid the excess parachute payment.

As used in the severance agreement, "*cause*" means that the Board determines in good faith that Mr. Gorman committed an intentional material act of fraud or embezzlement, material damage to Harte-Hanks' property or intentional wrongful disclosure of Harte-Hanks' material secret processes or confidential information. "*Change in control*" means: (i) Harte-Hanks is merged, consolidated or reorganized or sells substantially all of its assets and after such transaction less than 60% of the combined voting power of the surviving corporation is received in exchange for voting securities of Harte-Hanks, (ii) any person has become a beneficial owner of securities of Harte-Hanks, which when added to any securities already owned by such person would represent in the aggregate 30% or more of the combined voting power of the then outstanding securities of Harte-Hanks, or (iii) such other events that cause a change in control of Harte-Hanks as determined by our Board of Directors. "*Justification*" means the Board determines in good faith that Mr. Gorman shall have (i) committed an act of fraud, dishonesty, gross misconduct or other unethical practices, or (ii) materially failed to perform his duties to the satisfaction of the CEO of the company, which failure has not been cured within 60 days after receipt of written notice from the CEO.

Other Named Executive Officers – Shepard, Skidmore and Pechersky

We have also entered into severance agreements with each of our other named executive officers. We entered into a change in control severance agreement with Mr. Shepard in December 2007, with Mr. Skidmore in December 2000 and with Mr. Pechersky in March 2007. In June 2008, we amended these agreements to address the requirements of Section 409A and make other changes, as described above in the CD&A. Pursuant to each agreement, if, after a "change in control" of Harte-Hanks, the executive (i) is terminated other than for "cause" (as defined in the agreement), death or disability, (ii) elects to terminate his employment after specified adverse actions are taken by Harte-Hanks, or (iii) elects to terminate his employment for any reason during the thirty-day period following the first anniversary of a change in control of Harte-Hanks, then the executive will be entitled to:

- severance compensation in a lump sum cash amount equal to 200% of the sum of (A) the executive's annual base salary in effect immediately prior to the change in control or termination date, whichever is larger, plus (B) the average of the executive's bonus or incentive compensation for the two fiscal years preceding the year in which the change in control or the termination date occurred, whichever is larger,
- a cash payment sufficient to cover health insurance premiums for a period of 18 months,
- accelerated vesting of all unvested options, restricted stock, performance units and any other equity-based awards previously granted to the executive (the executive's equity awards vest upon the change in control without regard to termination of the executive's employment), and
- if applicable, a tax gross-up for "excess parachute payments" within the meaning of Section 280G of the Code if the total amounts due to the executive would have to be reduced by more than ten percent to avoid the excess parachute payment.

As used in these severance agreements, the terms "*cause*" and "*change in control*" have the same meanings as used in Mr. Gorman's severance agreement.

Payments Made Upon Retirement

For a description of the pension plans in which the named executive officers participate, see the Pension Benefits table above. The tables below provide the estimated pension benefits that would have become payable if the named executive officer had ceased to be employed as of December 31, 2008.

Payments Made Upon Death or Disability

For a discussion of the supplemental life insurance benefits for the named executive officers, see the section above entitled "Perquisites" and the All Other Compensation table above. The tables below provide the amounts the beneficiaries of each named executive officer would have received had such officer died on December 31, 2008.

Potential Termination and Change in Control Benefits Tables

The tables below under this heading illustrate an estimated amount of compensation potentially payable to each named executive officer upon termination of such executive's employment under various scenarios. Any amount ultimately received will vary based on a variety of factors, including the reason for such executive's termination of employment, the date of such executive's termination of employment, and the executive's age upon termination of employment. The amounts shown assume that such termination was effective as of December 31, 2008, and, therefore, are estimates of the amounts that would have been paid to such executives upon their termination. Actual amounts to be paid can only be determined at the time of such executive's termination from the company.

RICHARD HOCHHAUSER(1)

			No Change in Control		Change in Control			
Benefit	**Voluntary Termination**	**Early Retirement**	**For Cause Termination**	**Termination Without Cause or for Good Reason**	**For Cause Termination**	**Termination Without Cause or for Good Reason**	**Death**	**Disability**
Cash Severance	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Equity								
Options	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Restricted Stock	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Performance Stock Units	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Bonus Stock Awards	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Retirement Benefits (2)	$5,049,082	$	$5,049,082(4)	$5,049,082	$5,049,082(4)	$5,049,082	$5,049,082	$5,049,082
Health and Welfare Benefits	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Disability Income (3)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Life Insurance Benefits (3)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Excise Tax Gross-up	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
ESTIMATED TOTAL	**$5,049,082**	**$ —**	**$ 5,049,082**	**$5,049,082**	**$ 5,049,082**	**$5,049,082**	**$5,049,082**	**$5,049,082**

(1) On August 29, 2007, Harte-Hanks and Mr. Hochhauser entered into a transition and consulting agreement, which superseded Mr. Hochhauser's amended and restated severance agreement dated December 15, 2000. Please refer to the section above entitled, "Payments Pursuant to Severance Agreements" for a description of the benefits provided to Mr. Hochhauser under his transition and consulting agreement.

(2) Reflects the estimated single sum present value of qualified and non-qualified retirement plans accumulated as of December 31, 2008, which Mr. Hochhauser would be entitled to receive starting upon reaching age 65. Actual payments are made over time, not in a lump sum. Acceleration of vesting occurs in the event of a change of control. However, since Mr. Hochhauser is 100% vested at the measurement date, no additional benefits will be paid in the event of a change of control. As of December 31, 2008, Mr. Hochhauser had not attained our normal retirement age of 65.

(3) Mr. Hochhauser retired in February 2008 and, therefore, was not eligible for company disability benefits or supplemental life insurance benefits at year-end 2008.

(4) In the event of a "for cause" termination related to dishonest conduct, the Compensation Committee may deny vested retirement benefits to Mr. Hochhauser.

DEAN BLYTHE(1)

Benefit	Voluntary Termination	Early Retirement	No Change in Control: For Cause Termination	No Change in Control: Termination Without Cause or for Good Reason	Change in Control: For Cause Termination	Change in Control: Termination Without Cause or for Good Reason	Death	Disability
Cash Severance	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
Unvested Equity								
Options	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
Restricted Stock	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
Performance Stock Units	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
Bonus Stock Awards	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
Retirement Benefits (2)	$226,698	$—	$226,698(4)	$226,698	$226,698(4)	$226,698	$226,698	$226,698
Health and Welfare Benefits	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
Disability Income (3)	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
Life Insurance Benefits (3)	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
Excise Tax Gross-up	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
ESTIMATED TOTAL	**$226,698**	**$—**	**$226,698**	**$226,698**	**$226,698**	**$226,698**	**$226,698**	**$226,698**

(1) On December 15, 2008, Harte-Hanks and Mr. Blythe entered into a transition agreement, which superseded Mr. Blythe's previous change of control severance agreement dated June 27, 2008. Please refer to the section above entitled, "Payments Pursuant to Severance Agreements" for a description of the benefits provided to Mr. Blythe under his transition agreement.

(2) Reflects the estimated single sum present value of qualified and non-qualified retirement plans accumulated as of December 31, 2008, which Mr. Blythe would be entitled to receive starting upon reaching age 65. Actual payments are made over time, not in a lump sum. Acceleration of vesting occurs in the event of a change of control. However, since Mr. Blythe is 100% vested at the measurement date, no additional benefits will be paid in the event of a change of control. As of December 31, 2008, Mr. Blythe had not attained our normal retirement age of 65.

(3) Mr. Blythe's employment term ended on December 31, 2008 and, therefore, he was no longer eligible for company disability benefits or supplemental life insurance benefits upon the end of his employment term.

(4) In the event of a "for cause" termination related to dishonest conduct, the Compensation Committee may deny vested retirement benefits to Mr. Blythe.

PETE GORMAN

Benefit	Voluntary Termination	Early Retirement	No Change in Control: For Cause Termination	No Change in Control: Termination Without Cause or for Good Reason	Change in Control: For Cause Termination	Change in Control: Termination Without Cause or for Good Reason	Death	Disability
Cash Severance	$ —	$ —	$ —	$ 805,730	$ —	$ 805,730	$ —	$ —
Unvested Equity (1)								
Options	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Restricted Stock	$ —	$ —	$ —	$ 62,712	$ 62,712	$ 62,712	$ —	$ —
Performance Stock Units	$ —	$ —	$ —	$ 62,712	$ 62,712	$ 62,712	$ —	$ —
Bonus Stock Awards (2)	$ 16,430	$ 16,430	$ —	$ 16,430	$ 16,430	$ 16,430	$ 16,430	$ 16,430
Retirement Benefits (3)	$1,618,123	$1,776,951(7)	$1,618,123(8)	$1,618,123	$1,618,123(8)	$1,618,123	$1,618,123	$1,618,123
Health and Welfare Benefits (4)	$ —	$ —	$ —	$ 19,427	$ —	$ 19,427	$ —	$ —
Disability Income (5)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 734,078
Life Insurance Benefits (6)	$ —	$ —	$ —	$ —	$ —	$ —	$ 900,000	$ —
Excise Tax Gross-up	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
ESTIMATED TOTAL	**$1,634,553**	**$1,793,381**	**$1,618,123**	**$2,585,134**	**$1,759,977**	**$2,585,134**	**$2,534,553**	**$2,368,631**

(1) Values are calculated based on the closing price of our common stock of $6.24 on December 31, 2008. Pursuant to the executive's previously described severance agreement, all unvested equity-based awards vest upon a change in control (as defined) without regard to termination of the executive's employment. Mr. Gorman's agreement also provides that his unvested equity-based awards vest upon his termination prior to a change of control either (a) by Harte-Hanks without justification, or (b) by Mr. Gorman for good reason, as defined in his agreement.

(2) In addition to the accelerated vesting described in note (1) above, unvested bonus stock awards also vest upon termination of employment by (a) death, (b) disability, (c) retirement, or (d) at such other time as determined by the Board of Directors or Compensation Committee. The amounts shown in the Voluntary Termination column assume that the Board of Directors or Compensation Committee determined to accelerate vesting.

(3) Except as otherwise noted, reflects the estimated single sum present value of qualified and non-qualified retirement plans accumulated as of December 31, 2008, which Mr. Gorman would be entitled to receive starting upon reaching age 65. Actual payments are made over time, not in a lump sum. Acceleration of vesting occurs in the event of a change of control. However, since Mr. Gorman is 100% vested at the measurement date, no additional benefits will be paid in the event of a change of control. As of December 31, 2008, Mr. Gorman had not attained our normal retirement age of 65.

(4) Reflects the estimated lump-sum payment to be paid by us to Mr. Gorman to permit him to pay 18 months worth of future premiums under our health and welfare benefit plans.

(5) Reflects the aggregate estimated amount of all future payments to which Mr. Gorman would be entitled to receive under our disability program. Mr. Gorman would be entitled to receive such benefits until age 65.

(6) Reflects the aggregate amount of 10 annual payments of $90,000 each under Mr. Gorman's life insurance benefits, payable over the 10 year period following death.

(7) Reflects the estimated single sum present value of qualified and non-qualified retirement plans which Mr. Gorman would be entitled to receive if the election was made to begin receiving early retirement benefits as of December 31, 2008.

(8) In the event of a "for cause" termination related to dishonest conduct, the Compensation Committee may deny vested retirement benefits to Mr. Gorman.

DOUG SHEPARD

Benefit	Voluntary Termination	Early Retirement	No Change in Control: For Cause Termination	No Change in Control: Termination Without Cause or for Good Reason	Change in Control: For Cause Termination	Change in Control: Termination Without Cause or for Good Reason	Death	Disability
Cash Severance	$ —	$—	$ —	$ —	$ —	$630,000	$ —	$ —
Unvested Equity (1)								
Options	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
Restricted Stock	$ —	$—	$ —	$ —	$46,800	$ 46,800	$ —	$ —
Performance Stock Units	$ —	$—	$ —	$ —	$15,600	$ 15,600	$ —	$ —
Bonus Stock Awards	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
Retirement Benefits (2)	$18,149	$—	$18,149	$18,149	$18,149	$ 18,149	$ 18,149	$ 18,149
Health and Welfare Benefits (3)	$ —	$—	$ —	$ —	$ —	$ 28,126	$ —	$ —
Disability Income (4)	$ —	$—	$ —	$ —	$ —	$ —	$ —	$3,661,093
Life Insurance Benefits (5)	$ —	$—	$ —	$ —	$ —	$ —	$700,000	$ —
Excise Tax Gross-up	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
ESTIMATED TOTAL	**$18,149**	**$—**	**$18,149**	**$18,149**	**$80,549**	**$738,675**	**$718,149**	**$3,679,242**

(1) Values are calculated based on the closing price of our common stock of $6.24 on December 31, 2008. Pursuant to the executive's previously described severance agreement, all unvested equity-based awards vest upon a change in control (as defined) without regard to termination of the executive's employment.

(2) Reflects the estimated single sum present value of qualified and non-qualified retirement plans accumulated as of December 31, 2008, which Mr. Shepard would be entitled to receive starting upon reaching age 65. Actual payments are made over time, not in a lump sum. Acceleration of vesting occurs in the event of a change of control. However, since Mr. Shepard is 100% vested at the measurement date, no additional benefits will be paid in the event of a change of control. As of December 31, 2008, Mr. Shepard had not attained our normal retirement age of 65.

(3) Reflects the lump-sum payment to be paid by us to Mr. Shepard to permit him to pay 18 months worth of future premiums under our health and welfare benefit plans.

(4) Reflects the aggregate estimated amount of all future payments to which Mr. Shepard would be entitled to receive under our disability program. Mr. Shepard would be entitled to receive such benefits until age 65.

(5) Reflects the aggregate amount of 10 annual payments of $70,000 each under Mr. Shepard's life insurance benefits, payable over the 10 year period following death.

GARY SKIDMORE

Benefit	Voluntary Termination	Early Retirement	No Change in Control: For Cause Termination	No Change in Control: Termination Without Cause or for Good Reason	Change in Control: For Cause Termination	Change in Control: Termination Without Cause or for Good Reason	Death	Disability
Cash Severance	$ —	$ —	$ —	$ —	$ —	$1,032,863	$ —	$ —
Unvested Equity (1)								
Options	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Restricted Stock	$ —	$ —	$ —	$ —	$ 65,052	$ 65,052	$ —	$ —
Performance Stock Units	$ —	$ —	$ —	$ —	$ 65,052	$ 65,052	$ —	$ —
Bonus Stock Awards (2)	$ 19,506	$19,506	$ —	$ —	$ 19,506	$ 19,506	$ 19,506	$ 19,506
Retirement Benefits (3)	$531,242	$ —	$531,242(7)	$531,242	$531,242(7)	$ 531,242	$ 531,242	$ 531,242
Health and Welfare Benefits (4)	$ —	$ —	$ —	$ —	$ —	$ 15,823	$ —	$ —
Disability Income (5)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$1,817,618
Life Insurance Benefits (6)	$ —	$ —	$ —	$ —	$ —	$ —	$ 900,000	$ —
Excise Tax Gross-up	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
ESTIMATED TOTAL	**$550,748**	**$19,506**	**$531,242**	**$531,242**	**$680,852**	**$1,729,538**	**$1,450,748**	**$2,368,366**

(1) Values are calculated based on the closing price of our common stock of $6.24 on December 31, 2008. Pursuant to the executive's previously described severance agreement, all unvested equity-based awards vest upon a change in control (as defined) without regard to termination of the executive's employment.

(2) In addition to the accelerated vesting described in note (1) above, unvested bonus stock awards also vest upon termination of employment by (a) death, (b) disability, (c) retirement, or (d) at such other time as determined by the Board of Directors or Compensation Committee. The amounts shown in the Voluntary Termination column assume that the Board of Directors or Compensation Committee determined to accelerate vesting.

(3) Reflects the estimated single sum present value of qualified and non-qualified retirement plans accumulated as of December 31, 2008, which Mr. Skidmore would be entitled to receive starting upon reaching age 65. Actual payments are made over time, not in a lump sum. Acceleration of vesting occurs in the event of a change of control. However, since Mr. Skidmore is 100% vested at the measurement date, no additional benefits will be paid in the event of a change of control. As of December 31, 2008, Mr. Skidmore had not attained our normal retirement age of 65.

(4) Reflects the lump-sum payment to be paid by us to Mr. Skidmore to permit him to pay 18 months worth of future premiums under our health and welfare benefit plans.

(5) Reflects the aggregate estimated amount of all future payments to which Mr. Skidmore would be entitled to receive under our disability program. Mr. Skidmore would be entitled to receive such benefits until age 65.

(6) Reflects the aggregate amount of 10 annual payments of $90,000 each under Mr. Skidmore's life insurance benefits, payable over the 10 year period following death.

(7) In the event of a "for cause" termination related to dishonest conduct, the Compensation Committee may deny vested retirement benefits to Mr. Skidmore.

BRYAN PECHERSKY

Benefit	Voluntary Termination	Early Retirement	No Change in Control: For Cause Termination	No Change in Control: Termination Without Cause or for Good Reason	Change in Control: For Cause Termination	Change in Control: Termination Without Cause or for Good Reason	Death	Disability
Cash Severance	$ —	$—	$ —	$ —	$ —	$540,000	$ —	$ —
Unvested Equity (1)								
Options	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
Restricted Stock	$ —	$—	$ —	$ —	$ 62,400	$ 62,400	$ —	$ —
Performance Stock Units	$ —	$—	$ —	$ —	$ 31,200	$ 31,200	$ —	$ —
Bonus Stock Awards	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
Retirement Benefits (2)	$14,074	$—	$14,074(6)	$14,074	$ 14,074(6)	$ 14,074	$ 14,074	$ 14,074
Health and Welfare Benefits (3)	$ —	$—	$ —	$ —	$ —	$ 28,475	$ —	$ —
Disability Income (4)	$ —	$—	$ —	$ —	$ —	$ —	$ —	$3,559,435
Life Insurance Benefits (5)	$ —	$—	$ —	$ —	$ —	$ —	$700,000	$ —
Excise Tax Gross-up	$ —	$—	$ —	$ —	$ —	$ —	$ —	$ —
ESTIMATED TOTAL	**$14,074**	**$—**	**$14,074**	**$14,074**	**$107,674**	**$676,149**	**$714,074**	**$3,573,509**

(1) Values are calculated based on the closing price of our common stock of $6.24 on December 31, 2008. Pursuant to the executive's previously described severance agreement, all unvested equity-based awards vest upon a change in control (as defined) without regard to termination of the executive's employment.

(2) Reflects the estimated single sum present value of qualified and non-qualified retirement plans accumulated as of December 31, 2008, which Mr. Pechersky would be entitled to receive starting upon reaching age 65. Actual payments are made over time, not in a lump sum. Acceleration of vesting occurs in the event of a change of control. However, since Mr. Pechersky is 100% vested at the measurement date, no additional benefits will be paid in the event of a change of control. As of December 31, 2008, Mr. Pechersky had not attained our normal retirement age of 65.

(3) Reflects the lump-sum payment to be paid by us to Mr. Pechersky to permit him to pay 18 months worth of future premiums under our health and welfare benefit plans.

(4) Reflects the aggregate estimated amount of all future payments to which Mr. Pechersky would be entitled to receive under our disability program. Mr. Pechersky would be entitled to receive such benefits until age 65.

(5) Reflects the aggregate amount of 10 annual payments of $70,000 each under Mr. Pechersky's life insurance benefits, payable over the 10 year period following death.

(6) In the event of a "for cause" termination related to dishonest conduct, the Compensation Committee may deny vested retirement benefits to Mr. Pechersky.

DIRECTOR COMPENSATION

Elements of Current Director Compensation Program

Directors' compensation includes cash and stock-based incentives. Employee directors are not paid additional compensation for their services as directors. As of the date of this proxy statement, non-employee directors receive the following compensation for their services on the Board and its committees. Directors' compensation is subject to change from time to time. In November 2008, in light of the ongoing economic downturn in the United States and other economies, the Board approved a 10% reduction to the annual retainer for Board service and the Chairman's fee. The Chairman's fee was subsequently eliminated because our current Chairman, Mr. Franklin, has served as our President and CEO since January 2009.

Element	Description	Amount
Annual Cash Retainer for Board Service	Payable to "independent" Board members, as determined by the Board in accordance with applicable rules.	$45,000
Annual Cash Retainer for Committee Chairs	• Audit Committee Chair	$10,000
	• Compensation Committee Chair	$5,000
	• Nominating and Corporate Governance Committee Chair	$2,000
Cash Meeting Fees	• Per in-person Board meeting attended (payable to independent directors)	$2,000
	• Per in-person Committee meeting attended (payable to applicable Committee members)	$1,000
	• Per telephonic Board meeting attended (payable to independent directors)	$750
	• Per telephonic Committee meeting attended (payable to applicable Committee members)	$750
Annual Equity Election In Lieu of Cash Fees	• Each independent director may elect, annually or in connection with such director's appointment to the Board, to receive all or a portion of such director's cash compensation otherwise payable for such director's services in shares of the company's common stock.	Up to 100% of a director's cash compensation
	• These shares of common stock are granted as soon as administratively practicable following the end of each of the company's fiscal quarters. The number of shares delivered is based on the market value of one share of the company's common stock on the NYSE as of the last day of the immediately preceding quarter, in accordance with the 2005 Plan.	
2009 Annual Equity Awards	• For the calendar year 2009, each independent director, including new director Karen Puckett, received shares of restricted common stock, with a grant date of February 5, 2009 (the fixed date previously selected for long-term incentive awards, as described above in this proxy statement) and which vest 100% on the third anniversary of their grant date.	Shares equal to $50,000

Element	Description	Amount
	• The number of shares of restricted stock delivered was based on the market value of one share of the company's common stock on the NYSE on the grant date, in accordance with the 2005 Plan. • These shares of restricted stock were granted pursuant to the 2005 Plan and the other terms and conditions set forth in the applicable form of award agreement under the 2005 Plan.	
Initial Equity Award for New Director Karen Puckett	• In connection with Ms. Puckett's appointment to the Board as an independent director in January 2009, she received (in addition to the annual award specified above) a one-time initial equity award of shares of restricted common stock, with a grant date of February 5, 2009 and which vest 100% on the third anniversary of their grant date. • These shares of restricted stock were granted pursuant to the 2005 Plan and the other terms and conditions set forth in the applicable form of award agreement under the 2005 Plan.	5,000 shares of restricted common stock
Other	• Non-management directors may also receive compensation from time-to-time for any service on special Board committees, site visits or other matters, as determined by the Board. • All directors are reimbursed for their out-of-pocket expenses incurred in connection with their service on the Board or any of its Committees.	As applicable

Establishing Director Compensation

The Compensation Committee has the responsibility for recommending to the Board the form and amount of compensation for non-employee directors. The Compensation Committee may appoint subcommittees and delegate to a subcommittee such power and authority as it deems appropriate, subject to certain limitations set forth in its charter and discussed above in the CD&A. The Compensation Committee did not appoint any subcommittees during 2008.

The Compensation Committee has the sole authority to retain or terminate a consulting firm engaged to assist in the evaluation of director compensation. From time to time, the Compensation Committee reviews surveys and other information provided by outside consultants to provide insights on director compensation matters. Our director compensation is structured predominantly based upon the results of such reviews as well as the amount of time devoted to Board and committee meetings. The Committee believes that engaging a consultant on a periodic basis is more appropriate than having annual engagements.

In mid-2007, the Committee retained an outside compensation consultant to assist the Committee with its evaluation and determinations for our 2008 director compensation program. The consulting firm, Longnecker & Associates, was engaged by and reported directly to the Committee. The Committee asked Longnecker & Associates to conduct a comprehensive review of Harte-Hanks' then-current director compensation program and recommend specific changes and improvements to the Committee to ensure that compensation remains aligned with the goal of enhancing stockholder value through competitive programs that allow the company to attract, properly motivate and retain qualified non-employee directors who will contribute to Harte-Hanks' long-term success and the creation of stockholder value.

In January 2008, based on the recommendation of the Compensation Committee, the Board decided to maintain the same director compensation levels in 2008 as in 2007, with the following principal exceptions:

(1) the amount of the Chairman's fee was decreased from $250,000 per year to $200,000 per year, and (2) the initial equity awards for new directors were changed from 5,000 stock options to $50,000 of restricted common stock to align the initial grant with the then-current annual equity grant practices for directors.

In November 2008, in light of the current ongoing economic downturn in the United States and other economies, the Board reduced the annual cash retainer for Board service from $50,000 to $45,000, and reduced the annual cash Chairman's fee from $200,000 to $180,000.

In January 2009, based on the recommendation of the Compensation Committee, the Board decided to maintain the same director compensation levels in 2009 as the reduced compensation levels in 2008. The Chairman's fee was eliminated because our current Chairman, Mr. Franklin, has served as our President and CEO since January 2009. The Compensation Committee did not engage an outside consulting firm during 2008 for the Committee's 2009 director compensation recommendations to the Board, and the Compensation Committee has not yet determined whether it will engage an outside consulting firm during 2009 for its 2010 director compensation recommendations.

The Board believes this overall compensation level is appropriate to attract and retain top board candidates.

Director Stock Ownership Guidelines

Under our Corporate Governance Principles adopted by the Board, each director is expected to own, at a date no later than three years after election to the Board, shares of our common stock valued at not less than two times the annual cash retainer (or, based on the current annual retainer, stock valued at $90,000). As of December 31, 2008, each director (other than Ms. Puckett, who joined the Board in January 2009) owned at least this amount of Harte-Hanks stock.

2008 Director Compensation for Non-Employee Directors

The following table shows 2008 compensation recognized for financial statement reporting purposes of our non-employee directors. Consequently, the amounts reflected in the "Stock Awards" and "Options Awards" columns below also include compensation expense amounts from awards granted in prior years.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2) (3)	Option Awards ($) (2) (4)	All Other Compensation ($) (5)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)
David L. Copeland	$ 77,917	$48,798	$14,509	$2,100	$143,324
William F. Farley	$ 70,667 (6)	$48,798	$18,119	$2,100	$139,684
Larry D. Franklin (7)	$200,833	$ —	$ —	$ —	$200,833
William K. Gayden	$ 64,667 (8)	$48,798	$14,509	$2,100	$130,074
Christopher M. Harte	$ 73,917 (8)	$48,798	$14,509	$2,100	$139,324
Houston H. Harte	$ —	$ —	$ —	$ —	$ —
Judy C. Odom	$ 71,167	$48,798	$17,970	$2,100	$140,035
Karen A. Puckett (9)	$ —	$ —	$ —	$ —	$ —

(1) Fees were paid in cash, unless otherwise designated.

(2) These amounts in columns (c) and (d) reflect the aggregate compensation expense for financial statement reporting purposes for fiscal 2008 under SFAS 123R, for restricted stock and stock option grants in 2008 and prior years. These amounts do not reflect amounts paid to or realized by the director for fiscal 2008. Assumptions used in the calculation of these amounts are included in note I of our audited financial statements for the fiscal year ended December 31, 2008 included in our Form 10-K.

(3) Each of the independent directors was granted 3,144 shares of restricted stock in 2008 with grant date fair values, computed in accordance with SFAS 123R, of $49,990. Restricted stock awards are granted with no exercise price and vest 100% on the third anniversary of their date of grant.

(4) There were no option awards granted to any of the directors during 2008. Other than Ms. Puckett, each of our independent directors had 13,400 option awards outstanding as of December 31, 2008 based on grants in previous years. While each of these independent directors holds the same number of outstanding options, the dollar award value variances in column (d) are the result of certain of these options (for Mr. Farley and Ms. Odom) having been granted at different dates – the date, respectively, on which each first joined the Board – than the grant dates for the other three independent directors.

(5) Reflects the amount of dividends paid by Harte-Hanks during the year on shares of restricted stock held by each of the directors.

(6) Fees totaling $35,333 were paid in cash and the remaining $35,334 of fees were paid in the form of company stock at the director's election.

(7) In January 2008, based on the recommendation of the Compensation Committee, the Board reduced the amount of the Chairman's fee from $250,000 per year to $200,000 per year. In November 2008, in light of the current ongoing economic downturn in the United States and other economies, the Board reduced the annual cash Chairman's fee from $200,000 to $180,000. During 2008, Mr. Franklin received pension payments and deferred compensation payments arising out of pre-existing compensation arrangements based on his former service as an executive officer of Harte-Hanks. Since January 1, 2009, Mr. Franklin has served as our President and CEO, in addition to remaining Chairman.

(8) All fees were paid in the form of company stock at the director's election.

(9) Ms. Puckett joined the Board in January 2009.

Equity Awards Outstanding at Year End

The following table shows the number of outstanding equity awards held by our non-employee directors as of December 31, 2008.

Name	Number of Outstanding Shares of Restricted Stock (#)	Number of Outstanding Stock Options (#)	Total (#)
David L. Copeland	6,999	13,400	20,399
William F. Farley	6,999	13,400	20,399
Larry D. Franklin	—	303,000 (1)	303,000
William K. Gayden	6,999	13,400	20,399
Christopher M. Harte	6,999	13,400	20,399
Houston H. Harte	—	—	—
Judy C. Odom	6,999	13,400	20,399
Karen A. Puckett (2)	—	—	—

(1) As of December 31, 2008, Mr. Franklin had 303,000 option awards outstanding, all of which were awarded during Mr. Franklin's former service as an executive officer of the Company.

(2) Ms. Puckett joined the Board in January 2009.

AUDIT COMMITTEE AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of the Audit Committee

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing. "Committee", within this Report of the Audit Committee, means the Audit Committee.

The Audit Committee is comprised of three directors. The Board has determined in its business judgment that each Committee member is independent under the standards of director independence established under our Corporate Governance Principles and the NYSE listing requirements, and is also independent under applicable federal securities laws, including Section 10A(m)(3) of the Exchange Act. The Committee has the authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace the company's independent auditors. Each of Messrs. Copeland and Farley is a Committee member that the Board has determined is an audit committee financial expert under applicable federal securities laws.

The Committee acts under a written charter. The functions of the Committee focus primarily on its oversight of:

- The integrity of the company's financial statements, including the financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;
- The qualifications and performance of the company's independent auditors;
- The performance of the company's internal audit function; and
- The company's compliance with legal and regulatory requirements.

The Committee's functions are not intended to duplicate or certify the activities of the company's independent auditors or management, nor can the Committee certify that the company's auditors are independent under applicable federal securities laws and NYSE rules.

The Committee meets with management periodically to consider the scope and adequacy of the company's internal controls and the objectivity of its financial reporting and discusses these matters with the company's independent auditors, the company's internal auditors and appropriate company financial personnel. The Committee also meets privately with the company's independent auditors, KPMG LLP (KPMG), and the company's internal auditors. The company's independent auditors and its internal auditors have unrestricted access to the Committee and can meet with the Committee upon request.

In addition, the Committee reviews the company's financial statements and reports its recommendations to the full Board for approval and to authorize action. It is not the Committee's duty or responsibility to conduct auditing or accounting reviews or procedures. In rendering this report, the Committee has relied, without independent verification, on management's representations that the financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP) and on representations of the company's independent auditors included in their report on the company's financial statements. The Committee's considerations and discussions with management and the independent auditors, however, do not assure that the company's financial statements are presented in accordance with GAAP. Likewise, the Committee's considerations and discussions with management and the independent auditors do not assure that the audit of the company's financial statements has been performed in accordance with U.S. generally accepted auditing standards, or that the company's independent auditors are in fact independent.

Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with GAAP and for the report on the company's internal control over financial reporting. The company's independent auditors are responsible for auditing those financial statements and expressing an opinion as to their conformity with GAAP and for attesting to management's report on the company's internal control over financial reporting. The Committee's responsibility is to oversee and review the financial reporting process and to review and discuss management's report on the company's internal control over financial reporting.

The Committee held 11 meetings during 2008. The meetings were designed, among other things, to facilitate and encourage communication among the Committee, management, the internal auditors and KPMG. The Committee discussed with the company's internal auditors and KPMG the overall scope and plans for their respective audits. In addition, the Committee reviewed the audited consolidated financial statements for the 2008 fiscal year and met and held discussions with management and the company's independent auditors to discuss those financial statements and the audit related thereto.

The Committee reviewed and discussed (i) the company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002, including the Public Company Accounting Oversight Board's (PCAOB) Auditing Standard No. 5 regarding the audit of internal control over financial reporting, (ii) the company's guidelines, policies and procedures for financial risk assessment and management and the major financial risk exposures of the company and its business units, as appropriate, (iii) the audited consolidated financial statements for the fiscal year ended December 31, 2008 with management, the internal auditors and KPMG, and (iv) with management, the internal auditors and KPMG management's annual report on the company's internal control over financial reporting and KPMG's audit report.

The Committee discussed with management, the internal auditors and KPMG the processes supporting certifications by the company's Chief Executive Officer and Chief Financial Officer that are required by the Sarbanes-Oxley Act of 2002 to accompany the company's periodic filings with the SEC. In addition, the Committee discussed with management, the internal auditors and KPMG the processes supporting management's annual report on the company's internal controls over financial reporting. The Committee met with the internal auditors and KPMG, with and without management present, to discuss the results of their examinations and their evaluations of the company's internal controls.

The Committee discussed with KPMG matters that independent accounting firms must discuss with audit committees. The Committee's discussions included U.S. generally accepted auditing standards and standards of the PCAOB, including, among other things, matters related to the conduct of the audit of the company's consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 114 (Communication with Audit Committees).

KPMG provided to the Committee the written disclosures and the letter provided by applicable requirements of the PCAOB and represented that it is independent from the company. The Committee discussed with KPMG its independence from the company. When considering KPMG's independence, the Committee reviewed the services KPMG provided to the company that were not in connection with its audit of the company's consolidated financial statements. These services included reviews of the company's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q. The Committee also reviewed the audit, audit-related and tax services performed by, and the amount of fees paid for such services to, KPMG. In addition, when considering KPMG's independence, the Committee considered any fees received by the company from KPMG.

Based on these activities, the Committee recommended to the Board that the company's audited consolidated financial statements for the fiscal year ended December 31, 2008 be included in the company's Annual Report on Form 10-K. The Committee also has selected KPMG as the company's independent auditors for the fiscal year ended December 31, 2009.

Audit Committee
David L. Copeland, Chairman
William F. Farley
Christopher M. Harte

Independent Auditors

Representatives of KPMG LLP, who were our independent auditors for the year 2008, are expected to be present at the 2009 annual meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. KPMG has been selected as the company's independent auditors for the fiscal year ended December 31, 2009.

Independent Auditor Fees and Services

The following table sets forth the aggregate fees billed by KPMG or fees payable for professional services in or related to 2007 and 2008.

	2007	2008
Audit Fees (1)	$1,067,815	$ 926,250
Audit Related Fees (2)	$ 103,660	$ 90,865
Tax Fees (3)	$ 33,565	$ 33,570
All Other Fees	—	—
Total	$1,205,040	$1,050,685

(1) Fees for the annual financial statement audit, quarterly financial statement reviews and audit of internal control over financial reporting.

(2) Includes fees for assurance and related services other than those included in Audit Fees. Includes charges for statutory audits of certain of the company's foreign subsidiaries required by countries in which they are domiciled in 2008 and 2007.

(3) Fees for tax services and matters principally relating to the company's foreign operations.

Pre-Approval for Non-Audit Services

Pursuant to its charter, the Audit Committee preapproves permitted non-audit services to be performed for Harte-Hanks by its independent auditors. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

PROPOSAL I

ELECTION OF DIRECTORS

Election of Class I Directors

The current number of members of our Board is eight. Our Board is divided into three classes, each of which serves for a three-year term. One class of directors is elected each year at the annual meeting of stockholders. The current term of our Class I directors will expire at the 2009 annual meeting. The Class I directors elected in 2009 will serve for a term of three years, which expires at the annual meeting of stockholders in 2012 or when their successors are duly elected and qualified.

The nominees for Class I directors are (1) David Copeland and (2) Christopher Harte, each of whom is a current member of our Board. Each of the nominees has indicated his willingness to serve as a member of the Board if elected. If, however, a nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the Board may recommend, or the Board may reduce the number of directors to eliminate the vacancy, and if any director is unable to serve his or her full term, the Board may by resolution provide for a lesser number of directors or by a majority vote of the directors then in office may designate a substitute.

Information with respect to the nominees is set forth in the section of this proxy statement entitled "Directors and Executive Officers." We believe that our directors and officers intend to vote their shares **FOR** each of the Class I director nominees.

Board Recommendation on Proposal

The Board of Directors unanimously recommends a vote **FOR** the election of each of the Class I director nominees named above. The management proxy holders will vote all duly submitted proxies **FOR** election unless duly instructed otherwise.

PROPOSAL II

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

Description of Proposal

In accordance with its charter, the Audit Committee has selected KPMG LLP as Harte-Hanks' independent auditors to audit our consolidated financial statements for fiscal 2009 and to render other services required of them. The Board is submitting the appointment of KPMG LLP for ratification at the annual stockholders meeting. Representatives of KPMG LLP are expected to be present at the meeting with the opportunity to make a statement if they so desire and to be available to respond to appropriate questions.

The submission of this matter for approval by stockholders is not legally required; however, the Board and its Audit Committee believe that such submission is consistent with best practices in corporate governance and is an opportunity for stockholders to provide direct feedback to the Board and its Audit Committee on an important issue of corporate governance. If the stockholders do not approve the selection of KPMG LLP, the Audit Committee will reconsider the selection of such firm as independent auditors, although the results of the vote are not binding on the Audit Committee.

The Audit Committee has the sole authority and responsibility to retain, evaluate, and, where appropriate, replace the independent auditors. Ratification by the stockholders of the appointment of KPMG LLP does not limit the authority of the Audit Committee to direct the appointment of new independent auditors at any time during the year or thereafter.

We believe that our directors and officers intend to vote their shares **FOR** this proposal.

Board Recommendation on Proposal

The Board of Directors unanimously recommends a vote **FOR** ratification of the appointment of KPMG LLP as Harte-Hanks' independent auditors for fiscal 2009. The management proxy holders will vote all duly submitted proxies **FOR** ratification unless duly instructed otherwise.

PROPOSAL III

APPROVAL AND ADOPTION OF AMENDMENT TO 2005 OMNIBUS INCENTIVE PLAN TO INCREASE AUTHORIZED SHARES

Description of Proposal

In May 2005, we adopted the 2005 Plan, a stockholder approved plan, pursuant to which we may issue various equity securities to employees, directors and consultants selected for participation. The 2005 Plan forms the basis of our long-term incentive plan. Under the 2005 Plan, we have awarded stock options, restricted stock and performance-based restricted stock units. Please refer to the Grants of Plan Based Awards table above for a description of these types of equity awards under the 2005 Plan. The 2005 Plan also forms the basis for our annual cash incentive plan for Section 162(m) executives.

In January 2009, our Board, based on the recommendation of our Compensation Committee, determined that it is in the best interests of Harte-Hanks to amend the 2005 Plan, subject to stockholder approval, to increase the number of shares of common stock available under the 2005 Plan by an additional 4,600,000 shares. Accordingly, this Proposal III seeks approval of an amendment (Amendment) to the 2005 Plan to increase the maximum total number of shares of common stock that we may issue by 4,600,000 from 4,570,000 to 9,170,000 shares. The proposed form of Amendment to the 2005 Plan is included as Annex A to this proxy statement. The Amendment will not become effective unless approved by our stockholders.

The following table illustrates the impact of the Amendment on the number of shares available for future awards under the 2005 Plan, as of March 2, 2009:

Shares Available for Future Awards Under 2005 Plan (1)

Shares Originally Authorized for Issuance Under 2005 Plan	Remaining Shares Available Prior to Approval of Amendment (As of March 2, 2009)	Remaining Shares Available Assuming Approval of Amendment (As of March 2, 2009)
4,570,000	200,162	4,800,162

(1) Number of shares is subject to adjustment and calculation as provided by the 2005 Plan.

The purpose of the increase in authorized shares is to secure adequate shares to fund expected awards under our long-term incentive program through approximately the annual award in early 2012, after which we currently expect to need to seek stockholder approval for additional shares. Our equity compensation practices and amounts are reviewed regularly by our Compensation Committee and Board, and may change over time based on a variety of factors, including the market value of our common stock. Accordingly, we may need to seek stockholder approval of additional shares prior to the 2012 annual stockholders meeting, or we may not need to seek such stockholder approval until a subsequent year.

The Board believes that the requested additional authorized shares represent a reasonable amount of potential equity dilution over time and will allow Harte-Hanks to continue awarding equity incentives, which are a significant component of our overall compensation program. The following two tables illustrate (1) as of March 2, 2009, the potential impact of the additional shares provided by the Amendment on equity dilution and equity overhang, as defined in the first table, and (2) historical annual burn rate information for 2008, 2007 and 2006, as defined in the second table:

Potential Equity Impact of Amendment

(As of March 2, 2009)

Row	Equity Data	Before Amendment	After Amendment
A	# Shares Available for Future Awards Under Equity Compensation Plan (1)	200,162 shares	4,800,162 shares
B	# Shares Issuable Upon Exercise of Outstanding Options and Vesting of Outstanding Restricted Stock and Performance Restricted Stock Units (2)	7,951,811 shares(3)	7,951,811 shares(3)
C	Total # Shares (A + B)	8,151,973 shares	12,751,973 shares
D	# Basic Common Shares Outstanding	63,568,000 shares	63,568,000 shares
E	Equity Dilution: Row A as % of Row D	0.31%	7.55%
F	Equity Overhang: Row C as % of (Row D + Row C)	11.37%	16.71%

(1) We currently have one equity compensation plan pursuant to which future awards or shares of common stock may be issued — the 2005 Plan. The 1994 Employee Stock Purchase Plan was terminated effective March 31, 2009. At March 2, 2009, we had 1,855,651 shares available for future awards under our Employee Stock Purchase Plan. Because the Employee Stock Purchase Plan has been terminated, those shares are not reflected in this table. Shares available for issuance under the 2005 Plan may be issued pursuant to stock options, restricted common stock, performance restricted stock units, common stock, stock appreciation rights or other awards that may be established pursuant to the 2005 Plan.

(2) Includes awards outstanding as of March 2, 2009 under the 2005 Plan (stock options, restricted common stock and performance restricted stock units) and 1991 Plan (stock options).

(3) Approximately 46% of these shares are from prior 1991 Plan options, which have a weighted average exercise price of $19.80 per share. On March 2, 2009, the closing price of our common stock on the NYSE was $5.20 per share. No additional options will be granted under the 1991 Plan.

3-Year Historical Burn Rate

Fiscal Year (A)	Options Granted (B)	Full Value Awards Granted (Restricted Stock and Performance Restricted Stock Units) (C)	Weighted Average Common Shares Outstanding (D)	Burn Rate (1) (E)
2008	1,083,550	96,605	63,933,000	1.85%
2007	1,028,125	130,484	72,524,000	1.60%
2006	808,875	130,799	79,049,000	1.19%
		Average 3-Year Burn Rate		1.55%

(1) Calculated as the sum of columns (B) + (C), as a percentage of column (D).

We believe that our directors and officers intend to vote their shares **FOR** this proposal.

Board Recommendation on Proposal

The Board of Directors unanimously recommends a vote **FOR** the adoption and approval of the Amendment to the 2005 Plan. The management proxy holders will vote all duly submitted proxies **FOR** adoption and approval of the Amendment unless duly instructed otherwise. All members of the Board are eligible for awards under the 2005 Plan and thus have a personal interest in the approval of the Amendment.

Description of Existing 2005 Plan

The following is a description of the principal features of the existing 2005 Plan and does not reflect approval of the Amendment. This description is qualified in its entirety by reference to the full text of the 2005 Plan, as amended and restated effective February 13, 2009, which can be found by reference to Exhibit 10.1 to Harte-Hanks' Form 8-K, dated February 13, 2009, and is incorporated by reference herein. Capitalized terms used in this description, but not otherwise defined, have the meanings given to them in the 2005 Plan.

General

Purposes. The principal purposes of the 2005 Plan include creating a plan that allows the Board or its designee to:

- provide employees, directors and consultants selected for participation (Participants) with added incentives to continue in service to Harte-Hanks,
- create in Participants a more direct interest in the future success of the operations of Harte-Hanks by relating incentive compensation to the achievement of long-term corporate economic objectives, and
- attract, retain and motivate Participants by providing them an equity investment in Harte-Hanks.

Types of Awards. Under the 2005 Plan, several types of awards (Awards) can be made including: non-qualified stock options and incentive stock options (collectively, Stock Options), stock appreciation rights (SARs), restricted stock, restricted stock units, Common Stock, performance-based grants payable in cash or any of the above-listed equity Awards, or any other Award established pursuant to the 2005 Plan that may be granted under the 2005 Plan.

- Stock Options: rights to purchase a specified number of shares of Common Stock at a specified price for a given term. Stock Options may be: (a) incentive stock options (ISOs), which are intended to meet the requirements of Section 422 of the Code, and as such, offer certain beneficial tax treatment to Participants as described below; and (b) non-qualified stock options, which do not meet the requirements of Section 422 of the Code.
- Stock Appreciation Rights: rights to receive payment from Harte-Hanks equal to the difference between the Fair Market Value of one or more shares of Common Stock and the exercise price of the SAR. If awarded, SARs will be paid out in shares of Common Stock.
- Restricted Stock: grants of Common Stock that are subject to substantial risk of forfeiture until certain conditions or restrictions on vesting or transferability lapse.
- Restricted Stock Units: rights to receive payment on a future date from Harte-Hanks for the value of Common Stock in the form of Common Stock or cash.
- Director Common Stock: grants of Common Stock to non-employee directors in lieu of cash compensation.

- Dividend Equivalents: rights to receive the equivalent value (in cash or Common Stock) of dividends paid on Common Stock.
- Performance Award: grants payable in cash, Common Stock or another form of Award based upon the achievement of specified performance targets.
- Common Stock: grants of Common Stock that are not subject to transfer or forfeiture restrictions.

Administration. The 2005 Plan may be administered by the Board or a committee of the Board. The Compensation Committee, comprised entirely of non-employee directors, administers the 2005 Plan. The Compensation Committee has broad powers to administer and interpret the 2005 Plan, including the authority to select the Participants, determine the amount and type of Awards to Participants, prescribe terms and conditions not otherwise specified by the 2005 Plan for each Award, and amend or modify the terms and conditions of any Award, including accelerating vesting and waiving forfeiture restrictions. The Board must administer the 2005 Plan with respect to any Awards to non-employee directors. The Compensation Committee may delegate some of its authority to one or more members of the Compensation Committee or officers of Harte-Hanks, Inc. The Compensation Committee has delegated to our President and CEO limited Stock Option grant authority for non-officer new hires and promotions. This delegation does not apply to any of our executive officers. Additionally, the Board has the right to terminate the 2005 Plan before its termination date. However, none of the above actions may adversely affect the rights or obligations of any Participant's outstanding Awards without that particular Participant's consent.

No Repricing. Neither the Compensation Committee nor the Board has the authority to take any action that would constitute a repricing of Stock Options.

Eligibility and Participation. At its discretion, the Compensation Committee may grant Awards to employees, non-employee directors and consultants of Harte-Hanks, Inc. and its subsidiaries. As of December 31, 2008, we employed approximately 5,900 full-time employees and 400 part-time employees, and had seven members on our Board of Directors. In connection with the February 2009 annual grants under the 2005 Plan, the Compensation Committee awarded Stock Options to 229 employees and shares of Restricted Stock to each of our six current independent directors. Because future grants of Awards under the 2005 Plan are subject to the discretion of the Board or Compensation Committee or to the discretion of our President and CEO for Awards included within his limited delegation, the amount and terms of future Awards to particular participants or groups of participants are not determinable at this time. No Awards have been previously granted that are contingent on the approval of the proposed Amendment to the 2005 Plan.

The following table shows Awards during 2008 under our 2005 Plan to (1) each of our named executive officers, (2) all of our current executive officers as a group, (3) all of our current non-employee directors as a group, and (4) all of our current non-executive officer employees as a group. The proposed Amendment to the 2005 Plan would not have impacted these amounts had the Amendment been in place during fiscal 2008, because there were sufficient remaining authorized shares already available in 2008 for these Awards prior to the Amendment.

Individual or Group (1)	Number of Options Awarded in 2008	Grant Date Fair Value of Options ($) (2)	Numbers of Shares of Restricted Stock Awarded in 2008	Grant Date Fair Value of Restricted Stock ($) (2)
Hochhauser (Former CEO) (3)	—	—	—	—
Blythe (Former President & CEO) (4)	100,000	$ 408,370	7,125	$113,288
Shepard (Executive Vice President and Chief Financial Officer)	15,000	$ 61,256	—	—
Gorman (Executive Vice President and President, Shoppers)	45,000	$ 183,767	4,000	$ 63,600
Skidmore (Executive Vice President and President, Direct Marketing)	45,000	$ 183,767	4,000	$ 63,600
Pechersky (Senior Vice President, General Counsel and Secretary)	25,000	$ 102,093	2,500	$ 39,750
Current Executive Officers (as a group)	145,000	$ 592,137	11,750	$186,825
Current Non-Employee Directors (as a group)	—	—	15,720	$249,948
Current Non-Executive Employees (as a group)	753,550	$3,077,272	58,242	$926,048

(1) In addition to Stock Options and shares of Restricted Stock, the Committee also awarded shares of performance-based Restricted Stock Units to our executives in 2008. However, as of December 31, 2008, none of the performance goals associated with any outstanding performance-based Restricted Stock Units are expected to be achieved, which would result in no shares vesting. Accordingly, these Restricted Stock Units are not reflected in this table.

(2) The amounts shown represent the full grant date fair value of the Stock Options and Restricted Stock Awards calculated in accordance with SFAS 123R. For a discussion of valuation assumptions, see note I of our audited financial statements for the fiscal year ended December 31, 2008 included in our Form 10-K.

(3) As a result of Mr. Hochhauser's retirement in February 2008, he did not receive any Awards under the 2005 Plan during 2008.

(4) As a result of Mr. Blythe's departure at year-end 2008, all of his previously awarded Restricted Stock, performance-based Restricted Stock Units, and unvested 2005 Plan Options were forfeited or lapsed upon the end of his employment term. Mr. Blythe's vested 2005 Plan Options remained exercisable for 90 days after the end of his employment term, to the extent vested at the end of his employment term.

For additional information about previous Awards under the 2005 Plan, including Awards to our named executive officers and our directors, please refer to (1) the sections above in this proxy statement entitled, "Executive Compensation," and "Director Compensation," and (2) note I (Stock-Based Compensation) of our audited financial statements for the fiscal year ended December 31, 2008 included in our Form 10-K.

Calculation of Shares Granted and Available for Grant. Shares of Common Stock that are issued pursuant to the grant or exercise of Awards will reduce the number of shares remaining available for future issuance under the 2005 Plan. If an Award granted under the 2005 Plan expires or is terminated or forfeited, the shares underlying the Award will again be available for grant under the 2005 Plan. In addition, to the extent shares of Common Stock are used to pay the exercise price of any Stock Options or to satisfy tax withholding obligations, an equal number of shares will become available for issuance under the 2005 Plan. Prior to the increase in authorized shares provided by the proposed Amendment to the 2005 Plan, the 2005 Plan has reserved 4,570,000 shares of Common Stock for issuance. The maximum number of shares of Common Stock reserved for issuance under the 2005 Plan may be increased by approval of the Board and the stockholders.

Fair Market Value. For purposes of the 2005 Plan, the Fair Market Value of a share of Common Stock is equal to the closing price on the NYSE of a share of Common Stock on the last trading day prior to the date in question, except that for same-day sales of Stock Options, the Fair Market Value of the Common Stock at the time of exercise will be the price at which the Common Stock is sold. The closing price of the Common Stock on the NYSE on March 2, 2009 was $5.20 per share.

Term, Amendment and Termination of the 2005 Plan. The 2005 Plan will expire 10 years from the date it was approved by our stockholders at the 2005 annual meeting, unless terminated by the Board before that date. Any Awards outstanding on that date will continue to remain outstanding in accordance with their respective terms. The 2005 Plan may be amended or discontinued by the Board at any time, unless stockholder approval is required or desirable under applicable law or regulation.

Transferability. Except as otherwise approved by the Compensation Committee or under a qualified domestic relations order from a court, no Award is assignable or transferable during the lifetime of the Participant, either voluntarily or involuntarily. In the event of a Participant's death, his or her rights and interests in an Award will be transferable by testamentary will or the laws of descent or distribution.

Stock Options and Stock Appreciation Rights

Grants. The Compensation Committee establishes the number of shares and the terms, including any applicable vesting periods, underlying Stock Options and SARs. The term of Stock Options may not exceed 10 years, and in certain circumstances for ISOs, the term may be limited to five years. The exercise price for Stock Options and SARs cannot be less than the Fair Market Value on the date of grant, but the Compensation Committee may establish an exercise price higher than the Fair Market Value.

Payment of Exercise Price. Payment for shares purchased upon exercise of a Stock Option must be made in full at the time of purchase. Payment may be made in cash, check, or other shares of Common Stock (with some restrictions). With the approval of Harte-Hanks, payment may also be made by broker-assisted same-day sales or by Harte-Hanks withholding enough Common Stock otherwise deliverable upon exercise to pay the exercise price (the value of the Common Stock being determined on the date of exercise). Upon exercising a Stock Option, a Participant must also pay any required tax withholding. Such tax withholding may be satisfied in cash or shares of Common Stock, as determined by Harte-Hanks.

Termination of Service. The vesting of Stock Options and SARs ends on the date service to Harte-Hanks ends. Generally, Participants have 90 days after termination to exercise vested Stock Options and vested SARs. If the termination is due to death or disability, the exercise period is typically extended to one year. If the Participant is terminated for cause or is in material breach of a legal obligation to Harte-Hanks, the exercise period for Stock Options and SARs ends on the date of termination. Different vesting and exercise periods may apply if approved by the Compensation Committee or are provided for in a written agreement between the Participant and Harte-Hanks.

Restricted Stock and Restricted Stock Units

Grants. The Compensation Committee establishes the number of shares and the terms, including any applicable vesting schedule, for Restricted Stock Awards and Restricted Stock Units. A Restricted Stock Award is issued as Common Stock that has voting and dividend rights, but is subject to forfeiture and transfer restrictions. Restricted Stock Units do not have voting or dividend rights, are not considered Common Stock issued and outstanding, and upon vesting may be paid out in Common Stock or cash as determined by the Compensation Committee.

Termination of Service. Generally, a Participant forfeits all unvested Restricted Stock Awards and Restricted Stock Units on the day of termination. Different forfeiture terms may apply if approved by the Compensation Committee or are provided for in a written agreement between the Participant and Harte-Hanks.

Performance Awards

A Performance Award entitles the Participant to a payout based upon achievement of certain performance criteria. The Compensation Committee establishes the exact performance criteria and the performance period applicable to the Performance Award. The Compensation Committee also determines whether the payout will be in cash, an equity-based Award or some combination of cash and equity Awards. Performance criteria include a number of measurable criteria that can be tied to the success of Harte-Hanks, including, but not limited to, net order dollars, net profit dollars, net profit growth, net revenue dollars, revenue growth, total stockholder return, cash flow, earnings or earnings per share, growth in earnings or earnings per share, return on equity or average stockholders' equity, stock price, return on capital, return on assets or net assets, return on investment, revenue, income or net income, operating income or net operating income, operating profit or net operating profit, operating margin, return on operating revenue, market share, overhead or other expense reduction, credit rating, strategic plan development and implementation, succession plan development and implementation, customer satisfaction indicators, and/or employee metrics. These criteria may be measured on an absolute basis or relative to a peer group or index and can be measured at the corporate or business unit level.

Director Common Stock

Under the 2005 Plan, non-employee directors may elect to receive all or a portion of their annual retainer and meeting fees in shares of Common Stock. The number of shares is determined by dividing: (a) the dollar amount of the portion of the retainer and meeting fees for the fiscal quarter that is to be paid in shares by (b) the Fair Market Value of one share of Common Stock as of the last day of such fiscal quarter, rounded up to the next full number of shares. Directors may elect to receive their compensation in Common Stock for a fiscal year period.

Other Awards

The Compensation Committee may also, under the 2005 Plan, grant equity-based Awards in lieu of cash bonus payments to Participants. The determination of the number of shares of Common Stock or other Awards that would be issued as a bonus payment will be determined using a reasonable valuation method selected by the Compensation Committee. The Compensation Committee may choose to grant Dividend Equivalents in conjunction with the grants of Awards. Dividend Equivalents on these Awards will be converted to cash or additional shares at such time and by such formula as the Compensation Committee determines. Participants holding Restricted Stock, Common Stock equivalents, and Common Stock grants have the same dividend rights as other holders of Common Stock. The Compensation Committee, in its sole discretion, may establish other incentive compensation arrangements under the 2005 Plan pursuant to which Participants may acquire shares of Common Stock.

Certain Federal Income Tax Consequences

The following description of U.S. federal income tax consequences to U.S. Participants and Harte-Hanks is based upon current statutes, regulations and interpretations and is subject to change. The description is not intended to be exhaustive and does not include foreign, state or local income tax consequences.

Incentive Stock Options. A Participant who receives an ISO will not recognize any taxable income at the time of grant of the ISO. The exercise of an ISO will not result in any federal income tax consequences to the Participant, except that a certain amount will be an adjustment item for alternative minimum tax purposes. In the event of a disposition of stock acquired upon the exercise of an ISO, the federal income tax consequences depend upon how long the Participant has held the shares. If the Participant does not dispose of the shares until the later of two years following the date of grant or one year following the date of exercise, the Participant will recognize a long-term capital gain or loss upon subsequent disposition of the stock. The amount of the long-term capital gain or loss will be equal to the difference between: (a) the amount realized on the disposition of the shares, and (b) the exercise price at which shares were acquired. If the Participant does not satisfy the foregoing holding-period requirements, the Participant will be required to report as ordinary income, in the year of disposition, an amount equal to the excess of: (a) the Fair Market Value of the shares at the time of exercise of the ISO or, if less, the amount realized on the disposition of such shares, over (b) the exercise price for the shares.

Non-Qualified Stock Options. A Participant who receives non-qualified stock options will not recognize any taxable income at the time of grant. Upon exercise of the non-qualified stock options, a Participant will recognize ordinary income in an amount equal to the excess of: (a) the Fair Market Value of the shares at the time of exercise over (b) the exercise price for the shares. In the case of Participants who are employees of Harte-Hanks, any ordinary income so recognized will be considered wages subject to applicable tax withholding.

Other Awards; Section 409A. Awards of SARs, Restricted Stock Units, certain other Awards and Dividend Equivalents may, in some cases, result in the deferral of compensation that is subject to the requirements of Section 409A of the Code. Generally, to the extent that deferrals of these Awards fail to meet certain requirements under Section 409A, such Awards will be subject to immediate taxation and tax penalties in the year they vest unless the requirements of Section 409A are met. It is the intent of Harte-Hanks that Awards under the 2005 Plan will be structured and administered in a manner that complies with the requirements of Section 409A. Unless provided otherwise by the Award Agreement, Awards subject to Section 409A will be paid in a lump sum as soon as practical, but, at Harte-Hanks discretion, not later than March 15 of the year following the calendar year in which they are no longer subject to a "substantial risk of forfeiture" (as defined in Section 409A) (Applicable Period). To the extent that an Award is not paid within the Applicable Period but is paid by December 31 of the calendar year which includes the Applicable Period, then it is intended that such payment shall be treated as made at a "specified time" for purposes of complying with Section 409A. To the extent that Harte-Hanks desires to grant an Award which constitutes deferred compensation, the time and form of payment for such Award shall be governed by the Award Agreement. Notwithstanding anything to the contrary in the 2005 Plan, if a Participant constitutes a "specified employee" (as defined in Section 409A), to the extent any payment under the 2005 Plan constitutes deferred compensation (after taking into account any applicable exemptions from Section 409A), and to the extent required by Section 409A, no payments due under the 2005 Plan as a result of the Participant's "separation from service" (as defined in Section 409A) may be made until the earlier of: (i) the first day following the sixth month anniversary of the Participant's separation from service, or (ii) the Participant's date of death; provided, however, that any payments delayed during this six-month period shall be paid in the aggregate in a lump sum as soon as administratively practicable following the sixth month anniversary of the Participant's separation from service. For purposes of Section 409A, each "payment" (as defined by Section 409A) made under the 2005 Plan shall be considered a "separate payment."

Deductions for Harte-Hanks. Subject to the deduction limitation under Section 162(m) of the Code, Harte-Hanks generally will be entitled to a compensation expense deduction in the same amount as any ordinary income recognized by a Participant in connection with the grant, vesting, exercise or payout of Stock Options.

THE FOREGOING SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES UPON THE PARTICIPANTS IN THE 2005 PLAN CONTAINED IN THIS PROXY STATEMENT DOES NOT PURPORT TO BE COMPLETE.

Section 162(m) Limitations

Section 162(m) generally disallows a tax deduction to public companies for compensation in excess of $1,000,000 paid to certain senior executive officers. Certain performance-based compensation is exempt from the deduction limit if it meets the requirements of Section 162(m). One of these requirements is that there is a limit to the number of shares granted to any one individual in a given fiscal year. Accordingly, the 2005 Plan has a limit of 1,500,000 shares subject to equity Awards that can be granted to any individual per fiscal year. The maximum amount payable for a performance-based cash award in any fiscal year may not exceed $2,500,000 or 200% of annual base salary. As a stockholder approved plan, any Awards granted under the 2005 Plan may qualify for deductibility to the extent that the compensation is recognized by the Participant as ordinary income and provided that the Awards meet the Section 162(m) performance-based requirements.

Change in Capital Structure; Change in Control

As is common in plans of this nature, if Harte-Hanks declares a stock split or dividend, or if there is another change in Harte-Hanks capital structure that would result in the increase or decrease of the benefits under the 2005 Plan, then the Board shall direct the Compensation Committee to, in such a manner as it determines is equitable, proportionally adjust: (a) the number of shares then available for grant; (b) the number of shares subject to outstanding Awards; and (c) the exercise prices of outstanding Awards. No adjustment may be made if it results in a repricing of a Stock Option or SAR.

Except to the extent otherwise provided in any agreement between Harte-Hanks and a Participant, upon a Change of Control, the Board, in its discretion and on terms it deems appropriate, with respect to any Award, may:

- cancel the Award in exchange for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Participant's rights had such Award been currently exercisable or payable or fully vested (including an amount equal to zero for Awards with respect to which no cash could have been so attained or realized);
- provide that the Award cannot vest, be exercised or become payable after such event;
- provide that such Award shall be vested, exercisable and nonforfeitable as to all shares covered thereby, and that all restrictions with respect thereto shall lapse, notwithstanding anything to the contrary in the 2005 Plan or an Award Agreement;
- provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; and
- make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock, Restricted Stock Units, and in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards that may be granted in the future; provided that no such adjustment shall be effected if it results in a repricing of a Stock Option or SAR.

PROPOSAL IV

162(m) RE-APPROVAL OF CURRENT PERFORMANCE GOAL UNDER 2005 OMNIBUS INCENTIVE PLAN

Description of Proposal

Section 162(m) of the Code prevents public companies from taking a tax deduction for non-performance-based compensation in excess of $1 million in any fiscal year paid to certain senior executive officers. Certain performance-based compensation is exempt from the deduction limit if it meets the requirements of Section 162(m). The 2005 Plan is intended to permit awards granted thereunder to qualify for deductibility to the extent that the compensation is recognized by the Participant as ordinary income and provided that the awards meet the Section 162(m) performance-based requirements. One of these requirements under Section 162(m) is that the material terms of the performance goal under which the compensation is to be paid must be re-approved by our stockholders no later than the first stockholders meeting that occurs in the fifth year following the year in which stockholders previously approved the performance goal. For purposes of Section 162(m), the material terms include the employees eligible to receive compensation, a description of the business criteria on which the performance goal is based, and either the maximum amount of compensation that could be paid to any employee or the formula used to calculate the amount of compensation to be paid to the employee if the performance goal is attained.

Our stockholders previously approved and adopted the 2005 Plan, including the material terms of the performance goal contained within the 2005 Plan, at our May 2005 annual meeting. This Proposal IV does not seek any amendment of the existing performance goal contained within the 2005 Plan. Rather, this Proposal IV is being presented to stockholders solely to comply with the periodic re-approval requirements of Section 162(m) described above.

The following discussion is qualified in its entirety by reference to the full text of the 2005 Plan, as amended and restated effective February 13, 2009, which can be found by reference to Exhibit 10.1 to Harte-Hanks' Form 8-K, dated February 13, 2009, and is incorporated by reference herein. Under the 2005 Plan, we may issue to Participants performance-based awards, which entitle the Participant to a cash and/or equity payout based upon achievement of certain performance criteria. The Compensation Committee establishes the exact performance criteria and the performance period applicable to a performance-based award. The Compensation Committee also determines whether the payout will be in cash, an equity-based award or some combination of cash and equity awards. Performance criteria under the 2005 Plan include a number of measurable criteria that can be tied to the success of Harte-Hanks, including, but not limited to:

- net order dollars,
- net profit dollars,
- net profit growth,
- net revenue dollars,
- revenue growth,
- total stockholder return,
- cash flow,
- earnings or earnings per share,
- growth in earnings or earnings per share,
- return on equity or average stockholder's equity,
- stock price,
- return on capital,
- return on assets or net assets,
- return on investment,
- revenue,
- income or net income,
- operating income or net operating income,
- operating profit or net operating profit,
- operating margin,
- return on operating revenue,
- market share,
- overhead or other expense reduction,
- credit rating,
- strategic plan development and implementation,
- succession plan development and implementation,
- customer satisfaction indicators, and/or
- employee metrics.

These criteria may be measured on an absolute basis or relative to a peer group or index and can be measured at the corporate or business unit level. Under the 2005 Plan, our Compensation Committee is authorized to make adjustments in the method of calculating attainment of performance criteria in recognition of: (a) extraordinary or non-recurring items, (b) changes in tax laws, (c) changes in generally accepted accounting principles or changes in accounting policies, (d) charges related to restructured or discontinued operations, (e) restatement of prior period financial results, and (f) any other unusual, non-recurring gain or loss that is separately identified and quantified in our financial statements.

The section above in this proxy statement under Proposal III entitled, "Description of Existing 2005 Plan," is incorporated in this Proposal IV by reference and provides additional information about the 2005 Plan, including employees eligible to receive awards under the 2005 Plan, a description of the business criteria that may be applied to performance-based awards and the maximum equity and cash awards that could be paid to an employee.

If our stockholders do not approve this Proposal IV, we may be required to seek approval again at our 2010 annual stockholders meeting and, if not obtained at that meeting, future awards under the 2005 Plan may no longer satisfy the requirements of Section 162(m) and may no longer be eligible for deductibility by our company.

We believe that our directors and officers intend to vote their shares **FOR** this proposal.

Board Recommendation on Proposal

The Board of Directors unanimously recommends a vote **FOR** approval by our stockholders of the material terms of the current performance goal set forth within the Harte-Hanks, Inc. 2005 Omnibus Incentive Plan, in accordance with the periodic re-approval requirements of Internal Revenue Code Section 162(m). The management proxy holders will vote all duly submitted proxies **FOR** approval by our stockholders of this proposal unless duly instructed otherwise. All members of the Board are eligible for awards under the 2005 Plan and thus have a personal interest in the approval.

OTHER BUSINESS

The Board is not aware of any matter to be presented for action at the annual meeting other than the matters set forth above. Should any other matter requiring a vote of stockholders properly arise, the proxies in the enclosed form confer upon the person or persons entitled to vote the shares represented by such proxies discretionary authority to vote the same in accordance with their best judgment in the interest of the company.

PROPOSALS FOR 2010 ANNUAL MEETING OF STOCKHOLDERS

There are two different deadlines for the submission of stockholder proposals. Stockholder proposals that are being submitted for inclusion in our proxy statement and form of proxy for our 2010 annual meeting must be received by us at our principal executive offices on or before December 11, 2009. Such proposals when submitted must be in full compliance with applicable laws, including Rule 14a-8 of the Exchange Act, and our bylaws.

Under our bylaws, stockholder proposals that are being submitted other than for inclusion in the proxy statement and form of proxy for our 2010 annual meeting must be received at our principal executive offices no earlier than February 11, 2010 and no later than March 12, 2010. Such proposals when submitted must be in full compliance with applicable law and our bylaws.

ANNEX A

PROPOSED FORM OF AMENDMENT TO 2005 OMNIBUS INCENTIVE PLAN TO INCREASE AUTHORIZED SHARES

(SEE PROPOSAL III)

PROPOSED FORM OF AMENDMENT TO HARTE-HANKS, INC.
2005 OMNIBUS INCENTIVE PLAN

This Amendment (this "Amendment") to the Harte-Hanks, Inc. (the "Company") 2005 Omnibus Incentive Plan, as amended and restated (the "Plan"), is entered into and effective as of May 12, 2009.

WHEREAS, the Company adopted the Plan in May 2005;

WHEREAS, effective January 1, 2008, the Company amended and restated the Plan to incorporate the requirements of Internal Revenue Code Section 409A and related regulations, and effective February 13, 2009, the Company amended and restated the Plan to delete the references in Article XVII (Change in Capital Structure; Change of Control) to a "Potential Change of Control," including deleting the definition of a Potential Change of Control in former Section 17.5;

WHEREAS, on January 29, 2009, the Company's Board of Directors determined that it is in the best interests of the Company to amend the Plan to increase the number of shares of Company common stock available under the Plan by an additional 4,600,000 shares and the Board recommended stockholder approval of an amendment to the Plan reflecting this change;

WHEREAS, 4,570,000 shares were originally available under the Plan, which amount when added to the 4,600,000 additional shares in this Amendment will result in 9,170,000 total shares of Company common stock being available under the Plan (subject to adjustment, as provided by the Plan); and

WHEREAS, on May 12, 2009, the stockholders of the Company approved this Amendment;

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended as follows:

1. Each capitalized term or phrase used but not otherwise defined herein has the meaning given to it in the Plan.
2. Existing Section 4.1 is hereby amended and restated in its entirety as follows, effective May 12, 2009:

   "**4.1**. Number of Shares. The aggregate number of shares of Common Stock that may be issued under this Plan shall be 9,170,000 (subject to adjustment in connection with changes in capital structure in accordance with Article XVII). The authorization may be increased with the approval of the Board and the stockholders of the Company."
3. Except as modified by this Amendment, all other terms and provisions of the Plan shall continue in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment to be duly executed on its behalf by a duly authorized officer of the Company effective as of the date first written above.

HARTE-HANKS, INC.

By: ____________________
Name: ____________________
Title: ____________________

2008 Annual Report on

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _________ to _________

Commission file number 1-7120

HARTE-HANKS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**74-1677284**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Concord Plaza Drive, Suite 800, San Antonio, Texas 78216
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code -- 210-829-9000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes _ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definitions of "large accelerated filer," "accelerated filer" and "small reporting company" in Rule 12b-2 of the Exchange Act

Large accelerated filer ___ Accelerated filer X
Non-accelerated filer ___ (Do not check if a smaller reporting company) Smaller reporting company ___

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No X

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing price ($11.45) as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2008), was approximately $457,882,000.

The number of shares outstanding of each of the registrant's classes of common stock as of January 31, 2009 was 63,483,176 shares of common stock, all of one class.

Documents incorporated by reference:

Portions of the Proxy Statement to be filed for the Company's 2009 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

THIS ANNUAL REPORT ON FORM 10-K IS BEING DISTRIBUTED TO STOCKHOLDERS IN LIEU OF A SEPARATE ANNUAL REPORT PURSUANT TO RULE 14a-3(b) OF THE ACT AND SECTION 203.01 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL.

Harte-Hanks, Inc. and Subsidiaries
Table of Contents
Form 10-K Report
December 31, 2008

PART I

ITEM 1. BUSINESS

INTRODUCTION

Harte-Hanks, Inc. (Harte-Hanks) is a worldwide direct and targeted marketing company that provides direct marketing services and shopper advertising opportunities to a wide range of local, regional, national and international consumer and business-to-business marketers. We manage our operations through two operating segments: Direct Marketing, which operates both nationally and internationally, and Shoppers, which operates in local and regional markets in California and Florida.

Marketing is under intense focus in many organizations. Many corporations have a chief-level executive charged with marketing who is under pressure to utilize a combination of data, technology, channels and resources to demonstrate a return on marketing investment. This has led many to use direct and targeted marketing, as accountability and measurability are hallmarks of the discipline, allowing customer insight to be leveraged to create and accelerate value. Direct Marketing, which represented 68% of our total revenues in 2008, is a leader in the movement toward highly targeted marketing. Our Shoppers business applies geographic targeting principles.

Harte-Hanks® is the successor to a newspaper business begun in Texas in the early 1920s by Houston Harte and Bernard Hanks. In 1972, Harte-Hanks went public and was listed on the New York Stock Exchange (NYSE). We became private in a leveraged buyout initiated by management in 1984. In 1993, we again went public and listed our common stock on the NYSE. In 1997, we sold all of our remaining traditional media operations (consisting of newspapers, television and radio companies) in order to focus all of our efforts on two business segments - Direct Marketing and Shoppers. See segment financial information in Note O "Business Segments" in the Notes to Consolidated Financial Statements.

Harte-Hanks provides public access to all reports filed with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, as amended (the 1934 Act). These documents may be accessed free of charge on our website at the following address: *http://www.harte-hanks.com*. These documents are provided as soon as practical after they are filed with the SEC and may also be found at the SEC's website at *http://www.sec.gov*. Additionally, we have adopted and posted on our website a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer. Our website also includes our corporate governance guidelines and the charters for each of our audit, compensation, and nominating and corporate governance committees. We will provide a printed copy of any of the aforementioned documents to any requesting stockholder.

DIRECT MARKETING

General

Direct Marketing services are targeted to specific industries or markets with services and software products tailored to each industry or market. Currently, our Direct Marketing business services various vertical markets including retail, high-tech/telecom, financial services, pharmaceutical/healthcare, and a wide range of selected markets. We believe that we are generally able to provide services to new industries and markets by modifying our services and applications as opportunities are presented. Depending on the needs of our clients, our Direct Marketing capabilities are provided in an integrated approach through more than 30 facilities worldwide, more than 10 of which are located outside of the United States. Each of these centers possesses some specialization and is linked with others to support the needs of our clients.

In 2008, 2007 and 2006, Harte-Hanks Direct Marketing had revenues of $732.7 million, $732.5 million, and $709.7 million, respectively, which accounted for approximately 68%, 63%, and 60% of our total revenues, respectively.

Harte-Hanks Direct Marketing uses various capabilities and technologies as enablers to capture, analyze and disseminate customer and prospect data across all points of customer contact. With these data, we can help our clients identify, reach, influence and nurture their customers. We focus both on business-to-business and business-to-consumer environments, developing data-driven strategies for customer acquisition and retention, and execute on those strategies in an integrated fashion across media channels (direct mail, email, digital, and call center). Further, we help our clients measure their marketing and customer care campaigns, providing them with knowledge that can be applied now to refine campaigns, and delivering continuous improvement and innovation.

We help our clients understand their customers and prospects better through data-driven marketing so they can better grow these relationships to achieve lifetime value of each and increase ROI on marketing investments. Insight gained through this approach helps companies make more effective targeting decisions. Specifically, we help companies:

- gain insight into target markets;
- build better information about customers and prospects;
- turn customer information into marketing strategy;
- design effective communications;
- deliver communications and manage contacts; and
- provide data analysis, profiling, quality and reporting software and services.

Depending on client needs, we do this through specific offerings or by combining a number of our offerings from across our portfolio of businesses.

We offer a full complement of capabilities and resources to provide a broad range of marketing services and data management software, in media from direct mail to e-mail.

- **Agency & Creative Services.** We help companies develop their marketing and communications materials with a growing body of creative executions in the retail, insurance and healthcare, pharmaceutical, banking, financial services, telecommunications, automotive, and other business sectors in both business and consumer markets. We can design and manage programs that measurably build customer loyalty, improve customer retention and drive sales.

- **Database Marketing Solutions.** We have successfully delivered marketing database solutions for 35 years across various industries. We start with database design and development, move through the analytical and modeling stages and ultimately to recommendations for marketing programs. As a leader in the marketplace since 1968, Harte-Hanks provides a wide range of database marketing solutions to help a client see its customers in a single, comprehensive view, identify best customers, facilitate the execution of marketing programs, improve the ability to cross-sell and upsell, and receive reliable, ongoing measurement for easier evaluation of results.

- **Data Quality Software and Services with Trillium Software®.** Our software has helped global customers more effectively analyze, enrich, cleanse and report on their product, financial and customer data as part of master data management, data governance, CRM, data warehousing and integration initiatives. With industry-leading Trillium Software System®, Global Locator™ geocoding product, and associated data governance services, business users can optimize data-based business processes and transactions, realize efficiencies, and enhance the accuracy of their master set of data - improving program results.

- **Digital Marketing.** Our digital solutions integrate online services within the marketing mix and include: site development and design, e-mail marketing through our Postfuture® e-mail marketing solutions, e-commerce and interactive relationship management and a host of other services that support our core businesses.

- **Fulfillment and Contact Centers.** We deliver teleservices and fulfillment operations in both consumer and business-to-business markets. We maintain teleservice workstations around the globe equipped for both inbound and outbound calls and e-mail and we are an experienced outsource partner for call and contact center operations. We also maintain fulfillment centers strategically located throughout the United States.

- **Mail Engineering and Logistics**. These services include advanced mail optimization, logistics and transportation optimization, tracking, commingling, shrink wrapping and specialized mailings. We are the first provider of mail services to be certified by the United States Postal Service's Mail Processing Total Quality Management program.

- **Personalized and Targeted Mail.** As a full-service direct marketing provider and one of the largest mailing partners of the United States Postal Service (USPS®), our operational mandate is to ensure creativity and quality, provide an understanding of the options available in technologies and segmentation strategies and to capitalize on economies of scale with our variety of execution options. With facilities strategically placed nationwide, we are among the largest solo mailers in the country other than the U.S. government.

Customers

Direct marketing services are marketed to specific industries or markets with services and software products tailored to each industry or market. We believe that we are generally able to provide services to new industries and markets by modifying our existing services and applications. We currently provide direct marketing services to the retail, high-tech/telecom, financial services and pharmaceutical/healthcare vertical markets, in addition to a range of selected markets. The largest Direct Marketing client, measured in revenue, comprised 8% of total Direct Marketing revenues in 2008 and 5% of our total revenues in 2008. The largest 25 clients, measured in revenue, comprised 41% of total Direct Marketing revenues in 2008 and 28% of our total revenues in 2008.

Sales and Marketing

Our national direct marketing sales force is headquartered in Cincinnati, Ohio, with additional offices maintained throughout the United States. There are also product specific sales forces and sales groups in Europe, Australia, South America and Asia. The sales forces, with industry-specific knowledge and experience, emphasize the cross-selling of a full range of direct marketing services and are supported by employees in each sector. The overall sales focus is to position Harte-Hanks as a marketing partner offering various services and solutions (including end-to-end) as required to meet our client's targeted marketing needs.

Direct Marketing Facilities

Direct marketing services are provided at the following facilities, all of which are leased except as otherwise noted:

National Offices

Austin, Texas
Baltimore, Maryland
Billerica, Massachusetts
Bloomfield, Connecticut
Boston, Massachusetts
Cincinnati, Ohio
Deerfield Beach, Florida
East Bridgewater, Massachusetts
Fort Worth, Texas
Fullerton, California
Glen Burnie, Maryland
Grand Prairie, Texas
Jacksonville, Florida
Lake Mary, Florida
Langhorne, Pennsylvania
New York, New York
Ontario, California
Richardson, Texas
San Diego, California
Shawnee, Kansas
Texarkana, Texas
Troy, Michigan
Wilkes-Barre, Pennsylvania
Yardley, Pennsylvania

National Markets Headquarters

Cincinnati, Ohio

International Offices

Aldermaston, United Kingdom
Böblingen, Germany
Bristol, United Kingdom
Frenchs Forest (Sydney), Australia
Hasselt, Belgium – owned site
Iasi, Romania
Les Ulis, France
Madrid, Spain
Manila, Philippines
Melbourne, Australia
São Paulo, Brazil
Theale, United Kingdom
Uxbridge, United Kingdom

For more information please refer to Item 2, " Properties".

Competition
Our Direct Marketing business faces competition in all of its offerings and within each of its vertical markets. Direct marketing is a dynamic business, subject to technological advancements, high turnover of client personnel who make buying decisions, client consolidations, changing client needs and preferences, continual development of competing products and services and an evolving competitive landscape. This competition comes from numerous local, national and international direct marketing and advertising companies against whom we compete for individual projects, entire client relationships and marketing expenditures by clients and prospective clients. There are various competitive factors in our industry, including the quality and scope of services, technical and strategic expertise, the value of the services provided as compared to the price of the services, reputation and brand recognition. We also compete against print and electronic media and other forms of advertising for marketing and advertising dollars in general. Failure to continually improve our current processes, advance and upgrade our technology applications and to develop new products and services in a timely and cost-effective manner could result in the loss of our clients or prospective clients to current or future competitors. In addition, failure to gain market acceptance of new products and services could adversely affect our growth. Although we believe that our capabilities and breadth of services, combined with our national and worldwide production capability, industry focus and ability to offer a broad range of integrated services enable us to compete effectively, our business results may be adversely impacted by competition. Please refer to Item 1A, "Risk Factors" for additional information regarding risks related to competition.

Seasonality
Our Direct Marketing business is somewhat seasonal as revenues in the fourth quarter tend to be higher than revenues in other quarters during a given year. This increased revenue is a result of overall increased marketing activity prior to and during the holiday season, primarily related to our retail vertical.

SHOPPERS

General
Harte-Hanks Shoppers is North America's largest owner, operator and distributor of shopper publications, based on weekly circulation and revenues. Shoppers are weekly advertising publications distributed free by Standard Mail to households and businesses in a particular geographic area. Shoppers offer advertisers a targeted, cost-effective local advertising system, with virtually 100% penetration in their area of distribution. Shoppers are particularly effective in large markets with high media fragmentation in which major metropolitan newspapers generally have low penetration. Our Shoppers segment also provides advertising and other services online through our websites, *PennySaverUSA.com*™ and *TheFlyer.com*™. These sites are online advertising portals, bringing buyers and sellers together through our online products, including local classifieds, business listings, coupons, special offers and Power Sites™. Power Sites are templated web sites for our customers, optimized to help small / medium sized business owners establish a web presence and improve their lead generation. During 2008, Shoppers formally changed the names of its print publications to *PennySaverUSA.com* (California) and *TheFlyer.com* (Florida).

As of December 31, 2008, Shoppers delivered over 12 million shopper packages in five major markets each week covering the greater Los Angeles market, the greater San Diego market, Northern California, South Florida and the greater Tampa market. Two editions of the shopper publication are delivered to approximately 230,000 households and businesses in South Orange County where both an "early" and "late" edition *PennySaverUSA.com* are published each week. Our California publications account for approximately 82% of Shoppers weekly circulation.

At December 31, 2008 Harte-Hanks published more than 1,000 individual shopper editions each week, distributed to zones with circulation of approximately 12,000 each. This allows single-location, local advertisers to saturate a single geographic zone, while enabling multiple-location advertisers to saturate multiple zones. This unique distribution system gives large and small advertisers alike a cost-effective way to reach their target markets. We believe that our zoning capabilities and production technologies have enabled us to saturate and target areas in a number of ways including geographic, demographic, lifestyle, behavioral and language allowing our advertisers to effectively target their customers.

In 2008, 2007, and 2006, Harte-Hanks Shoppers had revenues of $350.1 million, $430.4 million, and $475.0 million, respectively, accounting for approximately 32%, 37%, and 40% of our total revenues, respectively.

As a result of the difficult economic environment in California and Florida, we curtailed more than 1.4 million of circulation from July 2008 to February of 2009. This consisted of approximately 850,000 of circulation in California and approximately 550,000 of circulation in Florida. After the February circulation curtailment, our Shoppers circulation will still reach approximately 11.5 million addresses each week. We continue to evaluate all of our circulation performance and may make further circulation reductions in the future as part of our efforts to address the difficult economic conditions in California and Florida.

Publications

The following table sets forth certain information with respect to Shoppers publications:

		December 31, 2008	
Market	Publication Name	Circulation	Number of Zones
Greater Los Angeles	*PennySaverUSA.com*	5,653,000	504
Northern California	*PennySaverUSA.com*	2,390,000	194
Greater San Diego	*PennySaverUSA.com*	1,867,500	157
South Florida	*TheFlyer.com*	1,176,500	93
Greater Tampa	*TheFlyer.com*	1,057,000	72
Total		12,144,000	1,020

Our shopper publications contain classified and display advertising and are delivered by Standard Mail saturation. The typical shopper publication contains approximately 38 pages and is 7 by 9-1/2 inches in size. Each edition, or zone, is targeted around a natural neighborhood marketing pattern. Shoppers also serve as a distribution vehicle for multiple ads from national and regional advertisers; "print and deliver" single-sheet inserts designed and printed by us, coupon books, preprinted inserts, and four-color glossy flyers printed by third party printers. In addition, our shoppers also provide advertising and other services online through our websites – *PennySaverUSA.com* and *TheFlyer.com*.

We have acquired, developed and applied innovative technology and customized equipment in the publication of our shoppers, contributing to efficiency and growth. A proprietary pagination system has made it possible for over a thousand weekly zoned editions to be designed, built and output direct-to-plate in a fully digital environment. Automating the production process saves on labor, newsprint, and overweight postage. This software also allows for better ad tracking, immediate checks on individual zone and ad status, and more on-time press starts with less manpower.

Customers

Shoppers serves both business and individual advertisers in a wide range of industries, including real estate, employment, automotive, retail, high-tech/telecom, financial services, and a number of other industries. The largest client, measured in revenue, comprised 2% of total Shoppers revenue in 2008 and 1% of our total revenue in 2008. The top 25 clients in terms of revenue comprised 17% of Shoppers revenues in 2008 and 5% of our total revenues in 2008.

Sales and Marketing

We maintain local Shoppers sales offices throughout our geographic markets and employ more than 500 commissioned sales representatives who develop both targeted and saturation advertising programs, both in print and online, for clients. The sales organization provides service to national, regional and local advertisers through its telemarketing departments and field sales representatives. Shoppers clients vary from individuals with a single item for sale to local neighborhood advertisers to large multi-location advertisers. The weekly number of ads is primarily driven by residential customers whereas revenues are primarily driven by small and midsize businesses. We also focus our marketing efforts on larger national accounts by emphasizing our ability to deliver saturation advertising in defined zones, or even partial zones for inserts, in combination with advertising in the shopper publication.

Additional focus is placed on particular industries/categories through the use of sales specialists. These sales specialists are primarily used to target automotive, real estate and employment advertisers.

We utilize proprietary sales and marketing systems to enter client orders directly from the field, instantly checking space availability, ad costs and other pertinent information. These systems efficiently facilitate the placement of advertising into multiple-zoned editions and include built-in error-reducing safeguards that aid in minimizing costly sales adjustments. In addition to allowing advertising information to be entered for immediate publication, these systems feed a relational client database enabling sales personnel to access client history by designated variables to facilitate the identification of similar potential clients and to assist with timely follow-up on existing clients.

Shoppers Facilities

Our shoppers are produced at owned or leased facilities in the markets they serve. At December 31, 2008. we had six production facilities – three in Southern California, one in Northern California, one in Southern Florida and one in Tampa, Florida – and approximately 30 sales offices. As a result of the Florida circulation reductions we will consolidate the Southern Florida production facility into the Tampa facility. We expect this consolidation to be completed by the end of the first quarter of 2009.

For more information please refer to Item 2, "Properties".

Competition

Our Shoppers business competes for advertising, as well as for readers, with other print and electronic media. Competition comes from local and regional newspapers, magazines, radio, broadcast, satellite and cable television, other shoppers, the internet, other communications media and other advertising printers that operate in our markets. The extent and nature of such competition are, in large part, determined by the location and demographics of the markets targeted by a particular advertiser, and the number of media alternatives in those markets. Failure to continually improve our current processes, advance and upgrade our technology applications and to develop new products and services in a timely and cost-effective manner could result in the loss of our clients to current or future competitors. In addition, failure to gain market acceptance of new products and services and geographic areas could adversely affect our growth. We believe that our production systems and technology, which enable us to publish separate editions in narrowly targeted zones, our local ad content, and our integrated online offering, allow us to compete effectively, particularly in large markets with high media fragmentation. However, our business results may be adversely impacted by competition. Please refer to Item 1A, "Risk Factors" for additional information regarding risks related to competition.

Seasonality

Our Shoppers business is somewhat seasonal in that revenues from the last two publication dates in December and first two to three publication dates in January each year are affected by a slowdown in advertising by businesses and individuals after the holidays. In general the second and third quarters are the highest revenue quarters for our Shoppers business. As a result of the ongoing economic difficulties in California and Florida, Shoppers revenues did not follow this general historical pattern in 2008 and 2007.

U.S. AND FOREIGN GOVERNMENT REGULATIONS

As a company with business activities around the world, we are subject to a variety of domestic and international legal and regulatory requirements that impact our business, including, for example, regulations governing consumer protection and unfair business practices, contracts, e-commerce, intellectual property, labor and employment, securities, tax, and other laws that are generally applicable to commercial activities.

We are also subject to, or affected by, numerous domestic and foreign laws, regulations and industry standards that regulate direct marketing activities, including those that address privacy, data security and unsolicited marketing communications. Examples of some of these laws and regulations that may be applied to, or affect, our business or the businesses of our clients include the following:

- The Financial Services Modernization Act of 1999, or Gramm-Leach-Bliley Act (GLB), which, among other things, regulates the use for marketing purposes of non-public personal financial information of consumers that is held by financial institutions. Although Harte-Hanks is not considered a financial institution, many of our clients are subject to the GLB. The GLB also includes rules relating to the physical, administrative and technological protection of non-public personal financial information.

- The Health Insurance Portability and Accountability Act of 1996 (HIPAA), which regulates the use of personal health information for marketing purposes and requires reasonable safeguards designed to prevent intentional or unintentional use or disclosure of protected health information.

- Federal and state laws governing the use of the Internet and regulating telemarketing, including the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM), which regulates commercial email and requires that commercial emails give recipients an opt-out method. Telemarketing activities are regulated by, among other requirements, the Federal Trade Commission's Telemarketing Sales Rule (TSR), the Federal Communications Commission's Telephone Consumer Protection Act (TCPA) and various state do-not-call laws.

- A significant number of states in the U.S. have passed versions of security breach notification laws, which generally require timely notifications to affected persons in the event of data security breaches or other unauthorized access to certain types of protected personal data.

- The Fair Credit Reporting Act (FCRA), which governs among other things, the sharing of consumer report information, access to credit scores, and requirements for users of consumer report information.

- The Fair and Accurate Credit Transactions Act of 2003 (FACT Act), which amended the FCRA and requires, among other things, consumer credit report notice requirements for creditors that use consumer credit report information in connection with risk-based credit pricing actions and also prohibits a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes, subject to certain exceptions.

- The European Union (EU) data protection laws, including the comprehensive EU Directive on Data Protection (1995), which imposes a number of obligations with respect to use of personal data, and includes a prohibition on the transfer of personal information from the EU to other countries that do not provide consumers with an "adequate" level of privacy or security. The EU standard for adequacy is generally stricter and more comprehensive than that of the U.S. and most other countries.

There are additional consumer protection, privacy and data security regulations domestically and in other countries in which we or our clients do business. These laws regulate the collection, use, disclosure and retention of personal data and may require consent from consumers and grant consumers other rights, such as the ability to access their personal data and to correct information in the possession of data controllers. We and many of our clients also belong to trade associations that impose guidelines that regulate direct marketing activities, such as the Direct Marketing Association's Commitment to Consumer Choice.

As a result of increasing public awareness and interest in individual privacy rights and data security and environmental and other concerns regarding unsolicited marketing communications, federal, state and foreign governmental and industry organizations continue to consider new legislative and regulatory proposals that would impose additional restrictions on direct marketing services and products. Examples include data encryption standards, data breach notification requirements, consumer choice and consent restrictions and increased penalties against offending parties, among others. We anticipate that additional proposals will continue to be introduced in the future, some of which may be adopted. In addition, our business may be affected by the impact of these restrictions on our clients and their marketing activities. These additional regulations could increase compliance requirements and restrict or prevent the collection, management, aggregation, transfer, use or dissemination of information or data that is currently legally available. Additional regulations may also restrict or prevent current practices regarding unsolicited marketing communications. For example, many states have considered implementing do-not-mail legislation that could impact our Direct Marketing and Shoppers businesses and the businesses of our clients and customers. In addition, continued public interest in individual privacy rights and data security may result in the adoption of further voluntary industry guidelines that could impact our direct marketing activities and business practices.

We cannot predict the scope of any new legislation, regulations or industry guidelines or how courts may interpret existing and new laws. Additionally, enforcement priorities by governmental authorities may change and also impact our business. Compliance with regulations is costly and time-consuming, and we may encounter difficulties, delays or significant expenses in connection with our compliance and we may be exposed to significant penalties, liabilities, reputational harm and loss of business in the event that we fail to comply. There could be a material adverse impact on our business due to the enactment or enforcement of legislation or industry regulations, the issuance of judicial or governmental interpretations, enforcement priorities of governmental agencies or a change in customs arising from public concern over consumer privacy and data security issues.

INTELLECTUAL PROPERTY RIGHTS

Our intellectual property assets include, for example, trademarks and service marks that identify our company and our products and services, software and other technology that we develop, our proprietary collections of data and intellectual property licensed from third parties, such as prospect list providers. We generally seek to protect our intellectual property through a combination of license agreements and trademark, service mark, copyright, patent and trade secret laws, and domain name registrations and enforcement procedures. We also enter into confidentiality agreements with many of our employees, vendors and clients and seek to limit access to and distribution of intellectual property and other proprietary information. We pursue the protection of our trademarks and other intellectual property in the United States and internationally.

Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary information and technology. Monitoring unauthorized use of our intellectual property is difficult and unauthorized use of our intellectual property may occur. We cannot be certain that patents or trademark registrations will be issued, nor can we be certain that any issued patents or trademark registrations will give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable. In addition, others may develop competing technologies or databases on their own. Moreover, there is no assurance that our confidentiality agreements with our employees or third parties will be sufficient to protect our intellectual property and proprietary information.

We may also be subject to infringement claims against us by third parties and may incur substantial costs and devote significant management resources in responding to such claims. We are obligated under some agreements to indemnify our clients as a result of claims that we infringe on the proprietary rights of third parties. These costs and diversions could cause our business to suffer. If any party asserts an infringement claim, we may need to obtain licenses to the disputed intellectual property. We cannot assure you, however, that we will be able to obtain these licenses on commercially reasonable terms or that we will be able to obtain any licenses at all. The failure to obtain necessary licenses or other rights may have an adverse affect on our ability to provide our products and services.

EMPLOYEES

As of December 31, 2008, Harte-Hanks employed approximately 5,900 full-time employees and 400 part-time employees. Approximately 4,100 full-time and 200 part-time employees were in the Direct Marketing segment and 1,800 full-time and 200 part-time employees were in the Shoppers segment. A portion of our work force is provided to us through staffing companies. None of the work force is represented by labor unions. We consider our relations with our employees to be good.

ITEM 1A. RISK FACTORS

Cautionary Note Regarding Forward-Looking Statements

This report, including the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), contains "forward-looking statements" within the meaning of the federal securities laws. All such statements are qualified by this cautionary note, which is provided pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 (1933 Act) and Section 21E of the Securities Exchange Act of 1934 (1934 Act). Forward-looking statements may also be included in our other public filings, press releases, our website and oral and written presentations by management. Statements other than historical facts are forward-looking and may be identified by words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "seeks," "could," "intends," or words of similar meaning. Examples include statements regarding (1) our strategies and initiatives, (2) adjustments to our cost structure and other actions designed to respond to market conditions and improve our performance, and the anticipated effectiveness and expenses associated with these actions, (3) our financial outlook for revenues, earnings per share, operating income, expense related to equity-based compensation, capital resources and other financial items, (4) expectations for our businesses and for the industries in which we operate, including with regard to the negative performance trends in our Shoppers business and the adverse impact of the ongoing economic downturn in the United States and other economies on the marketing expenditures and activities of our Direct Marketing clients and prospects, (5) competitive factors, (6) acquisition and development plans, (7) our stock repurchase program, (8) expectations regarding legal proceedings and other contingent liabilities, and (9) other statements regarding future events, conditions or outcomes.

These forward-looking statements are based on current information, expectations and estimates and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from what is expressed in or indicated by the forward-looking statements. In that event, our business, financial condition, results of operations or liquidity could be materially adversely affected and investors in our securities could lose part or all of their investments. Some of these risks, uncertainties, assumptions and other factors can be found in our filings with the SEC, including the factors discussed below in this Item 1A, "Risk Factors" and any updates thereto in our Forms 10-Q. The forward-looking statements included in this report and those included in our other public filings, press releases, our website and oral and written presentations by management are made only as of the respective dates thereof, and we undertake no obligation to update publicly any forward-looking statement in this report or in other documents, our website or oral statements for any reason, even if new information becomes available or other events occur in the future.

In addition to the information set forth elsewhere in this report, including in the MD&A section, the factors described below should be considered carefully in making any investment decisions with respect to our securities. The risks described below are not the only ones we face or may face in the future. Additional risks and uncertainties that are not presently anticipated, or that we may currently believe are immaterial, could also impair our business operations and financial performance.

We face significant competition for individual projects, entire client relationships and advertising dollars in general.

Our Direct Marketing business faces significant competition in all of its offerings and within each of its vertical markets. Direct marketing is a dynamic business, subject to technological advancements, high turnover of client personnel who make buying decisions, client consolidations, changing client needs and preferences, continual development of competing products and services and an evolving competitive landscape. This competition comes from numerous local, national and international direct marketing and advertising companies against whom we compete for individual projects, entire client relationships and marketing expenditures by clients and prospective clients. We also compete against print and electronic media and other forms of advertising for marketing and advertising dollars in general. In addition, our ability to attract new clients and to retain existing clients may, in some cases, be limited by clients' policies on or perceptions of conflicts of interest. These policies can prevent us from performing similar services for competing products or companies. Our Shoppers business competes for advertising, as well as for readers, with other print and electronic media. Competition comes from local and regional newspapers, magazines, radio, broadcast, satellite and cable television, other shoppers, the internet, other communications media and other advertising printers that operate in our markets. The extent and nature of such competition are, in large part, determined by the location and demographics of the markets targeted by a particular advertiser and the number of media alternatives in those markets. Our failure to improve our current processes or to develop new products and services could result in the loss of our clients to current or future competitors. In addition, failure to gain market acceptance of new products and services could adversely affect our growth.

Current and future competitors may have significantly greater financial and other resources than we do, and they may sell competing products and services at lower prices or at lower profit margins, resulting in pressures on our prices and margins.

The sizes of our competitors vary across market segments. Therefore, some of our competitors may have significantly greater financial, technical, marketing or other resources than we do in one or more of our market segments, or overall. As a result, our competitors may be in a position to respond more quickly than we can to new or emerging technologies and changes in customer requirements, or may devote greater resources than we can to the development, promotion, sale and support of products and services. Moreover, new competitors or alliances among our competitors may emerge and potentially reduce our market share, revenue or margins. Some of our competitors also may choose to sell products or services competitive to ours at lower prices by accepting lower margins and profitability, or may be able to sell products or services competitive to ours at lower prices given proprietary ownership of data, technical superiority or economies of scale. Price reductions or pricing pressure by our competitors could negatively impact our margins and results of operations, and could also harm our ability to obtain new customers on favorable terms. Competitive pricing pressures tend to increase during an economic downturn, such as the current downturn in the United States and other economies, due to reduced marketing expenditures of many of our clients and prospects and the resulting impact on the competitive business environment for marketing service providers such as our company.

We must maintain technological competitiveness, continually improve our processes and develop and introduce new products and services in a timely and cost-effective manner.

We believe that our success depends on, among other things, maintaining technological competitiveness in our Direct Marketing and Shoppers products, processing functionality and software systems and services. Technology changes rapidly and there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, database technology and the use of the Internet. Advances in information technology may result in changing client preferences for products and product delivery formats in our industry. We must continually improve our current processes and develop and introduce new products and services in order to match our competitors' technological developments and other improvements in competing product and service offerings and the increasingly sophisticated requirements of our clients. We may be unable to successfully identify, develop and bring new and enhanced services and products to market in a timely and cost-effective manner, such services and products may not be commercially successful and services, products and technologies developed by others may render our services and products noncompetitive or obsolete.

Our success depends on our ability to consistently and effectively deliver our products and services to our clients.

Our success depends on our ability to effectively and consistently staff and execute client engagements within the agreed upon timeframe and budget. Depending on the needs of our clients, our Direct Marketing engagements may require customization, integration and coordination of a number of complex product and service offerings and execution across many of our facilities worldwide. Moreover, in some of our engagements, we rely on subcontractors and other third parties to provide a portion of our overall services, and we cannot guarantee that these third parties will effectively deliver their services or that we will have adequate recourse against these third parties in the event they fail to effectively deliver their services. Other contingencies and events outside of our control may also impact our ability to provide our products and services. Our failure to effectively and timely staff, coordinate and execute our client engagements may adversely impact existing client relationships, the amount or timing of payments from our clients, our reputation in the marketplace and ability to secure additional business and our resulting financial performance. In addition, our contractual arrangements with our Direct Marketing clients and other customers may not provide us with sufficient protections against claims for lost profits or other claims for damages.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

Our prospects depend in large part upon our ability to attract, train and retain experienced technical, client services, sales, consulting, research and development, marketing, administrative and management personnel. While the demand for personnel is dependent on employment levels, competitive factors and general economic conditions, qualified personnel historically have been in great demand. The loss or prolonged absence of the services of these individuals could have a material adverse effect on our business, financial position or operating results.

We have recently experienced, and may experience in the future, reduced demand for our products and services and increased bad debt expense because of general economic conditions, the financial conditions and marketing budgets of our clients and other factors that may impact the industry verticals that we serve.

Economic downturns often severely affect the marketing services industry. Recently, and in other previous economic downturns, our customers have responded, and may respond in the future, to weak economic conditions by reducing their marketing budgets, which are generally discretionary in nature and easier to reduce in the short-term than other expenses. In addition, revenues from our Shoppers business are largely dependent on local advertising expenditures in the markets in which they operate. Such expenditures are substantially affected by the strength of the local economies in those markets. Direct Marketing revenues are dependent on national, regional and international economies and business conditions. A lasting economic recession or downturn in the United States economy and the economies we operate in abroad, such as the current recession, could have material adverse effects on our business, financial position or operating results. Similarly, there may be industry or company-specific factors that negatively impact our clients and prospective clients or their industries and result in reduced demand for our products and services, client bankruptcies or other collection difficulties and bankruptcy preference actions to recover certain amounts previously paid to us by our clients. We may also experience reduced demand as a result of consolidation of clients and prospective clients in the industry verticals that we serve. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K for additional information about the adverse impact on our financial performance of the ongoing economic downturn in the United States and other economies.

Our Shoppers business is geographically concentrated and is subject to the California and Florida economies.

Our Shoppers business is concentrated geographically in California and Florida. An economic downturn in these states, such as the current downturn, or a large disaster, such as a flood, hurricane, earthquake or other disaster or condition that disables our facilities, immobilizes the USPS or causes a significant negative change in the economies of these regions, could have a material adverse effect on our business, financial position or operating results.

Our business plan requires us to effectively manage our costs. If we do not achieve our cost management objectives, our financial results could be adversely affected.

Our business plan and expectations for the future require that we effectively manage our cost structure, including our operating expenses and capital expenditures across our operations. To the extent that we do not effectively manage our costs, our financial results may be adversely affected in any economic climate and even more so during a prolonged recession, such as the ongoing economic downturn in the United States and other economies.

Privacy, security and other direct marketing regulatory requirements may prevent or impair our ability to offer our products and services.

We are subject to, or affected by, numerous laws, regulations and industry standards that regulate direct marketing activities, including those that address privacy, data security and unsolicited marketing communications. Please refer to the section above entitled, "U.S. and Foreign Government Regulations," for additional information regarding some of these regulations.

As a result of increasing public awareness and interest in individual privacy rights and data security and environmental and other concerns regarding unsolicited marketing communications, federal, state and foreign governmental and industry organizations continue to consider new legislative and regulatory proposals that would impose additional restrictions on direct marketing services and products. Examples include data encryption standards, data breach notification requirements, consumer choice and consent restrictions and increased penalties against offending parties, among others. We anticipate that additional proposals will continue to be introduced in the future, some of which may be adopted. In addition, our business may be affected by the impact of these restrictions on our clients and their marketing activities. These additional regulations could increase compliance requirements and restrict or prevent the collection, management, aggregation, transfer, use or dissemination of information or data that is currently legally available. Additional regulations may also restrict or prevent current practices regarding unsolicited marketing communications. For example, many states have considered implementing do-not-mail legislation that could impact our Direct Marketing and Shoppers businesses and the businesses of our clients and customers. In addition, continued public interest in individual privacy rights and data security may result in the adoption of further voluntary industry guidelines that could impact our direct marketing activities and business practices.

We cannot predict the scope of any new legislation, regulations or industry guidelines or how courts may interpret existing and new laws. Additionally, enforcement priorities by governmental authorities may change and also impact our business. Compliance with regulations is costly and time-consuming, and we may encounter difficulties, delays or significant expenses in connection with our compliance and we may be exposed to significant penalties, liabilities, reputational harm and loss of business in the event that we fail to comply. There could be a material adverse impact on our business due to the enactment or enforcement of legislation or industry regulations, the issuance of judicial or governmental interpretations, enforcement priorities of governmental agencies or a change in customs arising from public concern over consumer privacy and data security issues.

Consumer perceptions regarding the privacy and security of their data may prevent or impair our ability to offer our products and services.

Pursuant to various federal, state, foreign and industry regulations, consumers have control as to how certain data regarding them is collected, used and shared for marketing purposes. If due to privacy or security concerns, consumers exercise their ability to prevent such data collection, use or sharing, this may impair our ability to provide direct marketing to those consumers and limit our clients' requirements for our services. Additionally, privacy and security concerns may limit consumers' voluntarily providing data to our customers or marketing companies. Some of our services depend on voluntarily provided data and may be impaired without such data.

Our reputation and business results may be adversely impacted if we, or subcontractors upon whom we rely, do not effectively protect sensitive personal information of our clients and our clients' customers.

Current privacy and data security laws and industry standards impact the manner in which we capture, handle, analyze and disseminate customer and prospect data as part of our client engagements. In many instances, client contracts also mandate privacy and security practices. If we fail to effectively protect and control sensitive personal information (such as personal health information, social security numbers or credit card numbers) of our clients and their customers or prospects in accordance with these requirements, we may incur significant expenses, suffer reputational harm and loss of business, and, in certain cases, be subjected to regulatory or governmental sanctions or litigation. These risks may be increased due to our reliance on subcontractors and other third parties in providing a portion of our overall services in certain engagements. We cannot guarantee that these third parties will effectively protect and handle sensitive personal information or other confidential information, or that we will have adequate recourse against these third parties in that event.

We may not be able to adequately protect our information systems.

Our ability to protect our information systems against damage from a data loss, security breach, computer virus, fire, power loss, telecommunications failure or other disaster is critical to our future success. Some of these systems may be outsourced to third-party providers from time to time. Any damage to our information systems that causes interruptions in our operations or a loss of data could affect our ability to meet our clients' requirements, which could have a material adverse effect on our business, financial position or operating results. While we take precautions to protect our information systems, such measures may not be effective and existing measures may become inadequate because of changes in future conditions.

Breaches of security, or the perception that e-commerce is not secure, could harm our business and reputation.

Business-to-business and business-to-consumer electronic commerce, including that which is Internet-based, requires the secure transmission of confidential information over public networks. Some of our products and services are accessed through the Internet. Security breaches in connection with the delivery of our products and services, or well-publicized security breaches that may affect us or our industry, such as database intrusion, could be detrimental to our business, operating results and financial condition. We cannot be certain that advances in criminal capabilities, new discoveries in the field of cryptography or other developments will not compromise or breach the technology protecting the information systems that access our products, services and proprietary database information.

Data suppliers could withdraw data that we rely on for our products and services.

We purchase or license much of the data we use. There could be a material adverse impact on our Direct Marketing business if owners of the data we use were to withdraw or cease to allow access to the data, or materially restrict the authorized uses of their data. Data providers could withdraw their data if there is a competitive reason to do so, if there is pressure from the consumer community or if additional legislation is passed restricting the use of the data. We also rely upon data from other external sources to maintain our proprietary and non-proprietary databases, including data received from customers and various government and public record sources. If a substantial number of data providers or other key data sources were to withdraw or restrict their data, if we were to lose access to data due to government regulation, or if the collection of data becomes uneconomical, our ability to provide products and services to our clients could be materially adversely affected, which could result in decreased revenues, net income and earnings per share.

We must successfully evaluate acquisition targets and integrate acquisitions.
We frequently evaluate acquisition opportunities to expand our product and service offerings and geographic locations, including potential international acquisitions. Acquisition activities, even if not consummated, require substantial amounts of management time and can distract from normal operations. In addition, we may be unable to achieve the profitability goals, synergies and other objectives initially sought in acquisitions, and any acquired assets, data or businesses may not be successfully integrated into our operations. Acquisitions may result in the impairment of relationships with employees and customers. Moreover, although we review and analyze assets or companies we acquire, such reviews are subject to uncertainties and may not reveal all potential risks and we may incur unanticipated liabilities and expenses as a result of our acquisition activities. The failure to identify appropriate candidates, to negotiate favorable terms, or to successfully integrate future acquisitions into existing operations could result in not achieving planned revenue growth and could negatively impact our net income and earnings per share.

We are vulnerable to increases in paper prices.
Newsprint prices have fluctuated in recent years. We maintain, on average, less than 45 days of paper inventory and do not purchase our paper pursuant to long-term paper contracts. Because we have a limited ability to protect ourselves from fluctuations in the price of paper or to pass increased costs along to our clients, these fluctuations could materially affect the results of our operations.

We are vulnerable to increases in postal rates and disruptions in postal services.
Our Shoppers and Direct Marketing services depend on the USPS to deliver products. Our shoppers are delivered by Standard Mail, and postage is the second largest expense, behind labor, in our Shoppers business. Standard postage rates increased in 2006 and 2008 and we expect them to increase again in May of 2009. Under the Postal Accountability and Enhancement Act of 2006, the USPS will file for a rate increase in February of each year, and this increase will take effect the following May. This increase will be capped at the average of the consumer price index from the previous December. The May 2009 increase will be capped at 3.8%. Overall Shoppers postage costs will be affected by these increases in postage rates. Postage rates also influence the demand for our Direct Marketing services even though the cost of mailings is typically borne by our clients and is not directly reflected in our revenues or expenses. Accordingly, future postal increases or disruptions in the operations of the USPS may have an adverse impact on us.

Our financial results could be negatively impacted by impairments of goodwill or other intangible assets with indefinite useful lives required by SFAS 142.
As of December 31, 2008, our goodwill and other intangibles, net, represented approximately $570.9 million out of our total assets of $913.6 million. In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), we test goodwill and other intangible assets with indefinite useful lives for impairment as of November 30 of each year and on an interim date should factors or indicators become apparent that would require an interim test. A downward revision in the fair value of either of our reporting units or any of the other intangible assets could result in impairments under SFAS 142 and additional non-cash charges. Any charge resulting from the application of SFAS 142 could have a significant negative effect on our reported net income. In addition, our financial results could be negatively impacted by the application of existing and future accounting policies or interpretations of existing accounting policies.

Our indebtedness may adversely impact our ability to react to changes in our business or changes in general economic conditions.
The amount of our indebtedness and the terms under which we have borrowed money under our credit facilities or other agreements could have important consequences for our business. Our debt covenants require that we maintain certain financial measures and ratios. As a result of these covenants and ratios, we may be limited in the manner in which we can conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. A failure to comply with these restrictions or to maintain the financial measures and ratios contained in the debt agreements could lead to an event of default that could

result in an acceleration of outstanding indebtedness. In addition, the amount and terms of our indebtedness could:

- limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate, including limiting our ability to invest in our strategic initiatives, and, consequently, place us at a competitive disadvantage;

- reduce the availability of our cash flows that would otherwise be available to fund working capital, capital expenditures, acquisitions and other general corporate purposes; and

- result in higher interest expense in the event of increases in interest rates because some of our borrowings are at variable rates of interest, as discussed below under "Interest rate increases could affect our results of operations, cash flows and financial position."

We may incur additional indebtedness in the future and, if new debt is added to our current debt levels, the above risks could be increased.

Interest rate increases could affect our results of operations, cash flows and financial position.

Interest rate movements in Europe and the United States can affect the amount of interest we pay related to our debt and the amount we earn on cash equivalents. Our primary interest rate exposure is to interest rate fluctuations in Europe, specifically Eurodollar rates, due to their impact on interest related to our credit facilities. As of December 31, 2008, we had $270.6 million of debt outstanding, all of which was at variable interest rates. We manage a portion of our interest rate exposure by entering into an interest rate swap for a total notional amount of $150.0 million, resulting in a net amount of $120.6 million of variable-rate debt at December 31, 2008. The interest rate swap matures on September 30, 2009. To the extent that we have debt with variable interest rates that is not hedged, our results of operations, cash flows and financial position could be materially adversely affected by significant increases in interest rates. We also have exposure to interest rate fluctuations in the United States, specifically money market, commercial paper and overnight time deposit rates, as these affect our earnings on excess cash. Even with the offsetting increase in earnings on excess cash in the event of an interest rate increase, we cannot be assured that future interest rate increases will not have a material adverse impact on our business, financial position or operating results.

We could fail to adequately protect our intellectual property rights and may face claims for intellectual property infringement.

Our ability to compete effectively depends in part on the protection of our technology, products, services and brands through intellectual property right protections, including patents, copyrights, database rights, trade secrets, trademarks and domain name registrations and enforcement procedures. The extent to which such rights can be protected and enforced varies in different jurisdictions. There is also a risk of litigation relating to our use or future use of intellectual property rights of third parties. Third-party infringement claims and any related litigation against us could subject us to liability for damages, restrict us from using and providing our technologies, products or services or operating our business generally, or require changes to be made to our technologies, products and services. Please refer to the section above entitled, "Intellectual Property Rights," for additional information regarding our intellectual property and associated risks.

Our international operations subject us to risks associated with operations outside the U.S.

Harte Hanks Direct Marketing conducts business outside of the United States. During 2008, approximately 9.5% of Harte Hanks Direct Marketing's revenues were derived from businesses outside the United States, primarily Europe, Asia and South America. We may expand our international operations in the future as part of our growth strategy. Accordingly, our future operating results could be negatively affected by a variety of factors, some of which are beyond our control, including:

- social, economic and political instability;
- changes in U.S. and foreign governmental legal requirements or policies resulting in burdensome government controls, tariffs, restrictions, embargoes or export license requirements;

- inflation;
- the potential for nationalization of enterprises;
- potentially adverse tax treatment;
- less favorable foreign intellectual property laws that would make it more difficult to protect our intellectual properties from appropriation by competitors;
- more onerous or differing data privacy and security requirements or other marketing regulations;
- longer payment cycles for sales in foreign countries; and
- the costs and difficulties of managing international operations.

In addition, exchange rate movements may have an impact on our future costs or on future cash flows from foreign investments. We have not entered into any foreign currency forward exchange contracts or other derivative instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates. The various risks that are inherent in doing business in the United States are also generally applicable to doing business outside of the United States, and may be exaggerated by the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations.

We must maintain effective internal controls.
In designing and evaluating our internal controls over financial reporting, we recognize that any internal control or procedure, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives and that no system of internal controls can be designed to provide absolute assurance of effectiveness. If we fail to maintain a system of effective internal controls, it could have a material adverse effect on our business, financial position or operating results. Additionally, adverse publicity related to a failure in our internal controls over financial reporting could have a negative impact on our reputation and business.

Fluctuation in our revenue and operating results and other factors may impact the volatility of our stock price.
The price at which our common stock has traded in recent years has fluctuated greatly and has declined significantly over that period of time. The price may continue to be volatile due to a number of factors including the following, some of which are beyond our control:

- the impact and duration of the ongoing economic downturn, overall strength of the United States and other economies and general market volatility;
- variations in our operating results from period to period and variations between our actual operating results and the expectations of securities analysts, investors and the financial community;
- unanticipated developments with client engagements or client demand, such as variations in the size, budget, or progress toward the completion of engagements, variability in the market demand for our services, client consolidations and the unanticipated termination of several major client engagements;
- announcements of developments affecting our businesses;
- competition and the operating results of our competitors; and
- other factors discussed elsewhere in this Item 1A. "Risk Factors."

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above their original purchase price.

War or terrorism could affect our business.
War and/or terrorism or the threat of war and/or terrorism involving the United States could have a significant impact on our business, financial position or operating results. War or the threat of war could substantially affect the levels of advertising expenditures by clients in each of our businesses. In addition, each of our businesses could be affected by operation disruptions and a shortage of supplies and labor related to such a war or threat of war.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters are located in San Antonio, Texas and we occupy approximately 17,000 square feet of leased premises at that location. Our business is conducted in facilities worldwide containing aggregate space of approximately 3.7 million square feet. Approximately 3.5 million square feet are held under leases, which expire at dates through 2017. The balance of the properties, used in our Southern California Shoppers operations and Hasselt, Belgium Direct Marketing operations, are owned.

ITEM 3. LEGAL PROCEEDINGS

Information regarding legal proceedings is set forth in Note K, "Commitments and Contingencies", of the "Notes to Consolidated Financial Statements," which information is incorporated herein by reference.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock
Our common stock is listed on the NYSE (symbol: HHS). The reported high and low quarterly sales price ranges for 2008 and 2007 were as follows:

	2008		2007	
	High	Low	High	Low
First Quarter	17.96	13.06	28.78	25.81
Second Quarter	14.33	11.15	27.85	25.07
Third Quarter	13.12	9.93	26.67	19.62
Fourth Quarter	10.32	4.43	20.52	15.50

In 2008, quarterly dividends were paid at the rate of 7.5 cents per share. In 2007, quarterly dividends were paid at the rate of 7.0 cents per share.

We currently plan to pay a quarterly dividend of 7.5 cents per common share in each of the quarters in 2009, although any actual dividend declaration can be made only upon approval of our Board of Directors, based on its business judgment.

As of February 1, 2009 there are approximately 2,700 holders of record.

Issuer Purchases of Equity Securities

The following table contains information about our purchases of equity securities during the fourth quarter of 2008:

Period	Total Number of Shares Purchased*(2)*	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan*(1)*	Maximum Number of Shares that May Yet Be Purchased Under the Plan
October 1 – 31, 2008	–	$ –	–	10,475,491
November 1 – 30, 2008	–	$ –	–	10,475,491
December 1 – 31, 2008	1,147	$ 6.24	–	10,475,491
Total	1,147	$ 6.24	–	

(1) During the fourth quarter of 2008, we did not purchase any shares of our stock through our stock repurchase program that was publicly announced in January 1997. Under this program, from which shares can be purchased in the open market or through privately negotiated transactions, our Board of Directors has authorized the repurchase of up to 74,400,000 shares of our outstanding common stock. As of December 31, 2008, we had repurchased a total of 63,924,509 shares at an average price of $18.83 per share under this program.

(2) Total number of shares purchased includes shares, if any, purchased as part of our publicly announced stock repurchase program, plus shares withheld to pay applicable withholding taxes and the exercise price related to stock options, and shares withheld to pay applicable withholding taxes related to the vesting of nonvested shares, pursuant to the Harte-Hanks, Inc. 2005 Omnibus Incentive Plan.

Comparison of Stockholder Returns

The material under this heading is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

The following graph compares the cumulative total return of our common stock during the period December 31, 2003 to December 31, 2008 with the Standard & Poor's 500 Stock Index (S&P 500 Index) and with a peer group including Acxiom Corporation, Alliance Data Systems Corporation, Catalina Marketing Corporation, Choicepoint, Inc., Consolidated Graphics, Inc., Dun & Bradstreet Corporation, Equifax, Inc., Fair Isaac and Company, Incorporated, ICT Group, Inc., infoUSA, Inc., Interpublic Group of Companies, Inc., PC Mall, Inc., R.H. Donnelley Corporation, Source Interlink Companies, Inc., Sykes Enterprises, Incorporated, Teletech Holdings, Inc., Valassis Communications, Inc., ValueClick, Inc., and Viad Corp.

The S&P Index includes 500 United States companies in the industrial, transportation, utilities and financial sectors and is weighted by market capitalization. The peer groups are also weighted by market capitalization.

The graph depicts the results of investing $100 in our common stock, the S&P 500 Index and the peer groups at closing prices on December 31, 2003, and assumes the reinvestment of dividends.


Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008
Harte-Hanks, Inc.
S&P 500 Index
Peer Group

	Base Period Dec-03	Years Ending Dec-04	Dec-05	Dec-06	Dec-07	Dec-08
Harte-Hanks, Inc.	100	120.25	123.05	130.34	82.43	30.61
S&P 500 Index	100	110.88	116.33	134.70	142.10	89.53
New Peer Group	100	118.32	117.67	137.09	115.70	66.70

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth our summary historical financial information for the periods ended and as of the dates indicated. You should read the following historical financial information along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Form 10-K. The fiscal year financial information included in the table below for the years ended December 31, 2008, 2007, and 2006, respectively, is derived from audited financial statements contained in this Form 10-K. Information for the years ended December 31, 2005 and 2004 can be found in our previously filed Annual Reports on Form 10-K.

In thousands, except per share amounts	2008	2007	2006	2005	2004
Statement of Operations Data					
Revenues	$1,082,821	$1,162,886	$1,184,688	$1,134,993	$1,030,461
Operating expenses					
Labor, production and distribution	847,470	871,468	874,088	825,568	755,715
Advertising, selling, general and administrative	81,655	89,787	90,516	88,067	80,682
Depreciation	33,429	33,195	31,566	29,918	28,169
Intangible amortization	2,950	3,509	2,466	1,427	600
Total operating expenses	965,504	997,959	998,636	944,980	865,166
Operating income	117,317	164,927	186,052	190,013	165,295
Interest expense, net	13,823	12,453	6,102	1,760	679
Net Income	$ 62,741	$ 92,640	$ 111,792	$ 114,458	$ 97,568
Earnings per common share—diluted	$ 0.98	$ 1.26	$ 1.39	$ 1.34	$ 1.11
Cash dividends per common share	$ 0.30	$ 0.28	$ 0.24	$ 0.20	$ 0.16
Weighted-average common and common equivalent shares outstanding—diluted	64,104	73,703	80,646	85,406	87,806
Segment Data					
Revenues					
Direct Marketing	$ 732,740	$ 732,461	$ 709,728	$ 694,558	$ 641,214
Shoppers	350,081	430,425	474,960	440,435	389,247
Total revenues	$1,082,821	$1,162,886	$1,184,688	$1,134,993	$1,030,461
Operating income					
Direct Marketing	$ 103,121	$ 108,796	$ 109,458	$ 108,095	$ 90,856
Shoppers	25,884	70,784	88,814	94,231	85,857
General corporate	(11,688)	(14,653)	(12,220)	(12,313)	(11,418)
Total operating income	$ 117,317	$ 164,927	$ 186,052	$ 190,013	$ 165,295
Capital expenditures	$ 19,947	$ 28,217	$ 33,708	$ 28,215	$ 35,146
Balance sheet data (at end of period)					
Current assets	$ 241,203	$ 265,680	$ 279,975	$ 253,704	$ 250,497
Property, plant and equipment, net	97,433	112,354	116,591	112,911	113,770
Goodwill and other intangibles, net	570,866	564,522	568,795	519,419	460,238
Total assets	913,566	951,926	969,285	889,663	828,353
Total long-term debt	239,687	259,125	205,000	62,000	-
Total stockholders' equity	$ 356,372	$ 408,512	$ 493,476	$ 561,346	$ 571,799

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note About Forward-Looking Statements

This report, including this Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), contains "forward-looking statements" within the meaning of the federal securities laws. All such statements are qualified by the cautionary note included under Item 1A. above, which is provided pursuant to the safe harbor provisions of Section 27A of the 1933 Act and Section 21E of the 1934 Act. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Overview

The following MD&A section is intended to help the reader understand the results of operations and financial condition of Harte-Hanks, Inc. (Harte-Hanks). This section is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements.

Harte-Hanks is a worldwide direct and targeted marketing company that provides direct marketing services and shopper advertising opportunities to a wide range of local, regional, national and international consumer and business-to-business marketers. We manage our operations through two operating segments: Direct Marketing and Shoppers.

In 2008, Harte-Hanks Direct Marketing had revenues of $732.7 million, which accounted for 68% of our total revenues. Direct Marketing services are targeted to specific industries or markets with services and software products tailored to each industry or market. Currently, our Direct Marketing business services various vertical markets including retail, high-tech/telecom, financial services, pharmaceutical/healthcare, and a wide range of selected markets. We believe that we are generally able to provide services to new industries and markets by modifying our services and applications as opportunities are presented. Depending on the needs of our clients, our Direct Marketing capabilities are provided in an integrated approach through more than 30 facilities worldwide, more than 10 of which are located outside of the United States. Each of these centers possesses some specialization and is linked with others to support the needs of our clients. We use various capabilities and technologies to enable our clients to capture, analyze and disseminate customer and prospect data across all points of customer contact. Specifically, we help companies:

- gain insight into target markets;
- build better information about customers and prospects;
- turn customer information into marketing strategy;
- design effective communications;
- deliver communications and manage contacts; and
- provide data analysis, profiling, quality and reporting software and services.

We offer a full complement of capabilities and resources, including:

- agency and creative services;
- database marketing solutions;
- data quality software and services with Trillium Software;
- digital marketing;
- fulfillment and contact centers;
- mail engineering and logistics; and
- personalized and targeted mail.

Harte-Hanks Shoppers is North America's largest owner, operator and distributor of shopper publications, based on weekly circulation and revenues. Shoppers are weekly advertising publications delivered free by standard mail to households and businesses in a particular geographic area. Shoppers offer advertisers a targeted, cost-effective local advertising system, with virtually 100% penetration in their area of distribution. Shoppers are particularly effective in large markets with high media fragmentation in which major metropolitan newspapers generally have low penetration. Our Shoppers segment also provides advertising and other services online through our websites, *PennySaverUSA.com* and *TheFlyer.com*. These sites are online advertising portals, bringing buyers and sellers together through our online products, including local classifieds, business listings, coupons, special offers and Power Sites. Power Sites are templated web sites for our customers, optimized to help small / medium sized business owners establish a web presence and improve their lead generation. During 2008, Shoppers formally changed the names of its print publications to *PennySaverUSA.com* (California) and *TheFlyer.com* (Florida). In 2008, our Shoppers segment had revenues of $350.1 million, which represented 32% of our total revenue.

At December 31, 2008, our Shoppers were zoned into more than 1,000 separate editions with total circulation of over 12 million in California and Florida each week. As a result of the difficult economic environment in California and Florida, we curtailed more than 1.4 million of unprofitable or marginal circulation from July 2008 to February of 2009. This consisted of approximately 850,000 of circulation in California and 550,000 of circulation in Florida. After the February circulation curtailment, our Shoppers circulation will still reach approximately 11.5 million addresses each week. We continue to evaluate all of our circulation performance and may make further circulation reductions in the future as part of our efforts to address the difficult economic conditions in California and Florida.

We derive revenues from the sale of direct marketing services and shopper advertising services. As a worldwide business, Direct Marketing is affected by general national and international economic trends. Direct Marketing revenues are also affected by economic fundamentals of each industry that we serve, various market factors, including the demand for services by our clients, and the financial condition of and budgets available to specific clients, among other factors. Our Shoppers operate in regional markets in California and Florida and are largely affected by the strength of the local economies.

Our principal operating expense items are labor, postage and transportation.

During the fourth quarter of 2008, our businesses continued to face challenging economic environments, which negatively impacted our financial performance. Marketing budgets are often more discretionary in nature and easier to reduce in the short-term than other expenses in response to weak economic conditions. Difficult economic conditions may also result in reduced demand for our products and services due to consolidation or, in some cases, bankruptcies of customers and prospective customers in the industry verticals that we serve, and these economic conditions may result in collection difficulties and bankruptcy preference actions to recover certain amounts previously paid to us by our clients.

Revenues from our Shoppers business are largely dependent on local advertising expenditures in the California and Florida geographies in which we operate. Such expenditures are substantially affected by the strength of the local economies in those markets. During the fourth quarter of 2008, the negative trends and economic conditions that we have seen throughout 2008 in California and Florida continued and deteriorated. These conditions were initially created by weakness in the real estate and associated financing markets and have spread across virtually all categories.

Direct Marketing revenues are dependent on, among other things, national, regional and international economies and business conditions. During the fourth quarter of 2008, the ongoing economic downturn in the United States and other economies continued to adversely impact the marketing expenditures and activities of our customers. What began in prior quarters as caution with spending plans became even more pronounced throughout the fourth quarter, resulting in significant reductions and delays in spending by clients in the face of extreme economic uncertainty.

Given the external environment, we face an uncertain revenue outlook for 2009, and believe that our financial performance will continue to be negatively impacted. As a result, we have taken actions, and plan to take further actions, designed to align our expense base and structure to the external economic environment facing our businesses. These actions have included further head count reductions, consolidating businesses and closing facilities, reductions of marginal Shoppers circulation, wage freezes, wage reductions (including salary reductions for all Harte-Hanks, Inc. officers), tighter management of capital spending, non-client travel restrictions and enhanced controls around accounts receivable and collections. Nevertheless, we cannot predict the impact of future economic conditions or the ultimate effectiveness and expenses associated with our efforts to address those economic conditions.

Results of Operations

Operating results were as follows:

In thousands except per share amounts	2008	% Change	2007	% Change	2006
Revenues	$ 1,082,821	-6.9	$ 1,162,886	-1.8	$ 1,184,688
Operating expenses	965,504	-3.3	997,959	-0.1	998,636
Operating income	$ 117,317	-28.9	$ 164,927	-11.4	$ 186,052
Net income	$ 62,741	-32.3	$ 92,640	-17.1	$ 111,792
Diluted earnings per share	$ 0.98	-22.2	$ 1.26	-9.4	$ 1.39

Year ended December 31, 2008 vs. Year ended December 31, 2007

Revenues

Consolidated revenues decreased 6.9%, to $1,082.8 million, in 2008 when compared to 2007. Our overall results reflect decreased revenues of 18.7% from our Shoppers segment, partially offset by a slight increase in revenues from our Direct Marketing segment. In Shoppers, the negative trends and economic conditions in California and Florida we saw in 2007 continued and deteriorated throughout 2008. In Direct Marketing, the overall economic climate in the second half of 2008, and more specifically, the financial market events that occurred in the fourth quarter of 2008, dramatically influenced business and consumer confidence and resulted in an immediate adverse impact on our Direct Marketing revenue.

Operating Expenses

Overall operating expenses decreased 3.3%, to $965.5 million, in 2008 compared to 2007. This year-over-year change includes $10.4 million of expense recognized in 2008 and $9.0 million of expense recognized in 2007 related to cost management actions described above, designed to align our expense base with reduced revenue levels. The overall decrease in operating expenses was driven by the $35.4 million, or 9.9%, decrease in Shoppers operating expenses. Shoppers results were impacted by cost cutting measures and the decline in Shoppers revenues, and included declines in labor, production costs and general and administrative costs. Direct Marketing operating expenses increased $6.0 million, or 1.0%, and general corporate expense decreased $3.0 million or 20.2%.

Net Income/Earnings Per Share

Net income decreased 32.3%, to $62.7 million, while diluted earnings per share were down 22.2%, to $0.98 per share, in 2008 when compared to 2007. The decrease in net income was a result of decreased operating income, primarily at Shoppers, and increased interest expense, partially offset by lower general corporate expense and a lower effective tax rate in 2008 when compared to 2007.

Year ended December 31, 2007 vs. Year ended December 31, 2006

Revenues

Consolidated revenues decreased 1.8%, to $1,162.9 million, in 2007 when compared to 2006. Our overall results reflect decreased revenues of 9.4% from our Shoppers segment, partially offset by increased revenues of

3.2% from our Direct Marketing segment. The revenue performance from Shoppers was the result of decreased sales in established markets, primarily attributable to the challenging economic environments in the California and Florida geographies in which we operate, circulation reductions, and the discontinuation of commercial printing operations in our Tampa facility. Direct Marketing comparisons were affected by $7.0 million of revenue recognized in the second quarter of 2006 relating to a contract termination fee received from one of our customers in the financial vertical. Excluding revenues from this contract termination, Direct Marketing's revenues in 2007 were up $29.7 million, or 4.2%, and consolidated revenues would have been down 1.3% compared to 2006.

Operating Expenses
Overall operating expenses decreased 0.1%, to $998.0 million, in 2007 compared to 2006. This year-over-year change includes $9.0 million of restructuring and transition costs, including compensation costs recognized during the third quarter of 2007 associated with the retirement of former President and Chief Executive Officer Richard Hochhauser, severance in both businesses and approximately $1.0 million recognized in our Shoppers segment in the second quarter of 2007 related to the shut down of approximately 600,000 of unprofitable circulation at the end of June 2007. The remaining overall decrease in operating expenses was driven by decreased production and labor costs in Shoppers, attributable to the decline in Shoppers revenues. Direct Marketing operating expenses increased $23.4 million, or 3.9%, and general corporate expense increased $2.4 million or 19.9%, while Shoppers operating expenses decreased $26.5 million or 6.9%. Direct Marketing's results were impacted by $2.4 million of operating expense recognized in the second quarter of 2006 as a result of the contract termination discussed above.

Net Income/Earnings Per Share
Net income decreased 17.1%, to $92.6 million, while diluted earnings per share were down 9.4%, to $1.26 per share, in 2007 when compared to 2006. The decrease in net income was a result of decreased operating income, increased interest expense, and a higher effective tax rate in 2007 when compared to 2006.

Direct Marketing
Direct Marketing operating results were as follows:

In thousands	2008	% Change	2007	% Change	2006
Revenues	$ 732,740	0.0	$ 732,461	3.2	$ 709,728
Operating expenses	629,619	1.0	623,665	3.9	600,270
Operating income	$ 103,121	-5.2	$ 108,796	-0.6	$ 109,458

Year ended December 31, 2008 vs. Year ended December 31, 2007
Revenues
Direct Marketing revenues increased $0.3 million, or less than 0.1%, in 2008 compared to 2007. Revenues increased 3.2% during the first nine months of 2008 and decreased 8.1% during the fourth quarter of 2008, compared to the same periods in 2007. The financial market events of the fourth quarter resulted in many of our clients reducing or canceling marketing projects.

In 2008, our high tech/telecom and select markets verticals both experienced double-digit revenue growth. High tech/telecom results were primarily driven by the acquisition of Mason Zimbler in January of 2008 and increases in various services to an existing high tech client. The select markets increase was due to increased revenues from the automotive segment. Our retail vertical decreased in the low-single digits as a result of general economic conditions causing reduced consumer spending and the bankruptcy of several clients. The financial vertical was down in the high-single digits from decreases in retail banking and consumer finance businesses. Our pharma/healthcare vertical decreased double-digits primarily as the result of the healthcare segment within the vertical.

The acquisition of Mason Zimbler positively affected our revenues by approximately 1.0% in 2008 compared to 2007.

2009 revenues will depend on, among other factors, the impact and duration of the ongoing economic downturn and overall strength of the national and international economy and how successful we are at maintaining and growing business with existing clients, acquiring new clients and meeting client demands. We believe that in the long term an increasing portion of overall marketing and advertising expenditures will be moved from other advertising media to the targeted media space, the results of which can be more effectively tracked, enabling measurement of the return on marketing investment, and that our business will benefit as a result. Standard postage rates increased in 2006 and 2008 and we expect them to increase again in May of 2009. Postage rates influence the demand for our Direct Marketing services even though the cost of mailings is borne by our clients and is not directly reflected in our revenues or expenses. There is no assurance that future postal increases will not have an adverse impact on us.

Operating Expenses
Operating expenses increased $6.0 million, or 1.0%, in 2008 compared to 2007. The results were affected by approximately $5.8 million and $4.2 million of costs, primarily severance and lease termination costs, recognized in 2008 and 2007, respectively, as part of the restructuring and cost-cutting initiatives discussed above. Labor costs decreased $3.6 million, or 1.1%, in 2008 compared to 2007 due to headcount reductions and lower incentive compensation. This decrease was partially offset by a $2.1 million increase in severance. Production and distribution costs increased $11.1 million, or 5.2%, due to higher logistics-related transportation costs resulting from increased volumes and higher fuel costs for much of 2008. General and administrative expense decreased $0.9 million, or 1.7%, due primarily to decreased travel, recruiting and training costs. This decrease was partially offset by increased outside sales commissions and higher bad debt expense due to several customers experiencing financial difficulties. Depreciation and amortization expense decreased $0.7 million, or 2.4%, due to certain intangible assets and software becoming fully amortized.

The acquisition of Mason Zimbler also contributed to the increase in operating expenses in 2008 compared to 2007.

Direct Marketing's largest cost components are labor and transportation costs. Labor costs are partially variable and tend to fluctuate with revenues and the demand for our Direct Marketing services. As a result of the negative economic trends in the second half of 2008, we have taken actions to adjust our expense base to reduced revenue levels. These actions, which will continue into the first quarter of 2009, include headcount reductions, wage freezes and wage reductions. We anticipate recording approximately $1.6 million in severance costs in the first quarter of 2009 associated with these actions, and expect to realize a positive impact on our 2009 labor costs as a result of these actions. Fuel costs have increased significantly in the last few years and were at historically high levels throughout much of 2008 before decreasing significantly in the fourth quarter of 2008. Future changes in fuel costs will continue to impact Direct Marketing's total production costs and total operating expenses.

Year ended December 31, 2007 vs. Year ended December 31, 2006
Revenues
Direct Marketing revenues increased $22.7 million, or 3.2%, in 2007 compared to 2006. These results were affected by $7.0 million of revenue recognized in the second quarter of 2006 relating to the contract termination fee discussed above. Excluding revenues from this contract termination, 2007 revenues were up $29.7 million, or 4.2%, compared to 2006. Our high tech/telecom vertical, which was helped by our September 2006 acquisition of Aberdeen Group, Inc. (Aberdeen), was up double-digits, and our select vertical grew in the high-single digits. Our retail vertical was essentially flat, while our pharma/healthcare vertical was down in the low-single digits. Excluding the impact of the contract termination fee, our financial vertical was down in the mid-single digits.

The acquisitions of StepDot Software GmbH in June 2006, Global Address in July 2006 and Aberdeen in September 2006 positively affected our revenues in 2007 compared to 2006. The sale of a print operation in October 2006 negatively affected our revenues in 2007 compared to 2006.

Operating Expenses
Operating expenses increased $23.4 million, or 3.9%, in 2007 compared to 2006. The results were affected by approximately $4.2 million of costs, primarily severance and lease termination costs, recognized in 2007 as part of the restructuring initiative discussed above. Labor costs increased $33.7 million, or 11.4%, in 2007 compared to 2006 due to severance and higher payrolls and temporary labor due to the relative increase in revenues from more labor intensive service lines. Production and distribution costs decreased $14.8 million, or 6.5%, due to lower logistics-related transportation costs and less expense related to printing materials. The shift in revenues from high production cost, less labor intensive work done at our divested print facility to more labor intensive, lower production cost work done at Aberdeen also contributed to the changes in labor and production and distribution costs. General and administrative expense increased $2.5 million, or 5.0%, due primarily to increased employee expenses including travel, recruiting and training costs, increased business service costs and higher bad debt expense due primarily to timing. Depreciation and amortization expense increased $2.0 million, or 7.7%, due to additional intangible amortization related to 2006 acquisitions, primarily Aberdeen, and additional depreciation of assets related to our facility in Manila that was opened in the last half of 2006.

The acquisitions of StepDot Software GmbH in June 2006, Global Address in July 2006 and Aberdeen in September 2006 contributed to the increase in operating expenses in 2007 compared to 2006. The sale of a print operation in October 2006 partially offset the increase in operating expenses in 2007 compared to 2006.

Shoppers
Shoppers operating results were as follows:

In thousands	2008	% Change	2007	% Change	2006
Revenues	$ 350,081	-18.7	$ 430,425	-9.4	$ 474,960
Operating expenses	324,197	-9.9	359,641	-6.9	386,146
Operating income	$ 25,884	-63.4	$ 70,784	-20.3	$ 88,814

Year ended December 31, 2008 vs. Year ended December 31, 2007
Revenues
Shoppers revenues decreased $80.3 million, or 18.7%, in 2008 compared to 2007. These results reflect the continued impact that the difficult economic environments in California and Florida are having on our Shoppers business. The decrease in revenues was the result of decreased sales in established markets, including declines in virtually every revenue category, and curtailment of unprofitable circulation of approximately 600,000 that were initiated in June of 2007 and 250,000 that were initiated in July of 2008. The circulation that was curtailed in June of 2007 was in Northern and Southern California and represented approximately $3.0 million of revenue in 2007. The circulation that was curtailed in July of 2008 was in Northern California and South Florida and represented approximately $1.9 million of revenue in 2008 and $4.1 million of revenue in 2007. In response to the continued difficult economic environments in California and Florida we curtailed an additional 500,000 circulation in South and Central Florida towards the end of December of 2008 and 700,000 circulation in Northern and Southern California in February of 2009. These December of 2008 and February of 2009 circulation curtailments represented $14.6 million in revenue in 2008. At December 31, 2008 our Shoppers circulation reached more than 12 million addresses in California and Florida each week. After the February circulation shut down our Shoppers circulation will still reach approximately 11.5 million addresses each week. We continue to evaluate all of our circulation performance and may make further circulation reductions in the future as part of our efforts to address the difficult economic conditions in California and Florida.

Shoppers revenue decrease was slightly offset by the once every five to six year occurrence of one extra publication week in the fourth quarter of 2008. The 53rd week has historically been marginally profitable and in 2008 we believe it generated a small loss.

Operating Expenses

Operating expenses decreased $35.4 million, or 9.9%, in 2008 compared to 2007. This decrease was partially offset by approximately $4.1 million and $2.4 million of costs recognized in 2008 and 2007 related to the restructuring, consolidation and circulation shut downs described below. Total labor costs decreased $14.2 million, or 11.0%, as a result of reductions in our Shoppers workforce due to restructuring, consolidations and circulation curtailments. This decline was partially offset by increased severance costs of $1.9 million. Total production costs decreased $15.1 million, or 8.0%, due primarily to decreased paper costs resulting from circulation curtailments, a decline in ad placements and lower newsprint rates, decreased postage due to circulation curtailments and decreased distribution volumes, and decreased offload printing costs due to decreased print-and-deliver volumes. Total general and administrative costs decreased $6.5 million, or 20.0%, due primarily to lower promotion-related expense. Partially offsetting this decrease was a $1.8 million increase in bad debt expense due to several customers experiencing financial difficulties. Depreciation and amortization expense increased $0.3 million, or 3.8%, due to the acceleration of depreciation of assets related to the circulation curtailments and plant consolidation. The overall decline in operating expenses was slightly offset by incremental expenses associated with the 53rd week of publication in 2008.

Responding to the worsening economic environment, we have taken action to reduce costs in our Shoppers business. In 2008 and into the first quarter of 2009 we have curtailed over 1.4 million of unprofitable or marginal Shoppers circulation, representing $16.5 million of revenues and an operating loss of $2.3 million in 2008. The Florida circulation curtailment will allow us to consolidate two production facilities into one facility, which we expect to complete by the end of the first quarter of 2009. In addition, we implemented wage freezes in 2008 and wage reductions at the beginning of 2009. We anticipate recording approximately $2.3 million in additional costs related to these actions in the first quarter of 2009, primarily as a result of the Florida production consolidation.

Shoppers largest cost components are labor, postage and paper. Shoppers labor costs are partially variable and tend to fluctuate with the number of zones, circulation, volumes and revenues. We expect to realize a positive impact on our 2009 labor costs as a result of the headcount reductions and wage reductions described above. Standard postage rates increased in 2006 and 2008 and we expect them to increase again in May of 2009. This postage increase is expected to affect Shoppers postage costs in 2009. Paper prices were down for much of 2008 before increasing in the second half. We expect paper prices to increase approximately 10% in 2009 over our average 2008 prices, which will affect Shoppers production costs.

Year ended December 31, 2007 vs. Year ended December 31, 2006

Revenues

Shoppers revenues decreased $44.5 million, or 9.4%, in 2007 compared to 2006. The decrease in revenues was the result of decreased sales in established markets, the discontinuation of commercial printing operations in our Tampa facility, and circulation reductions. Our Shoppers business continues to be impacted by the difficult economic environments primarily attributable to the condition of the real estate and associated financing markets in California and Florida. The impact became more pronounced throughout 2007, and affected virtually all revenue categories. The 600,000 circulation reduction at the end of June 2007 discussed above represented approximately $3.0 million of revenue in the first half of 2007. At December 31, 2007, our Shoppers circulation reached approximately 13 million in California and Florida each week.

Operating Expenses

Operating expenses decreased $26.5 million, or 6.9%, in 2007 compared to 2006. This decrease was partially offset by approximately $2.4 million of costs recognized in 2007 related to the restructuring and circulation shut down described above. Total labor costs decreased $7.9 million, or 5.7%, due to lower sales commissions and lower incentive compensation related to the revenue decline. This decline was partially offset by severance costs throughout the Shoppers segment, and labor investments associated with the Shopper digital unit. Total production costs decreased $16.0 million, or 7.8%, due primarily to decreased paper costs resulting from the overall decline in revenues and the discontinuation of commercial printing operations in our Tampa facility, decreased offload printing costs due to decreased print-and-deliver volumes, and decreased postage costs due to a decline in distribution revenues. This decrease was partially offset by costs incurred to terminate several office leases related to the circulation reduction. Total general and administrative costs decreased $3.3 million, or 9.2%, due to lower promotion costs and lower employee expenses including travel, recruiting and training costs. Depreciation and amortization expense increased $0.7 million, or 8.4%, due to increased capital expenditures in recent years to support growth, a change in how we address our publications, and the accelerated depreciation of assets related to the circulation shut down.

General Corporate Expense

Year ended December 31, 2008 vs. Year ended December 31, 2007

General corporate expense decreased $3.0 million, or 20.2%, during 2008 compared to 2007. The decrease was primarily due to a $2.4 million decrease in labor due to $2.5 million of compensation costs recognized during the third quarter of 2007 associated with the retirement of former President and Chief Executive Officer Richard Hochhauser. The decrease in labor was partially offset by $0.5 million of severance costs recognized in 2008.

Year ended December 31, 2007 vs. Year ended December 31, 2006

General corporate expense increased $2.4 million, or 19.9%, during 2007 compared to 2006. The increase was primarily due to $2.5 million of compensation costs recognized during the third quarter of 2007 associated with the retirement of former President and Chief Executive Officer Richard Hochhauser.

Interest Expense

Interest expense increased $1.2 million, or 9.3%, in 2008 compared to 2007, and $6.7 million, or 105.1%, in 2007 compared to 2006. These increases were due to higher outstanding debt levels, primarily due to the repurchases of our common stock, than in the previous years. Our debt at December 31, 2008 and 2007 is described in Note C, "Long-Term Debt," of the "Notes to Consolidated Financial Statements," included herein.

Interest Income

Interest income decreased $0.2 million, or 29.9%, in 2008 compared to 2007 due to normal variances in cash levels and lower interest rates on investments. Interest income increased $0.3 million, or 133.3%, in 2007 compared to 2006 due to normal variances in cash levels and higher interest rates on investments.

Other Income and Expense

Other net expense for 2008 and 2007 primarily consists of currency transaction gains and losses, balance-based bank charges and stockholders' expenses.

Income Taxes

Year ended December 31, 2008 vs. Year ended December 31, 2007

Income taxes decreased $19.7 million in 2008 compared to 2007 due to lower pretax income levels. The effective income tax rate for 2008 was 38.2% compared to 38.7% in 2007. The decrease in the effective tax rate from 2007 to 2008 was primarily the result of the recognition of certain tax benefits in the first quarter of 2008. The effective income tax rate calculated is higher than the federal statutory rate of 35% due to the addition of state taxes.

Year ended December 31, 2007 vs. Year ended December 31, 2006

Income taxes decreased $9.0 million in 2007 compared to 2006 due to lower pretax income levels. The effective income tax rate for 2007 was 38.7% compared to 37.6% in 2006. The increase in the effective tax rate from 2006 to 2007 was principally due to higher production activities tax deductions in 2006, a favorable resolution of a state tax matter in 2006 and the ability to use a one time favorable permanent timing item in 2006.

Liquidity and Capital Resources

Sources and Uses of Cash

As of December 31, 2008, cash and cash equivalents were $30.2 million, increasing $7.3 million from cash and cash equivalents at December 31, 2007. This net increase was a result of net cash provided by operating activities of $116.7 million, offset by net cash used in investing activities of $28.3 million and net cash used in financing activities of $79.7 million.

Operating Activities

Net cash provided by operating activities in 2008 was $116.7 million, compared to $143.2 million in 2007. The $26.5 million year-over-year decrease was attributable to lower net income and changes within working capital assets and liabilities.

In 2008, our principal working capital changes, which directly affected net cash provided by operating activities, were as follows:

- A decrease in accounts receivable attributable to lower revenues in the fourth quarter of 2008 than in the fourth quarter of 2007. Days sales outstanding of approximately 58 days at December 31, 2008 compared to 60 days at December 31, 2007;
- An increase in inventory due to timing and increasing prices in the fourth quarter of 2008;
- A decrease in prepaid expenses and other current assets due to timing of payments;
- A decrease in accounts payable due to overall lower operating expenses in the fourth quarter of 2008 than in the fourth quarter of 2007, lower insurance reserves at December 31, 2008 than at December 31, 2007, and a net overdraft cash balance of $8.4 million at December 31, 2007;
- A decrease in accrued payroll and related expenses due to a payment of 2007 bonuses and lower accruals for bonus and commissions at December 31, 2008 than at December 31, 2007 due to 2008 revenue performance;
- A decrease in customer deposits and unearned revenue due to timing of receipts; and
- A decrease in income taxes payable due to the timing of quarterly estimated federal and state taxes payments and lower pretax income levels in 2008 than 2007.

Investing Activities

Net cash used in investing activities was $28.3 million in 2008, compared to $28.1 million in 2007. The difference is the result of the January 2008 acquisition of Mason Zimbler, offset by a $8.3 million decline in capital spending in 2008 compared to 2007.

Financing Activities

Net cash used in financing activities was $79.7 million in 2008 compared to net cash outflows of $130.8 million in 2007. The difference is attributable primarily to $107.2 million less spent on the repurchase of our common stock. This difference was partially offset by $42.6 million less net borrowing in 2008 than in 2007 and $12.5 million less proceeds related to the issuance of common stock in 2008 than in 2007.

Credit Facilities
On August 12, 2005, we entered into a five-year $125 million revolving credit facility (Revolving Credit Facility) with JPMorgan Chase Bank, N.A., as Administrative Agent. The Revolving Credit Facility allows us to obtain revolving credit loans. For each borrowing under the Revolving Credit Facility, we can generally choose to have the interest rate for that borrowing calculated based on either JPMorgan Chase Bank's publicly announced New York prime rate or on a Eurodollar (as defined in the Revolving Credit Facility) rate plus a spread. The spread is determined based on our total debt-to-EBITDA (as defined in the Revolving Credit Facility) ratio then in effect, and ranges from .315% to .60% per annum. There is a facility fee that we are also required to pay under the Revolving Credit Facility that is based on a rate applied to the total commitment amount under the Revolving Credit Facility, regardless of how much of that commitment we have actually drawn upon. The facility fee rate ranges from .085% to .15% per annum, depending on our total debt-to-EBITDA ratio then in effect.

On September 6, 2006, we entered into a five-year $200 million term loan facility (2006 Term Loan Facility) with Wells Fargo Bank, N.A., as Administrative Agent. On December 31, 2007, we began making the scheduled quarterly principal payments as follows:

Quarterly Installments	Percentage of Drawn Amounts
1 – 8	2.50% each
9 – 12	3.75% each
13 – 15	5.00% each
Maturity Date	Remaining Principal Balance

The 2006 Term Loan Facility matures on September 6, 2011. For each borrowing under the 2006 Term Loan Facility, we can generally choose to have the interest rate for that borrowing calculated based on either (i) a Eurodollar (as defined in the 2006 Term Loan Facility) rate, plus a spread which is determined based on our total debt-to-EBITDA ratio (as defined in the 2006 Term Loan Facility) then in effect, and ranges from .315% to .60% per annum, or (ii) the higher of Wells Fargo Bank's prime rate in effect on such date or the Federal Funds rate in effect on such date plus .50%. There is a facility fee that we are also required to pay under the 2006 Term Loan Facility that is based on a facility fee rate applied to the outstanding principal balance owed under the 2006 Term Loan Facility. The facility fee rate ranges from .085% to .15% per annum, depending on our total debt-to-EBITDA ratio then in effect. We may elect to prepay the Term Loan Facility at any time without incurring any prepayment penalties. Once an amount has been prepaid, it may not be reborrowed.

On January 18, 2008, we entered into a six-month $50 million revolving credit facility (Bridge Loan Facility) with Wells Fargo Bank, N.A., as Administrative Agent. The Bridge Loan Facility had a maturity date of July 18, 2008 and would have allowed us to obtain revolving credit loans up to that date if it had not been terminated in March 2008.

On March 7, 2008, we terminated the Bridge Loan Facility and entered into a new four-year $100 million term loan facility (2008 Term Loan Facility) with Wells Fargo Bank, N.A., as Administrative Agent. On March 31, 2009, we will begin making the scheduled quarterly principal payments as follows:

Quarterly Installments	Percentage of Drawn Amount
1 – 4	2.25% each
5 – 8	3.75% each
9 – 12	4.00% each
Maturity Date	Remaining Principal Balance

The 2008 Term Loan Facility matures on March 7, 2012. For each borrowing under the 2008 Term Loan Facility, we can generally choose to have the interest rate for that borrowing calculated based on either (i) a Eurodollar (as defined in the 2008 Term Loan Facility) rate, plus a spread which is determined based on our total debt-to-EBITDA ratio (as defined in the 2008 Term Loan Facility) then in effect, and ranges from .40% to .75% per annum, or (ii) the higher of Wells Fargo Bank's prime rate in effect on such date or the Federal Funds rate in effect on such date plus .50%. There is a facility fee that we are also required to pay under the 2008 Term Loan Facility that is based on a rate applied to the outstanding principal balance owed under the 2008 Term Loan Facility. The facility fee rate ranges from .10% to .25% per annum, depending on our total debt-to-EBITDA ratio then in effect. We may elect to prepay the 2008 Term Loan Facility at any time. Once an amount has been prepaid, it may not be reborrowed.

Under all of our credit facilities we are required to maintain an interest coverage ratio of not less than 2.75 to 1 and a total debt-to-EBITDA ratio of not more than 3.0 to 1. The credit facilities also contain covenants restricting our and our subsidiaries' ability to grant liens and enter into certain transactions and limit the total amount of indebtedness of our subsidiaries to $20 million.

The credit facilities each also include customary covenants regarding reporting obligations, delivery of notices regarding certain events, maintaining our corporate existence, payment of obligations, maintenance of our properties and insurance thereon at customary levels with financially sound and reputable insurance companies, maintaining books and records and compliance with applicable laws. The credit facilities each also provide for customary events of default including nonpayment of principal or interest, breach of representations and warranties, violations of covenants, failure to pay certain other indebtedness, bankruptcy and material judgments and liabilities, certain violations of environmental laws or ERISA or the occurrence of a change of control prevent of default under existing agreements. As of December 31, 2008, we were in compliance with all of the covenants of our credit facilities.

In September 2007, we entered into a two-year interest rate swap with a notional amount of $150 million and a fixed rate of 4.655% in order to limit a portion of our interest rate exposure by converting a portion of our variable-rate debt to fixed-rate debt.

Contractual Obligations

Contractual obligations at December 31, 2008 are as follows:

In thousands,	Total	2009	2010	2011	2012	2013	Thereafter
Debt	$ 270,625	$ 30,938	$ 46,688	$ 133,000	$ 60,000	$ –	$ –
Interest on fixed-rate long-term debt	5,295	5,295	–	–	–	–	–
Operating leases	86,757	25,159	20,117	13,839	10,351	7,790	9,501
Deferred compensation liability	4,565	702	702	702	702	702	1,055
Unfunded pension plan benefit payments	17,662	841	1,243	1,274	1,387	1,472	11,445
Other long-term obligations	4,055	1,553	1,443	986	72	2	–
Total contractual cash obligations	$ 388,959	$ 64,488	$ 70,193	$ 149,801	$ 72,512	$ 9,966	$ 22,001

At December 31, 2008, we had letters of credit in the amount of $17.6 million. No amounts were drawn against these letters of credit at December 31, 2008. These letters of credit renew annually and exist to support insurance programs relating to workers' compensation, automobile and general liability, and leases. We had no other off-balance sheet arrangements at December 31, 2008.

Dividends

We paid a quarterly dividend of 7.5 cents per common share and 7.0 cents per common share in each of the quarters in the years ended December 31, 2008 and 2007, respectively. We currently plan to pay a quarterly dividend of 7.5 cents per common share in each of the quarters in 2009, although any actual dividend declaration can be made only upon approval of our Board of Directors, based on its business judgment.

Share Repurchase

During 2008, we repurchased 4.9 million shares of our common stock for $76.6 million under our stock repurchase program, all of which was purchased during the first quarter of 2008. As of December 31, 2008, we have repurchased 63.9 million shares since the beginning of our January 1997 stock repurchase program. In January 2008, our Board authorized an additional 12.5 million shares under our stock repurchase program, bringing the total repurchase authorization to 74.4 million shares. Under this program, we had authorization to repurchase approximately 10.5 million additional shares at December 31, 2008.

Outlook

We consider such factors as current assets, current liabilities, total debt, revenues, operating income and cash flows from operations, investing activities and financing activities when assessing our liquidity. Our primary sources of liquidity have been cash and cash equivalents on hand and cash generated from operating activities. Our management of cash is designed to optimize returns on cash balances and to ensure that it is readily available to meet our operating, investing and financing requirements as they arise. Capital resources are also available from and provided through our Revolving Credit Facility, subject to the terms and conditions of that facility.

The amount of cash on hand and borrowings available under our Revolving Credit Facility are influenced by a number of factors, including fluctuations in our operating results, revenue growth, accounts receivable collections, working capital changes, capital expenditures, tax payments, share repurchases, acquisitions and dividends.

Recent developments in the financial markets have increased our exposure to the possible liquidity and credit risks of counterparties to our Revolving Credit Facility. As of December 31, 2008, we had $125.0 million of unused borrowing capacity under our Revolving Credit Facility and we have not experienced any limitations to date on our ability to access this source of liquidity. Based on our current operational plans, we believe that our Revolving Credit Facility, together with cash provided by operating activities, will be sufficient to fund operations, anticipated capital expenditures, contributions to our pension plans, payments of principal and interest on our borrowings, and dividends on our common stock for at least the next twelve months. Nevertheless, we cannot predict the impact on our business performance of the ongoing economic downturn in the United States and other economies. A lasting economic downturn or recession in the United States and other economies could have a material adverse effect on our business, financial position or operating results.

Our Revolving Credit Facility matures in August 2010. If the ongoing disruptions in the credit markets continue for an extended period of time, we may be unable to obtain a replacement facility on acceptable terms or at all, or we may be unable to access funds under our Revolving Credit Facility because of counterparty risk or other factors. In that event, depending on our ability to generate sufficient cash flow from operations, our overall liquidity and ability to make payments on our indebtedness under our 2006 Term Loan Facility (which matures in September 2011) and our 2008 Term Loan Facility (which matures in March 2012) may be adversely impacted, and we may be required to seek one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise debt or equity capital. We cannot assure you that any of these actions could be affected on a timely basis or on satisfactory terms or at all. In addition, our existing debt agreements contain restrictive covenants which may prohibit us from adopting one or more of these alternatives.

Critical Accounting Policies

Critical accounting policies are defined as those that, in our judgment, are most important to the portrayal of our company's financial condition and results of operations and which require complex or subjective judgments or estimates. The areas that we believe involve the most significant management estimates and assumptions are detailed below. Actual results could differ materially from those estimates under different assumptions and conditions. Historically, actual results have not differed significantly from our estimates.

Revenue Recognition
We recognize revenue when all of the following criteria are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) the service has been performed or the product has been delivered.

Payments received in advance of the performance of services or delivery of the product are recorded as deferred revenue until such time as the services are performed or the product is delivered.

Our accounting policy for revenue recognition has an impact on our reported results and relies on certain estimates that require judgments on the part of management. The portion of our revenue that is most subject to estimates and judgments is revenue recognized using the proportional performance method, as discussed below.

Direct Marketing revenue is derived from a variety of services and products, and may be billed at hourly rates, monthly rates or a fixed price. For all sales, we require either a purchase order, a statement of work signed by the client, a written contract, or some other form of written authorization from the client.

Revenue from database design and development, market research, agency services, analytical services, and creative are typically billed based on time and materials or at a fixed price. If billed at a fixed price, revenue is recognized on a proportional performance basis as the services specified in the arrangement are performed. In most cases, proportional performance is based on the ratio of direct costs incurred to total estimated costs where the costs incurred, primarily labor hours and outsourced services, represent a reasonable surrogate for output measures or contract performance. Progress on a contract is matched against project costs and costs to complete on a periodic basis. Provision for estimated contract losses, if any, is made in the period such losses are determined. Management estimates and judgments are used in connection with determining the revenue recognized in these instances. Should actual costs differ significantly from the original estimated costs, the timing of revenues and overall profitability of the contract could be impacted. For fixed fee market research revenue streams, revenue is recognized in proportion to the value of service provided based on output criteria. Contracts accounted for under the proportional performance method constituted less than 7.5% of total Direct Marketing revenue and less than 4.5% of our total revenue for the years ended December 31, 2008, 2007 and 2006.

Revenue from technology database subscriptions is based on a fixed price and is recognized ratably over the term of the subscription. Revenue from database and website hosting services is recognized ratably over the contractual hosting period, and pricing is typically based on a fixed price per month or price per contract.

Revenue from services such as data processing, printing, personalization of communication pieces using laser and inkjet printing, targeted mail, fulfillment, email marketing and transportation logistics are recognized as the work is performed. Revenue from these services is typically based on a fixed price or rate given to the client.

Revenue related to E-Care (including online technical support and inbound email management), inbound and outbound telemarketing, and sales lead management is also typically based on a fixed price per transaction or service provided. Revenue from these services is recognized as the service or activity is performed.

Revenue from software is recognized in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 97-2 *Software Revenue Recognition*, as amended by SOP 98-9 *Modification of SOP 97-2, Software Revenue Recognition*. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the vendor-specific objective evidence of fair values of the respective elements. For software sales with multiple elements (for example, software licenses with undelivered post-contract customer support or "PCS"), we allocate revenue to each component of the arrangement using the residual value method based on the fair value of the undelivered elements. This means we defer revenue from the software sale equal to the fair value of the undelivered elements. The fair value of PCS is based upon separate sales of renewals to other clients. The fair value of services, such as training and consulting, is based upon separate sales of these services to other clients.

The revenue allocated to PCS is recognized ratably over the term of the support period. Revenue allocated to professional services is recognized as the services are performed. The revenue allocated to software products, including time-based software licenses, is recognized, if collection is probable, upon execution of a licensing agreement and shipment of the software or ratably over the term of the license, depending on the structure and terms of the arrangement. If the licensing agreement is for a term of one year or less and includes PCS, we recognize the software and the PCS revenue ratably over the term of the license.

We apply the provisions of Emerging Issues Task Force Issue No. 00-03 *Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity's Hardware* to our hosted software service transactions.

For certain non-software arrangements, we enter into contracts that include delivery of a combination of two or more of our service offerings. Typically, such multiple element arrangements incorporate the design and development of data management tools or systems and an ongoing obligation to manage, host or otherwise run solutions for our customer. Such arrangements are divided into separate units of accounting, provided that the delivered item has stand-alone value and there is objective and reliable evidence of the fair value of the undelivered items. The total arrangement fee is allocated to the undelivered elements based on their fair values and to the initial delivered elements using the residual method. Revenue from these services is recognized separately, and in accordance with our revenue recognition policy, for each element.

As described above, sometimes our customer arrangements have multiple deliverables, including service elements. Generally, our multiple-element arrangements fall within the scope of specific accounting standards that provide guidance regarding the separation of elements in multiple-deliverable arrangements and the allocation of consideration among those elements (e.g., AICPA SOP 97-2 *Software Revenue Recognition*). If not, we apply the provisions of Emerging Issues Task Force Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* (EITF 00-21). The provisions of EITF 00-21 require us to unbundle multiple element arrangements into separate units of accounting when the delivered element(s) has stand-alone value and objective and reliable evidence of the fair value of the undelivered element(s) exist(s). When we are able to unbundle the arrangement into separate units of accounting, we apply one of the accounting policies described above to each unit. If we are unable to unbundle the arrangement into separate units of accounting, we apply one of the accounting policies described above to the entire arrangement. This might impact the timing of revenue recognition, but would not change the total revenue recognized from the arrangement.

Shopper services are considered rendered, and the revenue recognized, when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received by the USPS.

Taxes collected from customers and remitted to governmental authorities are not reflected in our revenues or expenses.

Allowance for Doubtful Accounts

We maintain our allowance for doubtful accounts at a balance adequate to reduce accounts receivable to the amount of cash expected to be realized upon collection. The methodology used to determine the minimum allowance balance is based on our prior collection experience and is generally related to the accounts receivable balance in various aging categories. The balance is also influenced by specific clients' financial strength and circumstance. Accounts that are determined to be uncollectible are written off in the period in which they are determined to be uncollectible. Periodic changes to the allowance balance are recorded as increases or decreases to bad debt expense, which is included in the "Advertising, selling, general and administrative" line of our Consolidated Statements of Operations. We recorded bad debt expense of $5.8 million, $3.5 million and $2.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. While we believe our reserve estimate to be appropriate, we may find it necessary to adjust the allowance for doubtful accounts if future bad debt expense exceeds the estimated reserve. Current economic conditions increase the difficulty and level of management judgement in setting the reserve. Given the significance of accounts receivable to the consolidated financial statements, the determination of net realizable values is considered to be a critical accounting estimate.

Reserve for Healthcare, Workers' Compensation, Automobile and General Liability
We are self-insured for our workers' compensation, automobile, general liability and a portion of our healthcare insurance. We make various subjective judgments about a number of factors in determining our reserve for healthcare, workers' compensation, automobile and general liability insurance, and the related expense. Our deductible for individual healthcare claims is $0.2 million. Our deductible for workers' compensation is $0.5 million. We have a $0.3 million deductible for automobile and general liability claims. Our insurance administrator provides us with estimated loss reserves, based upon its experience dealing with similar types of claims, as well as amounts paid to date against these claims. We apply actuarial factors to both insurance estimated loss reserves and to paid claims and then determine reserve levels, taking into account these calculations. If ultimate losses were 10% higher than our estimate at December 31, 2008, net income would be impacted by approximately $0.8 million, net of taxes. The amount that earnings would be impacted is dependent on the claim year and our deductible levels for that plan year. Periodic changes to the reserve for workers' compensation, automobile and general liability are recorded as increases or decreases to insurance expense, which is included in the "Advertising, selling, general and administrative" line of our Consolidated Statement of Operations. Periodic changes to the reserve for healthcare are recorded as increases or decreases to employee benefits expense, which is included in the "Labor" line of our Consolidated Statement of Operations.

Goodwill
Goodwill is recorded to the extent that the purchase price exceeds the fair value of the identifiable net assets acquired in accordance with SFAS No. 141, *Business Combinations* (SFAS 141). Pursuant to SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), goodwill is periodically tested for impairment.

We assess the impairment of our goodwill in accordance with SFAS 142, by determining the fair value of each of our reporting units and comparing the fair value to the carrying value for each reporting unit. We have identified our reporting units as Direct Marketing and Shoppers. As quoted market prices are not available for our reporting units, estimated fair value is determined using projected discounted future cash flows based on historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Cash flow multiple models and our overall market capitalization are also considered when evaluating the fair value of our reporting units. If a reporting unit's carrying amount exceeds its fair value, we must calculate the implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of its assets and liabilities (recognized and unrecognized) in a manner similar to a purchase price allocation, and then compare this implied fair value to its carrying amount. To the extent that the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recorded.

Both the Direct Marketing and Shoppers segments were tested for impairment using November 30 as our valuation date. We have not recorded an impairment loss in any of the three years ended December 31, 2008. Significant estimates utilized in our discounted cash flow model include weighted-average cost of capital and the long-term rate of growth for each of our reporting segments. These estimates require management's judgment. Any significant changes in key assumptions about our businesses and their prospects, or changes in market conditions, could have an impact on this annual analysis.

At December 31, 2008 and 2007, our goodwill balance was $552.9 million and $543.6 million, respectively. Based upon our analysis, the estimated fair values of our reporting units as of December 31, 2008 were in excess of the reporting units' carrying values.

Stock-based Compensation
We account for stock-based compensation in accordance with SFAS 123R. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service period. Determining the fair value of share-based awards requires judgment, including in some cases estimating expected term, volatility and dividend yield. In addition, judgment is required in estimating the amount of stock-based awards that are expected to be forfeited. If actual results differ significantly from some of these estimates, stock-based compensation expense and our results of operations could be materially impacted. For the years ended December 31, 2008, 2007 and 2006, we recorded total stock-based compensation expense of $5.8 million, $7.1 million and $7.4 million, respectively.

New Accounting Pronouncements
As discussed in Note A of the Notes to Consolidated Financial Statements, certain new financial accounting pronouncements have been issued which either have already been reflected in the accompanying consolidated financial statements, or will become effective for our financial statements at various dates in the future. Our adoption of SFAS 141R, *Business Combinations*, in 2009 will affect the way we account for acquisitions, including acquisition-related costs, contingencies and contingent consideration, and may also impact the amount of information we disclose about acquisitions.

The adoption of the remaining new accounting pronouncements discussed in Note A of the Notes to Consolidated Financial Statements have not and are not expected to have a material effect on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk includes the risk of loss arising from adverse changes in market rates and prices. We face market risks related to interest rate variations and to foreign exchange rate variations. From time to time, we may utilize derivative financial instruments as described below to manage our exposure to such risks.

We are exposed to market risk for changes in interest rates related to our credit facilities. Our earnings are affected by changes in short-term interest rates as a result of our credit facilities, which bear interest at variable rates based on Eurodollar rates (effective 30 – day rate of 0.46% at December 31, 2008). The five-year $125 million Revolving Credit Facility has a maturity date of August 12, 2010. At December 31, 2008, we did not have any debt outstanding under the Revolving Credit Facility. The five-year $200 million 2006 Term Loan Facility has a maturity date of September 6, 2011. At December 31, 2008, our debt balance related to the 2006 Term Loan Facility was $170.6 million. The four-year 2008 Term Loan Facility has a maturity date of March 7, 2012. At December 31, 2008, our debt balance related to the 2008 Term Loan Facility was $100.0 million. In September 2007, we entered into a two-year interest rate swap with a notional amount of $150 million and a fixed rate of 4.655% in order to limit a portion of our interest rate exposure by converting a portion of our variable-rate debt to fixed-rate debt.

Assuming the actual level of borrowing throughout 2008, and assuming a one percentage point change in the year's average interest rates, it is estimated that our 2008 net income would have changed by approximately $0.9 million. Due to our interest rate swap, overall debt level at December 31, 2008, anticipated cash flows from operations, and the various financial alternatives available to management should there be an adverse change in interest rates, we do not believe that we currently have significant exposure to market risks associated with changing interest rates.

Our earnings are also affected by fluctuations in foreign currency exchange rates as a result of our operations in foreign countries. Our primary exchange rate exposure is to the Euro, British pound sterling, Australian dollar, Philippine peso and Brazilian real. We monitor these risks throughout the normal course of business. The majority of the transactions of our U.S. and foreign operations are denominated in the respective local currencies. Changes in exchange rates related to these types of transactions are reflected in the applicable line items making up operating income in our Statement of Operations. Due to the current level of operations conducted in foreign currencies, we do not believe that the impact of fluctuations in foreign exchange rates on these types of transactions is significant to our overall annual earnings. A smaller portion of our transactions are denominated in currencies other than the respective local currencies. For example, inter-company transactions that are expected to be settled in the near-term are denominated in U.S. dollars. Since the accounting records of our foreign operations are kept in the respective local currency, any transactions denominated in other currencies are accounted for in the respective local currency at the time of the transaction. Upon settlement of such a transaction, any foreign currency gain or loss results in an adjustment to income, which is recorded in "Other, net" in our Statement of Operations. Transactions such as these amounted to $0.6 million in pre-tax currency transaction losses in 2008. At this time we have not entered into any foreign currency forward exchange contracts or other derivative instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

We do not enter into derivative instruments for any purpose other than cash flow hedging. We do not speculate using derivative instruments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements required to be presented under Item 8 are presented in the Consolidated Financial Statements and the notes thereto beginning at page F-1 of this Form 10-K (Financial Statements).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the 1934 Act). It should be noted that, because of inherent limitations, our disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met. Based upon that evaluation, the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer concluded that the design and operation of these disclosure controls and procedures were effective, at the "reasonable assurance" level, to ensure information required to be disclosed by us in the reports that we file or submit under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, of our internal control over financial reporting to determine whether any changes occurred during the fourth quarter of 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there were no changes in our internal control over financial reporting or in other factors that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. We may make changes in our internal control processes from time to time in the future. It should also be noted that, because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and controls may become inadequate because of changes in conditions or in the degree of compliance with the policies or procedures.

Management's Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting are set forth in the Consolidated Financial Statements beginning on page F-1.

ITEM 9B. OTHER INFORMATION

None.

PART III

Some of the information required by Items 10 through 14 of this Part III is incorporated by reference from our definitive proxy statement to be filed for our 2009 annual meeting of stockholders (2009 Proxy Statement), as indicated below. Our 2009 Proxy Statement will be filed with the SEC not later than 120 days after December 31, 2008. Because the 2009 Proxy Statement has not yet been finalized and filed, there may be certain discrepancies between the currently anticipated section headings specified below and the final section headings contained in the 2009 Proxy Statement.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

The information required by this item regarding our directors and executive officers will be set forth in our 2009 Proxy Statement under the caption "Directors and Executive Officers", which information is incorporated herein by reference.

Section 16(a) Compliance

The information to appear in our 2009 Proxy Statement under the caption "General Information - Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

Code of Ethics and Other Governance Information

The information required by this item regarding the Supplemental Code of Ethics for our Senior Financial Officers (Code of Ethics), audit committee financial experts, audit committee members and procedures for stockholder recommendations of nominees to our Board of Directors will be set forth in our 2009 Proxy Statement under the caption "Corporate Governance," which information is incorporated herein by reference.

Our Code of Ethics may be found on our website at *www.harte-hanks.com* by clicking on the link "About Us" and then the link "Corporate Governance," and a copy of our Code of Ethics is also available in print, without charge, upon written request to Harte-Hanks, Inc., Attn: Corporate Secretary, 200 Concord Plaza Drive, San Antonio, Texas 78216. In accordance with the rules of the NYSE and the SEC, we currently intend to disclose any future amendments to our Code of Ethics, or waivers from our Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Controller, by posting such information on our website (*www.harte-hanks.com*) within the time period required by applicable SEC and NYSE rules.

Management Certifications

In accordance with the Sarbanes-Oxley Act of 2002 and SEC rules thereunder, our Chief Executive Officer and Chief Financial Officer have signed certifications under Sarbanes-Oxley Section 302, which have been filed as exhibits to this Form 10-K. In addition, our Chief Executive Officer submitted his most recent annual certification to the NYSE under Section 303A.12(a) of the NYSE listing standards on May 17, 2008.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item regarding the compensation of our "named executive officers" and directors and other required information will be set forth in our 2009 Proxy Statement under the captions "Executive Compensation," and "Director Compensation," which information is incorporated herein by reference. In accordance with the rules of the SEC, information to be contained in the 2009 Proxy Statement under the caption "Compensation Committee Report" is not deemed to be "filed" with the SEC or subject to the liabilities of the 1934 Act.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Beneficial Ownership Tables
The information required by this item regarding security ownership of certain beneficial owners, management and directors will be set forth in our 2009 Proxy Statement under the caption "Security Ownership of Management and Principal Stockholders," which information is incorporated herein by reference.

Equity Compensation Plan Information
The information required by this item regarding securities authorized for issuance under equity compensation plans will be set forth in our 2009 Proxy Statement under the caption "Executive Compensation - Equity Compensation Plan Information at Year-End 2008," which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons
The information required by this item regarding transactions with related persons, including our policies and procedures for the review, approval or ratification of related person transactions that are required to be disclosed under the SEC's rules and regulations, will be set forth in our 2009 Proxy Statement under the caption "Corporate Governance - Certain Relationships and Related Transactions," which information is incorporated herein by reference.

Director Independence
The information required by this item regarding director independence will be set forth in our 2009 Proxy Statement under the caption "Corporate Governance—Independence of Directors," which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item regarding the audit committee's pre-approval policies and procedures and the disclosures of fees billed by our principal independent auditor will be set forth in our 2009 Proxy Statement under the caption "Audit Committee and Independent Registered Public Accounting Firm," which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

15(a)(1) Financial Statements

The financial statements filed as part of this report and referenced in Item 8 are presented in the Consolidated Financial Statements and the notes thereto beginning at page F-1 of this Form 10-K (Financial Statements).

15(a)(2) Financial Statement Schedules

All schedules for which provision is made in the applicable rules and regulations of the SEC have been omitted as the schedules are not required under the related instructions, are not applicable, or the information required thereby is set forth in the Consolidated Financial Statements or notes thereto.

15(a)(3) Exhibits

The Exhibit Index following the Notes to Consolidated Financial Statements in this Form 10-K lists the exhibits that are filed or furnished, as applicable, as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Harte-Hanks, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARTE-HANKS, INC.

By: /s/ Larry Franklin
Larry Franklin
President and Chief Executive Officer

Date: March 2, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Larry Franklin
Larry Franklin
Chairman, President and Chief Executive Officer
Date: March 2, 2009

/s/ Douglas Shepard
Douglas Shepard
Executive Vice President and
Chief Financial Officer
Date: March 2, 2009

/s/ Jessica Huff
Jessica Huff
Vice President, Finance and
Chief Accounting Officer
Date: March 2, 2009

/s/ William K. Gayden
William K. Gayden, Director
Date: March 2, 2009

/s/ Houston H. Harte
Houston H. Harte, Vice Chairman
Date: March 2, 2009

/s/ Christopher M. Harte
Christopher M. Harte, Director
Date: March 2, 2009

/s/ David L. Copeland
David L. Copeland, Director
Date: March 2, 2009

/s/ Judy C. Odom
Judy C. Odom, Director
Date: March 2, 2009

/s/ William F. Farley
William F. Farley, Director
Date: March 2, 2009

/s/ Karen A. Puckett
Karen A. Puckett, Director
Date: March 2, 2009

Harte-Hanks, Inc. and Subsidiaries
Index to Consolidated Financial Statements

All schedules for which provision is made in the applicable rules and regulations of the SEC have been omitted as the schedules are not required under the related instructions, are not applicable, or the information required thereby is set forth in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Harte-Hanks, Inc.:

We have audited the accompanying consolidated balance sheets of Harte-Hanks, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harte-Hanks, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

San Antonio, Texas
February 27, 2009

Management's Report on Internal Control Over Financial Reporting

We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the consolidated financial statements.

We are also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures that are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal auditors and the independent auditors to review and discuss internal controls over financial reporting and accounting and financial reporting matters. Our independent registered public accounting firm and internal auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in *Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation, we concluded that internal control over financial reporting was effective as of December 31, 2008.

KPMG LLP, an independent registered public accounting firm, has issued a report on the effectiveness of the Company's internal control over financial reporting, which is included on page F-4 of this Form 10-K.

March 2, 2009

/s/ Larry Franklin
Larry Franklin
President and Chief Executive Officer

/s/ Douglas Shepard
Douglas Shepard
Executive Vice President and
Chief Financial Officer

/s/ Jessica Huff
Jessica Huff
Vice President, Finance and
Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Harte-Hanks, Inc.:

We have audited Harte-Hanks, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Harte-Hanks, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Harte-Hanks, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

San Antonio, Texas
February 27, 2009

Harte-Hanks, Inc. and Subsidiaries Consolidated Balance Sheets

In thousands, except per share and share amounts	December 31, 2008	2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 30,161	$ 22,847
Accounts receivable *(less allowance for doubtful accounts of $4,191 in 2008 and $3,556 in 2007)*	169,418	199,222
Inventory	7,481	6,007
Prepaid expenses	14,169	15,473
Deferred income tax asset	13,000	12,628
Other current assets	6,974	9,503
Total current assets	241,203	265,680
Property, plant and equipment		
Land	3,347	3,376
Buildings and improvements	38,972	39,783
Software	90,938	98,089
Equipment and furniture	189,784	196,687
	323,041	337,935
Less accumulated depreciation and amortization	(231,197)	(229,190)
	91,844	108,745
Software development and equipment installations in progress	5,589	3,609
Net property, plant and equipment	97,433	112,354
Intangible and other assets		
Goodwill, net	552,877	543,583
Other intangible assets *(less accumulated amortization of $12,241 in 2008 and $10,235 in 2007)*	17,989	20,939
Other assets	4,064	9,370
Total intangible and other assets	574,930	573,892
Total assets	$ 913,566	$ 951,926
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt	$ 30,938	$ —
Accounts payable	48,182	67,167
Accrued payroll and related expenses	22,177	26,443
Customer deposits and deferred revenue	58,227	61,988
Income taxes payable	9,128	12,482
Other current liabilities	19,083	12,028
Total current liabilities	187,735	180,108
Long-term debt	239,687	259,125
Other long-term liabilities *(including deferred income taxes of $65,723 in 2008 and $66,060 in 2007)*	129,772	104,181
Total liabilities	557,194	543,414
Stockholders' equity		
Common stock, $1 par value, authorized: 250,000,000 shares Issued 2008: 118,085,480; Issued 2007: 117,692,688 shares	118,085	117,693
Additional paid-in capital	331,227	323,182
Retained earnings	1,189,376	1,145,736
Less treasury stock, 2008: 54,672,070; 2007: 49,756,675 shares at cost	(1,236,581)	(1,160,205)
Accumulated other comprehensive loss	(45,735)	(17,894)
Total stockholders' equity	356,372	408,512
Total liabilities and stockholders' equity	$ 913,566	$ 951,926

See Accompanying Notes to Consolidated Financial Statements.

Harte-Hanks, Inc. and Subsidiaries Consolidated Statements of Operations

In thousands, except per share amounts	Year Ended December 31, 2008	2007	2006
Operating revenues	$1,082,821	$1,162,886	$1,184,688
Operating expenses			
Labor	448,769	468,675	440,496
Production and distribution	398,701	402,793	433,592
Advertising, selling, general and administrative	81,655	89,787	90,516
Depreciation and amortization	33,429	33,195	31,566
Intangible amortization	2,950	3,509	2,466
Total operating expenses	965,504	997,959	998,636
Operating income	117,317	164,927	186,052
Other expenses (income)			
Interest expense	14,201	12,992	6,333
Interest income	(378)	(539)	(231)
Other, net	1,925	1,337	702
	15,748	13,790	6,804
Income before income taxes	101,569	151,137	179,248
Income tax expense	38,828	58,497	67,456
Net income	$ 62,741	$ 92,640	$ 111,792
Basic earnings per common share	$ 0.98	$ 1.28	$ 1.41
Weighted-average common shares outstanding	63,933	72,524	79,049
Diluted earnings per common share	$ 0.98	$ 1.26	$ 1.39
Weighted-average common and common equivalent shares outstanding	64,104	73,703	80,646

See Accompanying Notes to Consolidated Financial Statements.

Harte-Hanks, Inc. and Subsidiaries Consolidated Statements of Cash Flows

In thousands	Year Ended December 31, 2008	2007	2006
Cash Flows from Operating Activities			
Net income	$ 62,741	$ 92,640	$ 111,792
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation	33,429	33,195	31,566
Intangible amortization	2,950	3,509	2,466
Stock-based compensation	5,827	7,067	7,434
Excess tax benefits from stock-based compensation	(342)	(2,455)	(2,950)
Deferred income taxes	13,529	8,631	6,716
Other, net	192	556	1,577
Changes in operating assets and liabilities, net of effects from acquisitions:			
Decrease (increase) in accounts receivable, net	31,477	(10,251)	(460)
(Increase) decrease in inventory	(1,474)	1,949	23
Decrease (increase) in prepaid expenses and other current assets	4,063	2,010	(4,180)
(Decrease) increase in accounts payable	(21,548)	8,314	1,916
(Decrease) increase in other accrued expenses and other liabilities	(16,034)	2,221	(4,750)
Other, net	1,891	(4,171)	(4,779)
Net cash provided by operating activities	116,701	143,215	146,371
Cash Flows from Investing Activities			
Acquisitions, net of cash acquired	(8,688)	–	(53,931)
Purchases of property, plant and equipment	(19,947)	(28,217)	(33,708)
Proceeds from the sale of property, plant and equipment	339	120	877
Net cash used in investing activities	(28,296)	(28,097)	(86,762)
Cash Flows from Financing Activities			
Borrowings	197,000	123,000	342,000
Payments on borrowings	(185,500)	(68,875)	(199,000)
Issuance of common stock	4,203	16,747	12,736
Excess tax benefits from stock-based compensation	342	2,455	2,950
Purchase of treasury stock	(76,649)	(183,867)	(186,003)
Dividends paid	(19,101)	(20,299)	(18,902)
Net cash used in financing activities	(79,705)	(130,839)	(46,219)
Effect of exchange rate changes on cash and cash equivalents	(1,386)	298	319
Net increase (decrease) in cash and cash equivalents	7,314	(15,423)	13,709
Cash and cash equivalents at beginning of year	22,847	38,270	24,561
Cash and cash equivalents at end of year	$ 30,161	$ 22,847	$ 38,270

See Accompanying Notes to Consolidated Financial Statements.

Harte-Hanks, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity and Comprehensive Income

In thousands, except per share amounts	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income(Loss)	Total Stockholders' Equity
Balance at December 31, 2005	$ 115,453	$ 269,865	$ 980,505	$ (782,495)	$ (21,982)	$ 561,346
Common stock issued — employee stock purchase plan	201	4,277	–	–	–	4,478
Exercise of stock options	843	9,679	–	(6,293)	–	4,229
Net tax effect of stock options	–	3,769	–	–	–	3,769
Stock-based compensation	–	7,941	–	–	–	7,941
Dividends paid ($0.24 per share)	–	–	(18,902)	–	–	(18,902)
Treasury stock issued	–	24	–	166	–	190
Treasury stock repurchased	–	–	–	(186,003)	–	(186,003)
Comprehensive income, net of tax:						
Net income	–	–	111,792	–	–	111,792
Adjustment for minimum pension liability (net of tax expense of $16,297)	–	–	–	–	24,909	24,909
Foreign currency translation adjustment	–	–	–	–	1,290	1,290
Total comprehensive income						137,991
Adjustment to initially adopt SFAS 158 (net of tax benefit of $14,108)	–	–	–	–	(21,563)	(21,563)
Balance at December 31, 2006	$ 116,497	$ 295,555	$1,073,395	$ (974,625)	$ (17,346)	$ 493,476
Common stock issued — employee stock purchase plan	213	3,851	–	–	–	4,064
Exercise of stock options	983	13,163	–	(1,892)	–	12,254
Net tax effect of stock options	–	3,554	–	–	–	3,554
Stock-based compensation	–	7,057	–	–	–	7,057
Dividends paid ($0.28 per share)	–	–	(20,299)	–	–	(20,299)
Treasury stock issued	–	2	–	179	–	181
Treasury stock repurchased	–	–	–	(183,867)	–	(183,867)
Comprehensive income, net of tax:						
Net income	–	–	92,640	–	–	92,640
Adjustment to pension liability (net of tax benefit of $595)	–	–	–	–	(484)	(484)
Change in value of derivative instrument accounted for as a cash flow hedge (net of tax benefit of $1,038)	–	–	–	–	(1,557)	(1,557)
Foreign currency translation adjustment	–	–	–	–	1,493	1,493
Total comprehensive income	–	–	–	–	–	92,092
Balance at December 31, 2007	$ 117,693	$ 323,182	$1,145,736	$ (1,160,205)	$ (17,894)	$ 408,512
Common stock issued — employee stock purchase plan	298	2,639	–	–	–	2,937
Exercise of stock options and release of nonvested shares	94	1,267	–	(49)	–	1,312
Net tax effect of stock options and nonvested shares	–	(1,550)	–	–	–	(1,550)
Stock-based compensation	–	5,827	–	–	–	5,827
Dividends paid ($0.30 per share)	–	–	(19,101)	–	–	(19,101)
Treasury stock issued	–	(138)	–	322	–	184
Treasury stock repurchased	–	–	–	(76,649)	–	(76,649)
Comprehensive income, net of tax:						
Net income	–	–	62,741	–	–	62,741
Adjustment to pension liability (net of tax benefit of $15,259)	–	–	–	–	(22,886)	(22,886)
Change in value of derivative instrument accounted for as a cash flow hedge (net of tax benefit of $762)	–	–	–	–	(1,146)	(1,146)
Foreign currency translation adjustment	–	–	–	–	(3,809)	(3,809)
Total comprehensive income	–	–	–	–	–	34,900
Balance at December 31, 2008	$ 118,085	$ 331,227	$1,189,376	$ (1,236,581)	$ (45,735)	$ 356,372

See Accompanying Notes to Consolidated Financial Statements.

Note A – Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements present the financial position and the results of operations and cash flows of Harte-Hanks, Inc. and subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified for comparative purposes.

As used in this report, the terms "Harte-Hanks," "we," "us," or "our" may refer to Harte-Hanks, one or more of its consolidated subsidiaries, or all of them taken as a whole.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results and outcomes could differ from those estimates and assumptions. On an ongoing basis management reviews its estimates based on currently available information. Changes in facts and circumstances could result in revised estimates and assumptions.

Operating Expense Presentation in Consolidated Statement of Operations

The "Labor" line in the Consolidated Statements of Operations includes all employee payroll and benefits, including stock-based compensation, along with temporary labor costs. The "Production and distribution" and "Advertising, selling and general administrative" lines do not include labor, depreciation or amortization.

Revenue Recognition

We recognize revenue when all of the following criteria are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) the service has been performed or the product has been delivered.

Payments received in advance of the performance of services or delivery of the product are recorded as deferred revenue until such time as the services are performed or the product is delivered.

Our accounting policy for revenue recognition has an impact on our reported results and relies on certain estimates that require judgments on the part of management. The portion of our revenue that is most subject to estimates and judgments is revenue recognized using the proportional performance method, as discussed below.

Direct Marketing revenue is derived from a variety of services and products, and may be billed at hourly rates, monthly rates or a fixed price. For all sales, we require either a purchase order, a statement of work signed by the client, a written contract, or some other form of written authorization from the client.

Revenue from database design and development, market research, agency services, analytical services, and creative are typically billed based on time and materials or at a fixed price. If billed at a fixed price, revenue is recognized on a proportional performance basis as the services specified in the arrangement are performed. In most cases, proportional performance is based on the ratio of direct costs incurred to total estimated costs where the costs incurred, primarily labor hours and outsourced services, represent a reasonable surrogate for output measures or contract performance. Progress on a contract is matched against project costs and costs to complete on a periodic basis. Provision for estimated contract losses, if any, is made in the period such losses are determined. Management estimates and judgments are used in connection with determining revenue recognized in these instances. Should actual costs differ significantly from the original estimated costs, the timing of revenues and overall profitability of the contract could be impacted. For fixed fee market research revenue streams, revenue is recognized in proportion to the value of service provided based on output criteria. Contracts accounted for under the proportional performance method constituted less than 7.5% of total Direct Marketing revenue and less than 4.5% of our total revenue for the years ended December 31, 2008, 2007 and 2006.

Revenue from technology database subscriptions is based on a fixed price and is recognized ratably over the term of the subscription. Revenue from database and website hosting services is recognized ratably over the contractual hosting period, and pricing is typically based on a fixed price per month or price per contract.

Revenue from services such as data processing, printing, personalization of communication pieces using laser and inkjet printing, targeted mail, fulfillment, email marketing and transportation logistics are recognized as the work is performed. Revenue from these services is typically based on a fixed price or rate given to the client.

Revenue related to E-Care (including online technical support and inbound email management), inbound and outbound telemarketing, and sales lead management is also typically based on a fixed price per transaction or service provided. Revenue from these services is recognized as the service or activity is performed.

Revenue from software is recognized in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 97-2 *Software Revenue Recognition*, as amended by SOP 98-9 *Modification of SOP 97-2, Software Revenue Recognition*. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the vendor-specific objective evidence of fair values of the respective elements. For software sales with multiple elements (for example, software licenses with undelivered post-contract customer support or "PCS"), we allocate revenue to each component of the arrangement using the residual value method based on the fair value of the undelivered elements. This means we defer revenue from the software sale equal to the fair value of the undelivered elements. The fair value of PCS is based upon separate sales of renewals to other clients. The fair value of services, such as training and consulting, is based upon separate sales of these services to other clients.

The revenue allocated to PCS is recognized ratably over the term of the support period. Revenue allocated to professional services is recognized as the services are performed. The revenue allocated to software products, including time-based software licenses, is recognized, if collection is probable, upon execution of a licensing agreement and shipment of the software or ratably over the term of the license, depending on the structure and terms of the arrangement. If the licensing agreement is for a term of one year or less and includes PCS, we recognize the software and the PCS revenue ratably over the term of the license.

We apply the provisions of Emerging Issues Task Force Issue No. 00-03 *Application of AICPA Statement of Position 97-2 to Arrangements that Include the Right to Use Software Stored on Another Entity's Hardware* to our hosted software service transactions.

For certain non-software arrangements, we enter into contracts that include delivery of a combination of two or more of our service offerings. Typically, such multiple element arrangements incorporate the design and development of data management tools or systems and an ongoing obligation to manage, host or otherwise run solutions for our customer. Such arrangements are divided into separate units of accounting, provided that the delivered item has stand-alone value and there is objective and reliable evidence of the fair value of the undelivered items. The total arrangement fee is allocated to the undelivered elements based on their fair values and to the initial delivered elements using the residual method. Revenue from these services is recognized separately, and in accordance with our revenue recognition policy, for each element.

As described above, sometimes our customer arrangements have multiple deliverables, including service elements. Generally, our multiple-element arrangements fall within the scope of specific accounting standards that provide guidance regarding the separation of elements in multiple-deliverable arrangements and the allocation of consideration among those elements (e.g., AICPA SOP 97-2 *Software Revenue Recognition*). If not, we apply the provisions of Emerging Issues Task Force Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* (EITF 00-21). The provisions of EITF 00-21 require us to unbundle multiple element arrangements into separate units of accounting when the delivered element(s) has stand-alone value and objective and reliable evidence of the fair value of the undelivered element(s) exist(s). When we are able to unbundle the arrangement into separate units of accounting, we apply one of the accounting policies described above to each unit. If we are unable to unbundle the arrangement into separate units of accounting, we apply one of the accounting policies described above to the entire arrangement. This might impact the timing of revenue recognition, but would not change the total revenue recognized from the arrangement.

Shoppers services are considered rendered, and the revenue recognized, when all printing, sorting, labeling and ancillary services have been provided and the mailing material has been received by the United States Postal Service.

Taxes collected from customers and remitted to governmental authorities are not reflected in our revenues or expenses.

Cash Equivalents
All highly liquid investments with an original maturity of 90 days or less at the time of purchase are considered to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value. At December 31, 2007, we reclassified $8.4 million from cash equivalents to accounts payable due to net book overdraft cash positions at certain banks. We did no such reclassification at December 31, 2008 as we did not have any net book overdraft cash positions at that date.

Allowance for Doubtful Accounts
We maintain our allowance for doubtful accounts at a balance adequate to reduce accounts receivable to the amount of cash expected to be realized upon collection. The methodology used to determine the minimum allowance balance is based on our prior collection experience and is generally related to the accounts receivable balance in various aging categories. The balance is also influenced by specific clients' financial strength and circumstance. Accounts that are determined to be uncollectible are written off in the period in which they are determined to be uncollectible. Periodic changes to the allowance balance are recorded as increases or decreases to bad debt expense, which is included in the "Advertising, selling, general and administrative" line of our Consolidated Statements of Operations. The changes in the allowance for doubtful accounts consisted of the following:

	Year Ended December 31,		
In thousands	2008	2007	2006
Balance at beginning of year	$ 3,556	$ 3,928	$ 3,832
Additions charged to expense	5,793	3,483	2,491
Amounts charged against the allowance, net of recoveries	5,158	3,855	2,395
Balance at end of year	$ 4,191	$ 3,556	$ 3,928

Inventory
Inventory, consisting primarily of newsprint and operating supplies, is stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment
Property, plant and equipment are stated on the basis of cost. Depreciation is computed using the straight-line method at rates calculated to amortize the cost of the assets over their useful lives. The general ranges of estimated useful lives are:

Buildings and improvements	10 to 40 years
Equipment and furniture	3 to 20 years
Software	3 to 10 years

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144), long-lived assets such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We recorded an impairment loss of $0.5 million in the third quarter of 2006 in anticipation of the sale of a Direct Marketing print operation that occurred in October 2006. We did not record an impairment on long-lived assets in 2008 or 2007.

Goodwill and Other Intangibles
Goodwill and other intangibles are recorded in accordance with SFAS No. 141, *Business Combinations* (SFAS 141). Goodwill is recorded to the extent that the purchase price exceeds the fair value of the identifiable net assets acquired. Other intangibles with definite and indefinite useful lives are recorded at fair value at the date of the acquisition. Pursuant to SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), goodwill and other intangibles with indefinite useful lives were tested for impairment using November 30 as our valuation date. Fair value of our reporting units and other intangibles with indefinite useful lives has been determined using discounted cash flow methodology. Our overall market capitalization was also considered when evaluating the fair value of our reporting units. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144. We have determined that no impairment of goodwill or other intangibles existed in any of the three years ended December 31, 2008.

Income Taxes
Income taxes are calculated using the asset and liability method required by SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). Deferred income taxes are recognized for the tax consequences resulting from temporary differences by applying enacted statutory tax rates applicable to future years. These temporary differences are associated with differences between the financial and the tax basis of existing assets and liabilities. Under SFAS 109, a statutory change in tax rates will be recognized immediately in deferred taxes and income.

Earnings Per Share
Basic earnings per common share are based upon the weighted-average number of common shares outstanding during the period. Diluted earnings per common share are based upon the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period. Dilutive common stock equivalents are calculated based on the assumed exercise of stock options and vesting of nonvested shares using the treasury stock method.

Stock-Based Compensation
We account for stock-based compensation in accordance with SFAS No. 123, as revised, *Share-Based Payment* (SFAS 123R). SFAS 123R requires that all share-based awards be recognized as operating expense, based on their fair values on the date of grant, over the requisite service period, in the Consolidated Statement of Operations.

Reserve for Healthcare, Workers' Compensation, Automobile and General Liability
We are self-insured for our workers' compensation, automobile, general liability and a portion of our healthcare insurance. We make various subjective judgments about a number of factors in determining our reserve for healthcare, workers' compensation, automobile and general liability insurance, and the related expense. Our deductible for individual healthcare claims is $0.2 million. Our deductible for workers' compensation is $0.5 million. We have a $0.3 million deductible for automobile and general liability claims. Our insurance administrator provides us with estimated loss reserves, based upon its experience dealing with similar types of claims, as well as amounts paid to date against these claims. We apply actuarial factors to both insurance estimated loss reserves and to paid claims and then determine reserve levels, taking into account these calculations. Periodic changes to the reserve for workers' compensation, automobile and general liability are recorded as increases or decreases to insurance expense, which is included in the "Advertising, selling, general and administrative" line of our Consolidated Statement of Operations. Periodic changes to the reserve for healthcare are recorded as increases or decreases to employee benefits expense, which is included in the "Labor" line of our Consolidated Statement of Operations.

Accounting for Derivative Instruments and Hedging Activities

We use derivative instruments to manage the risk of changes in prevailing interest rates adversely affecting future cash flows associated with our credit facilities. The derivative instrument used to manage such risk is the interest rate swap. We account for interest rate swaps in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133). We have designated our interest rate swap as a cash flow hedge. As such, we report the fair value of the swap as an asset or liability on our balance sheet. The effective portion of changes in the fair value of the swap is recorded in other comprehensive loss and is recognized as a component of interest expense in the Statement of Operations when the hedged item affects results of operations. Any hedge ineffectiveness is recorded as interest expense. Cash flows from derivatives accounted for as cash flow hedges are reported as cash flow from operating activities, in the same category as the cash flows from the items being hedged.

Foreign Currencies
In most instances the functional currencies of our foreign operations are the local currencies. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during a given month. Translation adjustments resulting from this process are charged or credited to other comprehensive loss.

Recent Accounting Pronouncements

We adopted the provisions of SFAS No. 157, *Fair Value Measurements*, (SFAS 157) relating to financial assets and liabilities on January 1, 2008. In February 2008, the FASB issued Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157*, which delayed the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are measured at fair value on a recurring basis. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The adoption of the provisions of SFAS 157 relating to financial assets and liabilities did not have a significant impact on our consolidated financial statements. New disclosures required by SFAS 157 are included in Note D, *Interest Rate Risk.* The adoption of the non-financial assets and non-financial liabilities provisions of SFAS 157 on January 1, 2009 are not expected to have a significant impact on our consolidated financial statements.

We adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of FASB Statement No. 115* (SFAS 159) on January 1, 2008. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. We have not made any fair value elections as permitted under the provisions of SFAS 159; therefore, the adoption of this standard did not have an impact on our consolidated financial statements.

In December 2007, the FASB revised SFAS No. 141. The revised SFAS No. 141 (SFAS 141R) establishes principles and requirements for how an acquiring company:

- Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree;
- Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and
- Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS 141R requires an acquiring company to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at fair value as of the acquisition date. Under SFAS 141, acquisition-related costs were included in the total costs of the acquisition that were allocated to the assets acquired and the liabilities assumed. Under SFAS 141R, these acquisition-related costs will be expensed in the period in which they occur. SFAS 141R requires an acquiring company to recognize contingencies as assets or liabilities at fair value as of the acquisition date. SFAS 141 permitted deferred recognition of preacquisition contingencies until certain recognition criteria were met. Under SFAS 141, contingent consideration usually was not recognized until the contingency was resolved, in which case an adjustment was made to goodwill. SFAS 141R requires an acquiring company to recognize contingent consideration at fair value as of the acquisition date. SFAS 141R is effective for us beginning January 1, 2009. Our adoption of SFAS 141R will affect the way we account for acquisitions, including acquisition-related costs, contingencies and contingent consideration. Our adoption of SFAS 141R may also impact the amount of information we disclose about acquisitions.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161). SFAS 161 establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. This statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of and gains and losses on derivative instruments, and disclosures about contingent features related to credit risk in derivative agreements. SFAS 161 is effective for us beginning January 1, 2009. As SFAS 161 only affects disclosure requirements, our adoption of SFAS 161 will not affect our consolidated financial statements.

Note B – Acquisitions

In January 2008, we acquired Mason Zimbler Limited, a full-service integrated digital marketing agency specializing in the technology sector. With offices in Bristol, UK and Reading, UK, Mason Zimbler provides technology companies with a full range of integrated digital marketing services, including direct marketing, advertising and branding, incorporating Web site development, e-mail lead generation, viral, channel incentive programs, media planning and buying, research and other services. Goodwill of $9.8 million has been recognized in this transaction and assigned to the Direct Marketing segment. No other intangible assets were recognized in this transaction.

In September 2006, we acquired Aberdeen, a provider of technology market research, intelligence, and demand generation services located in Boston, Massachusetts. Aberdeen offers market information and services through research channels, and prepares reports based on primary research and benchmarking data from more than 25,000 companies. We believe this acquisition has provided synergy opportunities with our CI Technology Database, which now tracks technology infrastructure, business profiles and technology purchase plans at 680,000 locations in North America, South America and Europe – expanding their base globally for research. The results of Aberdeen's reports on current marketplace experiences and trends are used to generate qualified leads by its clients, and we believe this intelligence assists our clients in their own marketing efforts. Goodwill of $32.3 million, other intangible assets not subject to amortization of $5.0 million, and other intangible assets subject to amortization of $4.3 million have been recognized in this transaction and assigned to the Direct Marketing segment.

In July 2006, we acquired Global Address, a provider of global postal address data quality software and services incorporating standards for more than 230 nations and territories worldwide. Global Address, located in Bristol, UK, and with additional operations in Mountain View, CA, focuses on international address data, and has provided key components of Harte-Hanks Global Data Management, one of our data services offerings. We continue to integrate elements of Global Address into our existing international offerings, among them Global Data Management and our Trillium Software data quality solutions, while continuing to support stand-alone Global Address products and services in the marketplace. The total amount of goodwill recognized in this transaction was $8.1 million and was assigned to the Direct Marketing segment. No other intangible assets were recognized in this transaction.

In June 2006, we acquired StepDot Software GmbH of Germany and integrated it into our Trillium Software operations. Based in Böblingen, Germany, StepDot was a value-added reseller specializing in data quality and integration solutions for Harte-Hanks since 2002. The acquisition provided us with a more strategic presence in Central Europe and Germany. The total amount of goodwill recognized in this transaction was $0.4 million and was assigned to the Direct Marketing segment. No other intangible assets were recognized in this transaction.

In April 2006, we acquired certain assets of PrintSmart, Inc., a full-service print-on-demand provider located in East Bridgewater, Massachusetts, in an effort to expand and enhance our digital printing capabilities. No goodwill was recognized in this transaction. Other intangible assets recognized in this transaction which are subject to amortization, relating to a service contract, totaled approximately $1.0 million and were assigned to the Direct Marketing segment.

The total cost of acquisitions in 2008 and 2006 was $8.7 million and $53.9 million, respectively, and all were paid in cash. The operating results of these acquisitions have been included in the accompanying Consolidated Financial Statements from the date of the acquisitions. We did not make any acquisitions in 2007.

We have not disclosed proforma amounts including the operating results of these acquisitions as they are not considered material.

Note C – Long-Term Debt

Our long-term debt obligations at year-end were as follows:

In thousands	December 31, 2008	2007
Revolving Credit Facility, various interest rates based on Eurodollar due August 12, 2010	$ –	$ 69,000
2006 Term Loan Facility, various interest rates based on Eurodollar (effective rate of 0.46% at December 31, 2008), due September 6, 2011	170,625	190,125
2008 Term Loan Facility, various interest rates based on Eurodollar (effective rate of 0.46% at December 31, 2008), due March 7, 2012	100,000	–
Total debt	270,625	259,125
Less current maturities	30,938	–
Total long-term debt	$ 239,687	$ 259,125

The carrying values and estimated fair values of our outstanding debt at year-end were as follows:

In thousands	2008 Carrying Value	2008 Fair Value	2007 Carrying Value	2007 Fair Value
Total debt	$ 270,625	$ 251,534	$ 259,125	$ 259,125

The fair value of our total debt is estimated based on the current rates proposed to us for debt of the same remaining maturity and characteristics.

Credit Facilities

On August 12, 2005, we entered into a five-year $125 million revolving credit facility (Revolving Credit Facility) with JPMorgan Chase Bank, N.A., as Administrative Agent. The Revolving Credit Facility allows us to obtain revolving credit loans. For each borrowing under the Revolving Credit Facility, we can generally choose to have the interest rate for that borrowing calculated based on either JPMorgan Chase Bank's publicly announced New York prime rate or on a Eurodollar (as defined in the Revolving Credit Facility) rate plus a spread. The spread is determined based on our total debt-to-EBITDA (as defined in the Revolving Credit Facility) ratio then in effect, and ranges from .315% to .60% per annum. There is a facility fee that we are also required to pay under the Revolving Credit Facility that is based on a rate applied to the total commitment amount under the Revolving Credit Facility, regardless of how much of that commitment we have actually drawn upon. The facility fee rate ranges from .085% to .15% per annum, depending on our total debt-to-EBITDA ratio then in effect.

On September 6, 2006, we entered into a five-year $200 million term loan facility (2006 Term Loan Facility) with Wells Fargo Bank, N.A., as Administrative Agent. On December 31, 2007 we began making the scheduled quarterly principal payments as follows:

Quarterly Installments	Percentage of Drawn Amounts
1 – 8	2.50% each
9 – 12	3.75% each
13 – 15	5.00% each
Maturity Date	Remaining Principal Balance

The Term Loan Facility matures on September 6, 2011. For each borrowing under the 2006 Term Loan Facility, we can generally choose to have the interest rate for that borrowing calculated based on either (i) a Eurodollar (as defined in the 2006 Term Loan Facility) rate, plus a spread which is determined based on our total debt-to-EBITDA ratio (as defined in the 2006 Term Loan Facility) then in effect, and ranges from .315% to .60% per annum, or (ii) the higher of Wells Fargo Bank's prime rate in effect on such date or the Federal Funds rate in effect on such date plus .50%. There is a facility fee that we are also required to pay under the 2006 Term Loan Facility that is based on a facility fee rate applied to the outstanding principal balance owed under the 2006 Term Loan Facility. The facility fee rate ranges from .085% to .15% per annum, depending on our total debt-to-EBITDA ratio then in effect. We may elect to prepay the Term Loan Facility at any time without incurring any prepayment penalties. Once an amount has been prepaid, it may not be reborrowed.

On January 18, 2008, we entered into a six-month $50 million revolving credit facility (Bridge Loan Facility) with Wells Fargo Bank, N.A., as Administrative Agent. The Bridge Loan Facility had a maturity date of July 18, 2008 and would have allowed us to obtain revolving credit loans up to that date if it had not been terminated in March 2008.

On March 7, 2008, we terminated the Bridge Loan Facility and entered into a new four-year $100 million term loan facility (2008 Term Loan Facility) with Wells Fargo Bank, N.A., as Administrative Agent. On March 31, 2009, we will begin making the scheduled quarterly principal payments as follows:

Quarterly Installments	Percentage of Drawn Amount
1 – 4	2.25% each
5 – 8	3.75% each
9 – 12	4.00% each
Maturity Date	Remaining Principal Balance

The 2008 Term Loan Facility matures on March 7, 2012. For each borrowing under the 2008 Term Loan Facility, we can generally choose to have the interest rate for that borrowing calculated based on either (i) a Eurodollar (as defined in the 2008 Term Loan Facility) rate, plus a spread which is determined based on our total debt-to-EBITDA ratio (as defined in the 2008 Term Loan Facility) then in effect, and ranges from .40% to .75% per annum, or (ii) the higher of Wells Fargo Bank's prime rate in effect on such date or the Federal Funds rate in effect on such date plus .50%. There is a facility fee that we are also required to pay under the 2008 Term Loan Facility that is based on a rate applied to the outstanding principal balance owed under the 2008 Term Loan Facility. The facility fee rate ranges from .10% to .25% per annum, depending on our total debt-to-EBITDA ratio then in effect. We may elect to prepay the 2008 Term Loan Facility at any time. Once an amount has been prepaid, it may not be reborrowed.

Under all of our credit facilities we are required to maintain an interest coverage ratio of not less than 2.75 to 1 and a total debt-to-EBITDA ratio of not more than 3.0 to 1. The credit facilities also contain covenants restricting our and our subsidiaries' ability to grant liens and enter into certain transactions and limit the total amount of indebtedness of our subsidiaries to $20 million.

The credit facilities each also include customary covenants regarding reporting obligations, delivery of notices regarding certain events, maintaining our corporate existence, payment of obligations, maintenance of our properties and insurance thereon at customary levels with financially sound and reputable insurance companies, maintaining books and records and compliance with applicable laws. The credit facilities each also provide for customary events of default including nonpayment of principal or interest, breach of representations and warranties, violations of covenants, failure to pay certain other indebtedness, bankruptcy and material judgments and liabilities, certain violations of environmental laws or ERISA or the occurrence of a change of control prevent of default under existing agreements. As of December 31, 2008, we were in compliance with all of the covenants of our credit facilities.

The future minimum principal payments related to our debt at December 31, 2008 are as follows:

In thousands	
2009	$ 30,938
2010	46,688
2011	133,000
2012	60,000
	$ 270,625

Cash payments for interest were $14.4 million, $13.2 million, and $6.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Note D – Interest Rate Risk

We use derivative instruments to manage the risk of changes in prevailing interest rates adversely affecting future cash flows associated with our credit facilities. We assess interest rate risk by regularly identifying and monitoring changes in interest rate exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. The derivative instrument used to manage such risk is the interest rate swap. We do not enter into derivative instruments for any purpose other than cash flow hedging. We do not speculate using derivative instruments.

As with any financial instrument, derivative instruments have inherent risks, primarily market and credit risk. Market risk associated with changes in interest rates is managed as part of our overall market risk monitoring process by establishing and monitoring limits as to the degree of risk that may be undertaken. Credit risk occurs when a counterparty to a derivative contract in which we have an unrealized gain fails to perform according to the terms of the agreement. We minimize our credit risk by entering into transactions with counterparties that maintain high credit ratings.

We account for interest rate swaps in accordance with SFAS 133. We have designated our interest rate swap as a cash flow hedge. For a derivative instrument designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative instrument is recorded in other comprehensive loss and is recognized as a component of interest expense in the Statement of Operations when the hedged item affects results of operations. On a quarterly basis, we assess the ineffectiveness of the hedging relationship, and any gains or losses related to the ineffectiveness are recorded as interest expense in our Statement of Operations. We do not expect the ineffectiveness related to our current hedging activity to be material to our financial results in the future. There were no components of the derivative instruments that were excluded from the assessment of hedge effectiveness.

We discontinue hedge accounting prospectively if it is determined that (i) an interest rate swap is not highly effective in offsetting changes in the cash flows of a hedged item, (ii) the derivative expires or is sold, terminated or exercised, or (iii) the derivative is undesignated as a hedge instrument. If hedge accounting is discontinued, the derivative instrument will continue to be carried at fair value, with changes in the fair value of the derivative instrument recognized in the current period's results of operations. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the accumulated gains and losses included in accumulated other comprehensive income (loss) will be recognized immediately in results of operations. When hedge accounting is discontinued because the derivative instrument has not been or will not continue to be highly effective as a hedge, the remaining amount in accumulated other comprehensive income (loss) is amortized into earnings over the period that cash flows that were being hedged affect earnings.

In September 2007, we entered into a two-year interest rate swap agreement with a notional amount of $150.0 million and a fixed rate of 4.655%. The two-year term began on September 28, 2007. This interest rate swap changes the variable-rate cash flow exposure on the $150.0 million notional amount to fixed-rate cash flows by entering into receive-variable, pay-fixed interest rate swap transactions. Under this swap transaction, we receive London Interbank Offered Rate (LIBOR) based variable interest rate payments and make fixed-interest rate payments, thereby creating fixed-rate debt. We designated this hedging relationship as hedging the risk of changes in cash flows (a cash flow hedge) attributable to changes in the LIBOR rate applicable to our 2005 Revolving Credit Facility and 2006 Term Loan Facility. As such, we report the fair value of the swap as an asset or liability on our balance sheet, any ineffectiveness as interest expense, and effective changes to the fair value of the swap in other comprehensive income (loss). Fair value is determined using projected discounted future cash flows calculated using readily available market information (future LIBOR rates). At December 31, 2008 this swap is recorded at fair value as a $4.5 million liability. We recognized into earnings losses of $2.7 million for the year ended December 31, 2008, that were related to the swap and previously reported in other comprehensive loss. We expect losses of $4.5 million to be reclassified into earnings over the next twelve months related to the swap and currently reported in other comprehensive loss. The amount ultimately realized, however, could differ as interest rates change.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair value hierarchy that prioritizes the inputs used in valuation methodologies into three levels. Fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The following table provides additional detail of the fair value of our swap liability at December 31, 2008 by level within the SFAS 157 fair value measurement hierarchy, as required by SFAS 157:

In thousands	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap liability	$ 4,502	$ -	$ 4,502	$ -
Total	$ 4,502	$ -	$ 4,502	$ -

Note E – Income Taxes

The components of income tax expense (benefit) are as follows:

In thousands	Year Ended December 31, 2008	2007	2006
Current			
Federal	$ 19,502	$ 39,855	$ 49,958
State and local	4,153	8,719	10,349
Foreign	1,644	1,292	433
Total current	$ 25,299	$ 49,866	$ 60,740
Deferred			
Federal	$ 11,703	$ 8,145	$ 5,487
State and local	1,555	609	891
Foreign	271	(123)	338
Total deferred	$ 13,529	$ 8,631	$ 6,716
Total income tax expense	$ 38,828	$ 58,497	$ 67,456

The United States and foreign components of income before income taxes were as follows:

In thousands	Year Ended December 31, 2008	2007	2006
United States	$ 95,826	$ 148,291	$ 176,777
Foreign	5,743	2,846	2,471
Total income before income taxes.	$ 101,569	$ 151,137	$ 179,248

The differences between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes were as follows:

In thousands	Year Ended December 31, 2008		2007		2006	
Computed expected income tax expense	$ 35,550	35%	$ 52,898	35%	$ 62,737	35%
Net effect of state income taxes	4,081	4%	6,063	4%	7,306	4%
Production activities deduction	(479)	-1%	(1,282)	-1%	(1,940)	-1%
Other, net	(324)	0%	818	1%	(647)	0%
Income tax expense for the period	$ 38,828	38%	$ 58,497	39%	$ 67,456	38%

Total income tax expense (benefit) was allocated as follows:

In thousands	Year Ended December 31, 2008	2007	2006
Results of operations	$ 38,828	$ 58,497	$ 67,456
Stockholders' equity	(14,471)	(5,187)	(1,580)
Total	$ 24,357	$ 53,310	$ 65,876

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

In thousands	December 31, 2008	2007
Deferred tax assets		
Deferred compensation and retirement plan	$ 20,835	$ 9,564
Accrued expenses not deductible until paid	7,575	6,520
Employee stock-based compensation	4,829	4,514
Accounts receivable, net	1,391	1,443
Other, net	256	252
State income tax	–	627
Federal net operating loss carryforwards	1,153	2,239
Foreign net operating loss carryforwards	1,051	1,564
State net operating loss carryforwards	678	1,101
Total gross deferred tax assets	37,768	27,824
Less valuation allowance	(663)	(1,047)
Net deferred tax assets	37,105	26,777
Deferred tax liabilities		
Property, plant and equipment	(13,002)	(11,825)
Goodwill and other intangibles	(76,744)	(67,997)
Other, net	(82)	(387)
Total gross deferred tax liabilities	(89,828)	(80,209)
Net deferred tax liabilities	$ (52,723)	$ (53,432)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the expectation of future taxable income and that the deductible temporary differences will offset existing taxable temporary differences, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2008 and 2007.

Net deferred taxes are recorded both as a current deferred income tax asset and as other long-term liabilities based upon the classification of the related assets and liabilities that give rise to the temporary difference. There are approximately $24.1 million and $14.2 million of deferred tax assets related to non-current items that are netted with long-term deferred tax liabilities at December 31, 2008 and 2007, respectively.

Harte-Hanks or one of our subsidiaries files income tax returns in the U.S. federal, U.S. state and foreign jurisdictions. For U.S. state and foreign returns, we are no longer subject to tax examinations for years prior to 2004. For U.S. federal returns, we are no longer subject to tax examinations for the years prior to 2005.

We adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48) on January 1, 2007. We did not recognize a change to our unrecognized tax benefits as a result of the implementation of FIN 48. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

Balance at January 1, 2007	$ 10,590
Additions for current year tax positions	640
Additions for prior year tax positions	1,205
Reductions for prior year tax positions	(871)
Lapse of statute	(1,762)
Settlements	–
Balance at December 31, 2007	9,802
Additions for current year tax positions	–
Additions for prior year tax positions	307
Reductions for prior year tax positions	(907)
Lapse of statute	(2,121)
Settlements	–
Balance at December 31, 2008	$ 7,081

Included in the balance as of December 31, 2008 are $4.8 million of tax benefits that, if recognized, would impact the effective tax rate. During the years ended December 31, 2008, 2007, and 2006, we recognized approximately $1.2 million, $0.2 million and $0.1 million in taxes related to interest and penalties. We had approximately $2.5 million and $1.3 million of interest and penalties accrued at December 31, 2008 and 2007, respectively.

We anticipate that it is reasonably possible that we will have a reduction in the liability related to filing positions in the range of $2.3 million to $2.5 million during 2009 as a result of the lapsing statutes.

As of December 31, 2008, we had net operating loss carryforwards that are available to reduce future taxable income and that will begin to expire in 2011.

The valuation allowance for deferred tax assets as of January 1, 2007, was $1.1 million. The valuation allowance at December 31, 2008 and 2007 relates to foreign and state net operating loss carryforwards, which are not expected to be realized.

Deferred income taxes have not been provided on the undistributed earnings of our foreign subsidiaries as these earnings have been, and under current plans will continue to be, permanently reinvested in these subsidiaries. If those earnings were not considered permanently reinvested, U.S. federal deferred income taxes would have been recorded. However, it is not practicable to estimate the amount of additional taxes which may be payable upon distributions.

Cash payments for income taxes were $28.5 million, $44.1 million and $59.1 million in 2008, 2007 and 2006, respectively.

Note F – Goodwill and Other Intangibles

Goodwill and other intangibles are recorded in accordance with SFAS 141. Goodwill is recorded to the extent that the purchase price exceeds the fair value of the identifiable net assets acquired. Pursuant to SFAS 142, goodwill and other intangibles with indefinite useful lives are tested for impairment as described below.

We assess the impairment of goodwill and other intangibles with indefinite useful lives in accordance with SFAS 142. We assess the impairment of goodwill by determining the fair value of each of our reporting units and comparing the fair value to the carrying value for each reporting unit. We have identified our reporting units as Direct Marketing and Shoppers. As quoted market prices are not available for our reporting units, estimated fair value is determined using projected discounted future cash flows based on historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Cash flow multiple models and our overall market capitalization are also considered when evaluating the fair value of our reporting units. If a reporting unit's carrying amount exceeds its fair value, we must calculate the implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of its assets and liabilities (recognized and unrecognized) in a manner similar to a business combination purchase price allocation, and then compare this implied fair value to its carrying amount. To the extent that the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recorded.

We assess the impairment of other intangibles with indefinite lives by determining the fair value of each intangible and comparing the fair value to the carrying value for each intangible. Fair value is determined using the relief from royalty method, a form of the income approach, based on historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. If an intangible's carrying amount exceeds its fair value, the intangible asset is written down to fair value and an impairment loss is recorded.

Both the Direct Marketing and Shoppers reporting units and all other intangibles with indefinite lives were tested for impairment using the November 30, 2008 balances. Based on the results of our impairment test, we have not recorded an impairment loss related to goodwill or other intangibles with indefinite useful lives in any of the three years ended December 31, 2008.

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007, are as follows:

In thousands	Direct Marketing	Shoppers	Total
Balance at December 31, 2006	$377,860	$167,487	$545,347
Purchase accounting adjustments	(1,764)	–	(1,764)
Balance at December 31, 2007	$376,096	$167,487	$543,583
Purchase consideration	9,626	–	9,626
Purchase accounting adjustments	(332)	–	(332)
Balance at December 31, 2008	$385,390	$167,487	$552,877

Other intangibles with indefinite useful lives all relate to trademarks and trade names associated with the Tampa Flyer acquisition in April 2005 and the Aberdeen acquisition in September 2006, and were recorded at fair value.

The carrying amount of other intangibles with indefinite lives for the years ended December 31, 2008 and 2007, was $5.0 million in Direct Marketing and $7.6 million in Shoppers.

Other intangibles with definite useful lives all relate to contact databases, client relationships and non-compete agreements. Other intangibles with definite useful lives are recorded on the basis of cost in accordance with SFAS 141. Pursuant to SFAS 142, intangible assets with definite useful lives are amortized on a straight-line basis over their respective estimated useful lives, typically a period of 5 to 10 years, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset my not be recoverable. We have not recorded an impairment loss related to other intangibles with definite useful lives in any of the three years ended December 31, 2008.

The changes in the carrying amount of other intangibles with definite lives for the years ended December 31, 2008 and 2007, are as follows:

In thousands	Direct Marketing	Shoppers	Total
Balance at December 31, 2006	$ 4,489	$ 6,359	$ 10,848
Amortization	(2,347)	(1,162)	(3,509)
Purchase accounting adjustments	1,000	–	1,000
Balance at December 31, 2007	$ 3,142	$ 5,197	$ 8,339
Amortization	(1,903)	(1,047)	(2,950)
Balance at December 31, 2008	$ 1,239	$ 4,150	$ 5,389

Amortization expense related to other intangibles with definite useful lives was $3.0 million, $3.5 million and $2.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. Expected amortization expense for the next five years is as follows:

In thousands	
2009	$ 1,712
2010	934
2011	674
2012	648
2013	625

Note G – Employee Benefit Plans

Prior to January 1, 1999, we maintained a defined benefit pension plan for which most of our employees were eligible. In conjunction with significant enhancements to the 401(k) plan, we elected to freeze benefits under this defined benefit pension plan as of December 31, 1998.

In 1994, we adopted a non-qualified, supplemental pension plan covering certain employees, which provides for incremental pension payments so that total pension payments equal those amounts that would have been payable from the principal pension plan were it not for limitations imposed by income tax regulation. The benefits under this supplemental pension plan, which is an unfunded plan, will continue to accrue as if the principal pension plan had not been frozen.

On December 31, 2006, we adopted SFAS 158, which requires that the overfunded or underfunded status of defined benefit postretirement plans be recorded as an asset or liability in the balance sheet. The funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation. Periodic changes in the funded status are recognized through other comprehensive income. We currently measure the funded status of our defined benefit plans as of December 31, the date of our year-end consolidated balance sheets.

The status of the defined benefit pension plans at year-end was as follows:

In thousands	Year Ended December 31, 2008	2007
Change in benefit obligation		
Benefit obligation at beginning of year	$ 131,049	$ 126,565
Service cost	671	766
Interest cost	7,967	7,778
Actuarial loss (gain)	(533)	1,943
Curtailment	(1,975)	–
Benefits paid	(6,644)	(6,003)
Benefit obligation at end of year	$ 130,535	$ 131,049
Change in plan assets		
Fair value of plan assets at beginning of year	$ 115,012	$ 108,343
Actual return on plan assets	(33,865)	7,227
Contributions	795	5,445
Benefits paid	(6,644)	(6,003)
Fair value of plan assets at end of year	$ 75,298	$ 115,012
Funded status at end of year	$ (55,237)	$ (16,037)

The following amounts have been recognized in the Consolidated Balance Sheets at December 31:

In thousands	2008	2007
Noncurrent assets	$ –	$ 4,537
Current liabilities	(6,800)	–
Noncurrent liabilities	(48,437)	(20,574)
	$ (55,237)	$ (16,037)

The following amounts have been recognized in accumulated other comprehensive loss at December 31:

In thousands	2008	2007
Net loss	$ 45,168	$ 22,172
Transition obligation	7	65
Prior service cost	97	146
	$ 45,272	$ 22,383

We plan to make a $6.0 million contribution to our frozen pension plan in September of 2009 in order to obtain the Pension Protection Act of 2006 full funding limit exemption. We are not required to make and do not intend to make any additional contributions to our frozen pension plan in 2009. We are not required to make and do not intend to make any contributions to our unfunded pension plan in 2009 other than to the extent needed to cover benefit payments.

The following information is presented for pension plans with an accumulated benefit obligation in excess of plan assets:

In thousands	December 31, 2008	2007
Projected benefit obligation	$ 130,535	$ 131,049
Accumulated benefit obligation	$ 128,992	$ 127,037
Fair value of plan assets	$ 75,298	$ 115,012

The non-qualified, unfunded pension plan had an accumulated benefit obligation of $16.1 million and $16.6 million at December 31, 2008 and 2007, respectively.

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Loss:

In thousands	Year Ended December 31, 2008	2007	2006
Net Period Benefit Cost (Pre-tax)			
Service cost	$ 671	$ 766	$ 762
Interest cost	7,967	7,778	7,320
Expected return on plan assets	(8,976)	(8,964)	(8,258)
Amortization of prior service cost	61	61	61
Transition obligation	96	96	96
Recognized actuarial loss	2,008	2,442	2,513
Net periodic benefit cost	$ 1,827	$ 2,179	$ 2,494
Amounts Recognized in Other Comprehensive Loss (Pre-tax)			
Net loss	$ 38,326		
Transition obligation	(99)		
Prior service cost	(82)		
Total recognized in other comprehensive loss	$ 38,145		
Total recognized in net periodic benefit cost and other comprehensive loss	$ 39,972		

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next year are $5.5 million and $0.1 million, respectively.

The weighted-average assumptions used for measurement of the defined pension plans were as follows:

	Year Ended December 31, 2008	2007	2006
Weighted-average assumptions used to determine net periodic benefit cost			
Discount rate	6.25%	6.00%	6.00%
Expected return on plan assets	8.00%	8.25%	8.50%
Rate of compensation increase	4.00%	4.00%	4.00%

	December 31, 2008	2007
Weighted-average assumptions used to determine benefit obligations		
Discount rate	6.25%	6.25%
Rate of compensation increase	4.00%	4.00%

The discount rate assumptions are based on current yields of investment-grade corporate long-term bonds. The expected long-term return on plan assets is based on the expected future average annual return for each major asset class within the plan's portfolio (which is principally comprised of equity investments) over a long-term horizon. In determining the expected long-term rate of return on plan assets, we evaluated input from our investment consultants, actuaries, and investment management firms including their review of asset class return expectations, as well as long-term historical asset class returns. Projected returns by such consultants and economists are based on broad equity and bond indices. Additionally, we considered our historical 15-year compounded returns, which have been in excess of the forward-looking return expectations.

The funded pension plan assets as of December 31, 2008 and 2007, by asset category are as follows:

In thousands	2008	%	2007	%
Equity securities	$ 48,793	65%	$ 87,432	76%
Debt securities	26,505	35%	27,580	24%
Total plan assets	$ 75,298	100%	$ 115,012	100%

The expected future pension benefit payments for the next ten years as of December 31, 2008 are as follows:

In thousands	
2009	$ 6,766
2010	7,451
2011	7,611
2012	8,023
2013	8,410
2014 - 2018	47,638
	$ 85,899

The investment policy for the Harte-Hanks, Inc. Pension Plan focuses on the preservation and enhancement of the corpus of the plan's assets through prudent asset allocation, quarterly monitoring and evaluation of investment results, and periodic meetings with investment managers.

The investment policy's goals and objectives are to meet or exceed the representative indices over a full market cycle (3-5 years). The policy establishes the following investment mix, which is intended to subject the principal to an acceptable level of volatility while still meeting the desired return objectives:

	Target	Acceptable Range	Benchmark Index
Domestic Equities	57.5%	35% - 75%	S&P 500
Large Cap Growth	22.5%	15% - 30%	Russell 1000 Growth
Large Cap Value	22.5%	15% - 30%	Russell 1000 Value
Mid Cap Value	7.5%	5% - 15%	Russell Mid Cap Value
Mid Cap Growth	5.0%	0% - 10%	Russell Mid Cap Growth
Domestic Fixed Income	25.0%	15% - 50%	LB Aggregate
International Equities	17.5%	10% - 25%	MSC1 EAFE

To address the issue of risk, the investment policy places high priority on the preservation of the value of capital (in real terms) over a market cycle. Investments are diversified; reasonable concentration in any one issue, issuer, industry or geographic area is allowed if the potential reward is worth the risk.

Investment managers are evaluated by the performance of the representative indices over a full market cycle for each class of assets. The Pension Plan Committee reviews, on a quarterly basis, the investment portfolio of each manager, which includes rates of return, performance comparisons with the most appropriate indices, and comparisons of each manager's performance with a universe of other portfolio managers that employ the same investment style.

We also sponsor a 401(k) retirement plan in which we match a portion of employees' voluntary before-tax contributions. Under this plan both employee and matching contributions vest immediately. Total 401(k) expense recognized in 2008, 2007 and 2006 was $6.7 million, $7.2 million and $7.0 million, respectively.

Note H – Stockholders' Equity

We paid a quarterly dividend of 7.5 cents per common share and 7.0 cents per common share in each of the quarters in the years ended December 31, 2008 and 2007, respectively. We currently plan to pay a quarterly dividend of 7.5 cents per common share in each of the quarters in 2009, although any actual dividend declaration can be made only upon approval of our Board of Directors, based on its business judgment.

During 2008, we repurchased 4.9 million shares of our common stock for $76.6 million under our stock repurchase program, all of which was repurchased during the first quarter of 2008. As of December 31, 2008, we have repurchased 63.9 million shares since the beginning of our January 1997 stock repurchase program. In January 2008, our Board authorized an additional 12.5 million shares under our stock repurchase program, bringing the total repurchase authorization to 74.4 million shares. Under this program, we had authorization to repurchase approximately 10.5 million additional shares at December 31, 2008.

During 2008, we received 4,261 shares of our common stock, with an estimated market value of $49.9 thousand, in connection with stock option exercises and the vesting of nonvested shares. Since January 1997, we have received 1.6 million shares in connection with stock option exercises and the vesting of nonvested shares.

Note I – Stock-Based Compensation

We account for stock-based compensation in accordance with SFAS 123R. SFAS 123R requires that all share-based awards be recognized as operating expense, based on their fair values on the date of grant, over the requisite service period, in the Consolidated Statement of Operations.

Compensation expense for stock-based awards is recognized on a straight-line basis over the vesting period of the entire award in the "Labor" line of the Consolidated Statement of Operations. For the years ended December 31, 2008, 2007 and 2006, we recorded total stock-based compensation expense of $5.8 million ($3.6 million, net of tax), $7.1 million ($4.3 million, net of tax) and $7.4 million ($4.6 million, net of tax), respectively.

In May 2005, we adopted the 2005 Omnibus Incentive Plan (2005 Plan), a shareholder approved plan, pursuant to which we may issue to directors, officers and key employees up to 4.6 million equity securities. Under the 2005 Plan we have awarded stock options, nonvested shares and performance stock units. The 2005 Plan replaced the 1991 Stock Option Plan (1991 Plan), a shareholder approved plan, pursuant to which we issued stock options to officers and key employees. No additional options will be granted under the 1991 Plan. As of December 31, 2008, there were 2.0 million shares available for grant under the 2005 Plan.

Stock Options

Under the 2005 Plan, all options have been granted at exercise prices equal to the market value of the common stock on the grant date (2005 Plan options). All 2005 Plan options become exercisable in 25% increments on the second, third, fourth and fifth anniversaries of their date of grant and expire on the tenth anniversary of their date of grant. As of December 31, 2008, 2005 Plan options to purchase 2.3 million shares were outstanding with exercise prices ranging from $10.12 to $28.85 per share.

Under the 1991 Plan, options were granted at exercise prices equal to the market value of the common stock on the grant date (1991 Plan market price options) and at exercise prices below the market value of the common stock (1991 Plan performance options). 1991 Plan market price options become exercisable in 25% increments on the second, third, fourth and fifth anniversaries of their date of grant and expire on the tenth anniversary of their date of grant. As of December 31, 2008, 1991 Plan market price options to purchase 4.4 million shares were outstanding with exercise prices ranging from $13.04 to $26.55 per share.

The 1991 Plan performance options became exercisable in whole or in part after three years, and the extent to which they became exercisable at that time depended upon the extent to which we achieved certain goals established at the time the options were granted. At December 31, 2008, 1991 Plan performance options to purchase 6,000 shares were outstanding, all with exercise prices of $1.33 per share. No 1991 Plan performance options have been granted since January 1999 and all remaining 1991 Plan performance options were exercised in January 2009.

The following summarizes all stock option activity during 2008, 2007 and 2006:

	Number of Shares	Weighted-Average Option Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Thousands)
Options outstanding at December 31, 2005	7,428,184	$18.07		
Granted	808,875	25.92		
Exercised	(846,652)	12.00		$ 12,754
Cancelled	(238,436)	25.12		
Options outstanding at December 31, 2006	7,151,971	$19.44		
Granted	1,028,125	24.91		
Exercised	(979,545)	14.16		$ 9,009
Cancelled	(416,907)	24.67		
Options outstanding at December 31, 2007	6,783,644	$20.71		
Granted	1,083,550	15.73		
Exercised	(89,707)	12.57		$ 327
Cancelled	(1,069,797)	20.68		
Options outstanding at December 31, 2008	6,707,690	$20.02	5.04	$ 29
Exercisable at December 31, 2008	4,035,719	$18.84	3.20	$ 29

The aggregate intrinsic value at year end in the table above represents the total pre-tax intrinsic value that would have been received by the option holders if all of the in-the-money options were exercised on December 31, 2008. The pre-tax intrinsic value is the difference between the closing price of our common stock on December 31, 2008 and the exercise price for each in-the-money option. This value fluctuates with the changes in the price of our common stock.

The following table summarizes information about stock options outstanding at December 31, 2008:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 1.33 – 14.50	518,364	1.55	$ 13.49	480,864	$ 13.67
$14.54 – 15.79	551,628	1.78	$ 14.81	551,628	$ 14.81
$15.90 – 15.90	886,050	9.10	$ 15.90	–	$ 15.90
$16.04 – 17.30	603,724	1.57	$ 16.59	552,224	$ 16.53
$17.45 – 18.22	787,807	3.19	$ 18.13	787,807	$ 18.13
$18.31 – 21.23	508,750	3.69	$ 19.89	508,750	$ 19.89
$22.03 – 22.03	637,592	5.08	$ 22.03	471,469	$ 22.03
$22.78 – 24.42	377,700	6.99	$ 23.81	139,575	$ 24.00
$25.63 – 25.63	739,499	6.07	$ 25.63	367,413	$ 25.63
$25.74 – 25.80	509,751	7.09	$ 25.80	133,236	$ 25.80
$26.07 – 28.85	586,825	7.90	$ 26.34	42,753	$ 27.20
	6,707,690	5.04	$ 20.02	4,035,719	$18.84

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions used for grants during 2008, 2007 and 2006:

	Years Ended December 31,		
	2008	2007	2006
Expected term (in years)	6.75	6.75	6.75
Expected stock price volatility	24.60%	21.43%	23.25%
Risk-free interest rate	3.13%	4.59%	4.45%
Expected dividend yield	1.66%	1.11%	0.89%

Expected term is estimated using the simplified method under Staff Accounting Bulletin No. 107, which takes into account vesting and contractual term. The simplified method is being used to calculate expected term instead of historical experience due to a lack of relevant historical data resulting from changes in option vesting schedules and changes in the pool of employees receiving option grants. Expected stock price volatility is based on the historical volatility from traded shares of our stock over the expected term. The risk-free interest rate is based on the rate of a zero-coupon U.S. Treasury instrument with a remaining term approximately equal to the expected term. Expected dividend yield is based on historical stock price movement and anticipated future annual dividends over the expected term. Future annual dividends over the expected term are estimated to range between $0.30 and $0.42 per share, with a weighted-average annual dividend of $0.36 per share.

The weighted-average fair value of options granted during 2008, 2007 and 2006 was $4.05, $7.32 and $8.11, respectively. As of December 31, 2008, there was $8.8 million of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted average period of approximately 2.82 years.

Nonvested Shares

All nonvested shares have been granted under the 2005 Plan. In general, nonvested shares vest 100% on the third anniversary of their date of grant.

The following summarizes all nonvested share activity during 2008, 2007 and 2006:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Nonvested shares outstanding at December 31, 2005	-	$ -
Granted	82,624	25.82
Vested	-	-
Cancelled	(3,201)	25.80
Nonvested shares outstanding at December 31, 2006	79,423	$25.82
Granted	81,584	25.01
Vested	-	-
Cancelled	(7,048)	25.27
Nonvested shares outstanding at December 31, 2007	153,959	$25.41
Granted	57,730	15.90
Vested	(4,335)	17.30
Cancelled	(26,968)	23.30
Nonvested shares outstanding at December 31, 2008	180,386	$22.88

The fair value of each nonvested share is estimated on the date of grant as the closing market price of our common stock on the date of grant. We did not grant any nonvested shares prior to 2006. As of December 31, 2008, there was $1.2 million of total unrecognized compensation cost related to nonvested shares. This cost is expected to be recognized over a weighted average period of approximately 1.61 years.

Performance Stock Units

All performance stock units have been granted under the 2005 Plan. Performance stock units are a form of share-based awards similar to nonvested shares, except that the number of shares ultimately issued is based on our performance against specific performance goals over a three-year period. At the end of the performance period, the number of shares of stock issued will be determined by adjusting upward or downward from the target in a range between 0% and 125%.

The following summarizes all performance stock unit activity during 2008, 2007 and 2006:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Performance stock units outstanding at December 31, 2005	-	$ -
Granted	48,175	25.03
Issued	-	-
Cancelled	(3,025)	25.03
Performance stock units outstanding at December 31, 2006	45,150	$25.03
Granted	48,900	25.29
Issued	-	-
Cancelled	(5,600)	25.08
Performance stock units outstanding at December 31, 2007	88,450	$25.17
Granted	38,875	15.90
Issued	-	-
Cancelled	(21,975)	21.84
Performance stock units outstanding at December 31, 2008	105,350	$22.44

The fair value of each performance stock unit is estimated on the date of grant as the closing market price of our common stock on the date of grant, minus the present value of dividend payments anticipated to $0.30 and $0.34 per share, with a weighted-average annual dividend of $0.32 per share. Periodic compensation expense is based on the current estimate of future performance against specific performance goals over a three-year period and is adjusted up or down based on those estimates. As of December 31, 2008, none of the performance goals associated with outstanding performance stock units are expected to be achieved. As a result, no compensation expense related to performance stock awards has been recorded since June 30, 2007 and we reversed $0.5 million of previously recorded stock-based compensation related to performance stock units in the third quarter of 2007.

Employee Stock Purchase Plan

The 1994 Employee Stock Purchase Plan, a shareholder approved plan, provides for a total of 6.0 million shares to be sold to participating employees at 85% of the fair market value at specified quarterly investment dates. During 2008, we issued 0.3 million shares under our employee stock purchase plan at an average price of $9.84 per share. 1.9 million shares were available for issuance at December 31, 2008.

Note J – Fair Value of Financial Instruments

Because of their maturities and/or variable interest rates, certain financial instruments have fair values approximating their carrying values. These instruments include cash and cash equivalents, accounts receivable and trade payables. The carrying value of the interest rate swap is adjusted to fair value at the end of each fiscal quarter and is disclosed in Note D, *Interest Rate Risk*. The fair value of our outstanding debt is disclosed in Note C, *Long-Term Debt.*

Note K – Commitments and Contingencies

At December 31, 2008, we had letters of credit in the amount of $17.6 million. No amounts were drawn against these letters of credit at December 31, 2008. These letters of credit exist to support insurance programs relating to workers' compensation, automobile and general liability, and leases.

On March 23, 2001, inactive Harte-Hanks Shoppers employees Frank Gattuso and Ernest Sigala filed a putative class action against Harte-Hanks Shoppers, Inc., claiming that Harte-Hanks Shoppers failed to comply with a California statutory provision requiring an employer to indemnify employees for expenses incurred on behalf of the employer. The plaintiffs allege that Harte-Hanks Shoppers failed to reimburse them for expenses of using their automobiles as outside sales representatives and failed to accurately itemize these expenses on plaintiffs' wage statements. The suit was filed in Los Angeles County Superior Court. The putative class that plaintiffs seek to represent has been limited to all California Harte-Hanks outside sales representatives who were not separately reimbursed apart from their base salary and commissions for the expenses they incurred in using their own automobiles after early 1998. The plaintiffs seek indemnification and compensatory damages, statutory damages, exemplary damages, penalties, interest, costs of suit, and attorneys' fees. Harte-Hanks Shoppers filed a cross-complaint seeking a declaratory judgment that the plaintiffs have been indemnified for their automobile expenses by the higher salaries and commissions paid to them as outside sales representatives. The cross-complaint also alleges conversion, unjust enrichment, constructive trust and rescission and restitution based on mutual mistake. On January 30, 2002, the trial court ruled that California Labor Code Section 2802 requires employers to reimburse employees for mileage and other expenses incurred in the course of employment, but that an employer is permitted to pay increased wages or commissions instead of indemnifying actual expenses. On May 28, 2003, the trial court denied the plaintiffs' motion for class certification. On October 27, 2005, the California Court of Appeal issued a unanimous opinion affirming the trial court's rulings, including the interpretation of Labor Code Section 2802 and denial of class certification. On November 23, 2005, the Court of Appeal denied the plaintiffs' petition for rehearing. On November 5, 2007, the California Supreme Court affirmed the trial court's ruling that Labor Code Section 2802 permits lump sum reimbursement and that an employer may satisfy its obligations to indemnify employees for reasonable and necessary business expenses under Labor Code Section 2802 by paying enhanced taxable compensation. The Supreme Court remanded the matter back to the trial court for further proceedings related to the class certification issue and directed the trial court to consider whether the following issues could properly be resolved on a class-wide basis: (1) did Harte-Hanks Shoppers adopt a practice or policy of reimbursing outside sales representatives for automobile expenses by paying them higher commission rates and base salaries than it paid to inside sales representatives, (2) did Harte-Hanks Shoppers establish a method to apportion the enhanced compensation payments between compensation for labor performed and expense reimbursement and (3) was the amount paid for expense reimbursement sufficient to fully reimburse the employees for the automobile expenses they reasonably and necessarily incurred. On July 29, 2008, the trial court stated its intention to issue a split class action certification ruling, certifying a class action with respect to the first two questions listed immediately above (adoption of a policy or practice, and establishment of an apportionment method) and denying class certification on the third question listed immediately above (sufficiency of reimbursement). Based upon its belief that the conditions for a loss accrual described in SFAS No. 5, *Accounting for Contingencies*, have not been met, Harte-Hanks has made no accrual for this loss contingency. An estimate of the possible loss or range of loss from any adverse result on this case cannot reasonably be made. We believe that we have substantial meritorious defenses to these claims and we intend to vigorously defend the lawsuit. Nevertheless, we cannot predict the impact of future developments in this lawsuit, and any resolution of this lawsuit within a particular fiscal quarter may adversely impact our results of operations for that quarter.

We are also currently subject to various other legal proceedings in the course of conducting our businesses and, from time to time, we may become involved in additional claims and lawsuits incidental to our businesses. In the opinion of management, after consultation with counsel, any ultimate liability arising out of these pending claims and lawsuits is not currently expected to have a material adverse effect on our consolidated financial position or results of operations. Nevertheless, we cannot predict the impact of future developments affecting our pending or future claims and lawsuits and any resolution of a claim or lawsuit within a particular fiscal quarter may adversely impact our results of operations for that quarter. We expense legal costs as incurred, and all recorded legal liabilities are adjusted as required as better information becomes available to us. The factors we consider when recording an accrual for contingencies include, among others: (i) the opinions and views of our legal counsel; (ii) our previous experience; and (iii) the decision of our management as to how we intend to respond to the complaints.

Note L – Leases

We lease certain real estate and equipment under various operating leases. Most of the leases contain renewal options for varying periods of time. The total rent expense applicable to operating leases was $30.5 million, $31.1 million and $28.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Step rent provisions and escalation clauses, capital improvement funding, rent holidays and other lease concessions are taken into account in computing minimum lease payments. We recognize the minimum lease payments on a straight-line basis over the minimum lease term.

The future minimum rental commitments for all non-cancelable operating leases with terms in excess of one year as of December 31, 2008 are as follows:

In thousands	
2009	$25,159
2010	20,117
2011	13,839
2012	10,351
2013	7,790
After 2013	9,501
	$86,757

Note M – Selected Quarterly Data (Unaudited)

In thousands, except per share amounts	2008 Quarter Ended December 31	September 30	June 30	March 31	2007 Quarter Ended December 31	September 30	June 30	March 31
Revenues	$269,643	$269,913	$274,756	$268,509	$303,017	$286,696	$290,145	$283,028
Operating income	25,520	31,246	34,740	25,811	47,233	40,000	41,579	36,115
Net income	14,326	16,615	18,214	13,586	27,536	21,882	22,895	20,327
Basic earnings per share	$ 0.23	$ 0.26	$ 0.29	$ 0.21	$ 0.39	$ 0.30	$ 0.31	$ 0.27
Diluted earnings per share	$ 0.23	$ 0.26	$ 0.29	$ 0.21	$ 0.39	$ 0.30	$ 0.31	$ 0.27

Earnings per common share amounts are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share amounts may not equal the annual earnings per share.

Note N – Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and nonvested shares.

A reconciliation of basic and diluted earnings per share (EPS) is as follows:

In thousands, except per share amounts	Year Ended December 31, 2008	2007	2006
Basic EPS			
Net income	$ 62,741	$ 92,640	$ 111,792
Weighted-average common shares outstanding used in earnings per share computations	63,933	72,524	79,049
Earnings per share	$ 0.98	$ 1.28	$ 1.41
Diluted EPS			
Net income	$ 62,741	$ 92,640	$ 111,792
Shares used in diluted earnings per share computations	64,104	73,703	80,646
Earnings per share	$ 0.98	$ 1.26	$ 1.39
Computation of Shares Used in Earnings Per Share Computations			
Weighted-average common shares outstanding	63,933	72,524	79,049
Weighted-average common equivalent shares — dilutive effect of options and nonvested shares	171	1,179	1,597
Shares used in diluted earnings per share computations	64,104	73,703	80,646

For the purpose of calculating the shares used in the diluted EPS calculations, 7.3 million, 2.5 million and 1.8 million anti-dilutive options have been excluded from the EPS calculations for the years ended December 31, 2008, 2007 and 2006, respectively.

Note O – Business Segments

We are a worldwide direct and targeted marketing company with operations in two segments – Direct Marketing and Shoppers.

Harte-Hanks Direct Marketing uses various capabilities and technologies to enable our clients to capture, analyze and disseminate customer and prospect data across all points of customer contact. Direct Marketing services are targeted to specific industries or markets with services and software products tailored to each industry or market. Currently, our Direct Marketing business services various vertical markets including retail, high-tech/telecom, financial services, pharmaceutical/healthcare, and a wide range of selected markets. We believe that we are generally able to provide services to new industries and markets by modifying our services and applications as opportunities are presented. Depending on the needs of our clients, our Direct Marketing capabilities are provided in an integrated approach through more than 30 facilities worldwide, more than 10 of which are located outside of the United States. Each of these centers possesses some specialization and is linked with others to support the needs of our clients.

Harte-Hanks Shoppers is North America's largest owner, operator and distributor of shopper publications, based on weekly circulation and revenues. Shoppers are weekly advertising publications delivered free by Standard Mail to households and businesses in a particular geographic area. Shoppers offer advertisers a targeted, cost-effective local advertising system, with virtually 100% penetration in their area of distribution. Shoppers are particularly effective in large markets with high media fragmentation in which major metropolitan newspapers generally have low penetration. Our Shoppers segment also provides advertising and other services online through our websites, *PennySaverUSA.com* and *TheFlyer.com*. Our Shoppers clients range from large national companies to local neighborhood businesses to individuals with a single item for sale. The segment's core clients are local service businesses and small retailers. Shoppers client base is entirely domestic. At December 31, 2008, our Shoppers publications were zoned into more than 1,000 separate editions with total circulation of over 12 million shopper packages in California and Florida each week. After planned first quarter 2009 circulation reductions, Shoppers circulation will total approximately 11.5 million.

Included in Corporate Activities are general corporate expenses. Assets of Corporate Activities include unallocated cash, investments and deferred income taxes.

Information about our operations in different business segments is set forth below based on the nature of the products and services offered. We evaluate performance based on several factors, of which the primary financial measures are segment revenues and operating income. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies (Note A).

	Year Ended December 31,		
In thousands	2008	2007	2006
Revenues			
Direct Marketing	$ 732,740	$ 732,461	$ 709,728
Shoppers	350,081	430,425	474,960
Total revenues	$ 1,082,821	$ 1,162,886	$1,184,688
Operating income			
Direct Marketing	$ 103,121	$ 108,796	$ 109,458
Shoppers	25,884	70,784	88,814
Corporate Activities	(11,688)	(14,653)	(12,220)
Total operating income	$ 117,317	$ 164,927	$ 186,052
Income before income taxes			
Operating income	$ 117,317	$ 164,927	$ 186,052
Interest expense	(14,201)	(12,992)	(6,333)
Interest income	378	539	231
Other, net	(1,925)	(1,337)	(702)
Income before income taxes	$ 101,569	$ 151,137	$ 179,248
Depreciation			
Direct Marketing	$ 25,350	$ 25,569	$ 24,618
Shoppers	8,056	7,606	6,930
Corporate Activities	23	20	18
Total depreciation	$ 33,429	$ 33,195	$ 31,566
Other intangible amortization			
Direct Marketing	$ 1,903	$ 2,347	$ 1,303
Shoppers	1,047	1,162	1,163
Total intangible amortization	$ 2,950	$ 3,509	$ 2,466
Capital expenditures			
Direct Marketing	$ 17,116	$ 21,270	$ 25,758
Shoppers	2,814	6,947	7,935
Corporate Activities	17	–	15
Total capital expenditures	$ 19,947	$ 28,217	$ 33,708

In thousands	Year Ended December 31, 2008	2007
Total assets		
Direct Marketing	$ 617,926	$ 657,462
Shoppers	252,766	269,910
Corporate Activities	42,874	24,554
Total assets	$ 913,566	$ 951,926
Goodwill		
Direct Marketing	$ 385,390	$ 376,096
Shoppers	167,487	167,487
Total goodwill	$ 552,877	$ 543,583
Other intangible assets		
Direct Marketing	$ 6,239	$ 8,141
Shoppers	11,750	12,798
Total other intangible assets	$ 17,989	$ 20,939

Information about the operations in different geographic areas:

In thousands	Year Ended December 31, 2008	2007	2006
Revenues [a]			
United States	$ 980,236	$ 1,078,795	$1,122,194
Other countries	102,585	84,091	62,494
Total revenues	$ 1,082,821	$ 1,162,886	$1,184,688
Long-lived net assets [b]			
United States	$ 86,288	$ 95,685	
Other countries	11,145	16,669	
Total long-lived assets	$ 97,433	$ 112,354	

a Geographic revenues are based on the location of the service being performed. In prior years, geographic revenues were presented based on the location of the client. 2007 and 2006 amounts have been reclassified to reflect geographic revenues based on the location of the service being performed.

b Long-lived assets are based on physical location.

INDEX TO EXHIBITS

We are incorporating certain exhibits listed below by reference to other Harte-Hanks filings with the Securities and Exchange Commission, which we have identified in parentheses after each applicable exhibit.

Exhibit No.	Description of Exhibit
Charter Documents	
3(a)	Amended and Restated Certificate of Incorporation as amended through May 5, 1998 (filed as Exhibit 3(e) to the Company's Form 10-Q for the six months ended June 30, 1998).
3(b)	Second Amended and Restated Bylaws (filed as Exhibit 3(b) to the Company's Form 10-Q for the nine months ended September 30, 2001).
Credit Agreements	
10.1(a)	Credit Agreement by and between the Company and JPMorgan Chase Bank, N.A., as administrative agent, dated August 12, 2005 (filed as Exhibit 10.1 to the Company's Form 8-K dated August 12, 2005).
10.1(b)	Term Loan Agreement by and between the Company and Wells Fargo Bank, N.A., as administrative agent, dated September 6, 2006 (filed as Exhibit 10.1 to the Company's Form 8-K dated September 6, 2006).
10.1(c)	First Amendment to Term Loan Agreement by and between the Company and Wells Fargo Bank, N.A., as administrative Agent, dated September 18, 2006 (filed as Exhibit 10.1 to the Company's Form 8-K dated September 18, 2006).
10.1(d)	Term Loan Agreement by and between the Company and Wells Fargo Bank, N.A, as administrative agent, dated March 7, 2008 (filed as Exhibit 10.1 to the Company's Form 8-K dated March 7, 2008).
Management and Director Compensatory Plans and Forms of Award Agreements	
10.2(a)	Harte-Hanks, Inc. Restoration Pension Plan (As Amended and Restated Effective January 1, 2008) (filed as Exhibit 10.1 to the Company's Form 8-K dated June 27, 2008).
10.2(b)	Harte-Hanks, Inc. Deferred Compensation Plan (As Amended and Restated Effective January 1, 2008) (filed as Exhibit 10.3 to the Company's Form 10-K dated June 27, 2008).
10.2(c)	Harte-Hanks, Inc. 1998 Director Stock Plan (filed as Exhibit 10(h) to the Company's Form 10-Q for the six months ended June 30, 1998).
10.2(d)	Harte-Hanks Communications, Inc. 1996 Incentive Compensation Plan (filed as Exhibit 10(p) to the Company's Form 10-Q for the six months ended June 30, 1996).

10.2(e)	Harte-Hanks, Inc. Amended and Restated 1991 Stock Option Plan (filed as Exhibit 10(g) to the Company's Form 10-Q for the six months ended June 30, 1998).
10.2(f)	Form of Non Qualified Stock Option Agreement for employees granted under the Amended and Restated 1991 Stock Option Plan (filed as Exhibit 10(i) to the Company's Form 10-K for the year ended December 31, 2005).
10.2(g)	Form of Non Qualified Stock Option Agreement for directors granted Under the Amended and Restated 1991 Stock Option Plan (filed as Exhibit 10(j) to the Company's Form 10-K for the year ended December 31, 2005).
10.2(h)	Form of Non-Qualified Performance Stock Option Agreement for grants dated January 6, 1997, September 24, 1997, January 7, 1998 and January 28, 1998 (filed as Exhibit 10.2.a to the Company's Form 8-K dated December 15, 2005).
10.2(i)	Form of Non-Qualified Performance Stock Option Agreement for grants dated January 12, 1999 and January 25, 1999 (filed as Exhibit 10.2.b to the Company's Form 8-K dated December 15, 2005).
10.2(j)	Form of Amendment to Harte-Hanks, Inc. Non-Qualified Performance Stock Option Agreement for certain officers (filed as Exhibit 10.1.a to the Company's Form 8-K dated December 15, 2005).
10.2(k)	Form of Amendment to Harte-Hanks, Inc. Non-Qualified Performance Stock Option Agreement for non-officers. (filed as Exhibit 10.1.b to the Company's Form 8-K dated December 15, 2005).
10.2(l)	Harte-Hanks, Inc. 2005 Omnibus Incentive Plan (As Amended and Restated Effective February 13, 2009) (filed as Exhibit 10.1 to the Company's Form 8-K dated February 13, 2009).
10.2(m)	Form of 2005 Omnibus Non-Qualified Stock Option Agreement (filed as Exhibit 10(p) to the Company's Form 10-K for the year ended December 31, 2005).
10.2(n)	Form of 2005 Omnibus Incentive Plan Bonus Stock Agreement (filed as Exhibit 10.1 to the Company's Form 8-K dated January 25, 2006).
10.2(o)	Form of 2005 Omnibus Incentive Plan Restricted Stock Award Agreement (filed as Exhibit 10.2 to the Company's Form 8-K dated January 25, 2006).
10.2(p)	Form of 2005 Omnibus Incentive Plan Performance Unit Award Agreement (filed as Exhibit 10.3 to the Company's Form 8-K dated January 25, 2006).
*10.2(q)	Summary of Non-Employee Directors' Compensation.

Executive Officer Employment and Separation Agreements

10.3(a)	Transition and Consulting Agreement, dated as of August 29, 2007, by and between the Company and Richard Hochhauser (filed as Exhibit 10.1 to the Company's Form 8-K dated August 29, 2007).
10.3(b)	Form of Change of Control Severance Agreement between the Company and its President and Chief Executive Officer and its Executive Vice Presidents (other than Peter E. Gorman) and Senior Vice Presidents, dated as of June 27, 2008 (filed as Exhibit 10.4 to the Company's Form 8-K, dated June 27, 2008).
10.3(c)	Form of Severance Agreement between the Company and Peter E. Gorman, dated as of June 27, 2008 (filed as Exhibit 10.5 to the Company's Form 8-K, dated June 27, 2008).
10.3(d)	Form of Change of Control Severance Agreement between the Company and its Vice Presidents, dated as of June 27, 2008 (filed as Exhibit 10.6 to the Company's Form 8-K, dated June 27, 2008).
10.3(e)	Form of Non-Compete Agreement signed by certain officers and certain employees of the Company (filed as Exhibit 10.4 to the Company's Form 8-K dated January 25, 2006).
10.3(f)	Transition Agreement, dated as of December 15, 2008, by and between the Company and Dean Blythe (filed as Exhibit 10.1 to the Company's Form 8-K dated December 15, 2008).

Other Exhibits

*21	Subsidiaries of the Company.
*23	Consent of KPMG LLP.
*31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Furnished Certification of Chief Executive Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	Furnished Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Filed or furnished herewith, as applicable

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Larry Franklin, President and Chief Executive Officer of Harte-Hanks, Inc. (the "Company"), certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 2, 2009
Date

/s/ Larry Franklin
Larry Franklin
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Douglas Shepard, Executive Vice President and Chief Financial Officer of Harte-Hanks, Inc. (the "Company"), certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 2, 2009
Date

/s/ Douglas Shepard
Douglas Shepard
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Larry Franklin, President and Chief Executive Officer of Harte-Hanks, Inc. (the "Company"), hereby certify that the accompanying report on Form 10-K for the year ended December 31, 2008 and filed with the Securities and Exchange Commission on the date hereof pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Report") by the Company fully complies with the requirements of those sections.

I further certify that, based on my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 2, 2009
Date

/s/ Larry Franklin
Larry Franklin
President and Chief Executive Officer

Note: This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Douglas Shepard, Executive Vice President and Chief Financial Officer of Harte-Hanks, Inc. (the "Company"), hereby certify that the accompanying report on Form 10-K for the year ended December 31, 2008 and filed with the Securities and Exchange Commission on the date hereof pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Report") by the Company fully complies with the requirements of those sections.

I further certify that, based on my knowledge, the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 2, 2009
Date

/s/ Douglas Shepard
Douglas Shepard
Executive Vice President
and Chief Financial Officer

Note: This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.